As filed with the Securities and Exchange Commission on February 24, 2025
Securities Act File No. 333-277684
Investment Company Act File No. 811-23937

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
(Check appropriate box or boxes)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 2	☒
and
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 3	☒

John Hancock CQS Multi Asset Credit Fund
Exact Name of Registrant as Specified in Declaration of Trust

200 Berkeley Street
Boston,
MA
02116
Address of Principal Executive Offices (Number, Street, City, State, Zip Code)
617-663-3000
Registrant’s Telephone Number, including Area Code
Christopher Sechler, Esq.
200 Berkeley Street
Boston,
MA
02116
Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:
Mark P. Goshko
George J. Zornada
K&L Gates LLP
1 Congress St, Suite 2900
Boston, Massachusetts 02114

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☒	on (February 28, 2025) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

.

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS
John Hancock CQS
Multi Asset Credit Fund (formerly, John Hancock Multi Asset Credit Fund)
John Hancock CQS Multi Asset Credit Fund (formerly, John Hancock Multi Asset Credit Fund) (the “fund”) is a Massachusetts business trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a continuously offered, diversified, closed-end management investment company. The fund’s investment objective is to seek to generate a return comprised of both current income and capital appreciation, emphasizing current income with low volatility and low correlation to the broader markets. There can be no assurance that the fund will achieve its investment objective or that it will not incur a loss. The fund pursues its investment objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in credit-related investments of U.S. and non-U.S. issuers. The fund is operated as an “interval fund” and, in order to provide a degree of liquidity to the shareholders of the fund (“Shareholders”), the fund has adopted a fundamental policy pursuant to Rule 23c-3 under the 1940 Act, to make quarterly offers to repurchase between 5% and 25% of its outstanding Class I Shares, Class A Shares and Class U Shares of beneficial interest (the “Shares”) at the current net asset value (“NAV”) per share. Notices of each quarterly repurchase offer are sent to Shareholders of the fund of record at least 21 days before the “Repurchase Request Deadline” (
i.e.
, the latest date on which Shareholders can tender their Shares in response to a repurchase offer). This notice may be included with a shareholder report or other fund document. For the avoidance of doubt, Shareholders may withdraw or modify their tenders at any time prior to the Repurchase Request Deadline pursuant to Rule 23c-3(b)(6) under the 1940 Act. In addition, the fund cannot require that a minimum number of Shares be tendered pursuant to Rule 23c-3(b)(1) under the 1940 Act.
If you invest in the fund through a financial intermediary, the notice will be provided to you by your financial intermediary. This notice will also be posted on the fund’s website at
https://www.jhinvestments.com/investments/interval-and-tender-offer-funds/alternativefunds/cqs-multi-asset-credit-fund-i-jmcfx
. The fund determines the NAV applicable to repurchases no later than fourteen (14) days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The fund expects to distribute payment to Shareholders no later than seven (7) calendar days after such date. For a more complete description of the periodic repurchase offers that the fund anticipates engaging in, see “PERIODIC REPURCHASE OFFERS” below. There can be no assurance that the fund will achieve its investment objective.
John Hancock Investment Management LLC serves as the fund’s investment adviser (the “Advisor”). Under the supervision of the Advisor and with oversight by the Board of Trustees of the fund (the “Board”), CQS (US), LLC (the “Subadvisor” or “CQS”) has day-to-day portfolio management responsibilities for the fund.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.
Manulife, Manulife Investments, Stylized M Design, and Manulife Investments & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and John Hancock, and the Stylized John Hancock Design are trademarks of John Hancock Life Insurance Company (U.S.A.). Each are used by it and by its affiliates under license.

	Per Class I Share	Per Class A Share	Per Class U Share	Total
Price to Public 1	At current NAV	At current NAV plus sales load	At current NAV	At current NAV plus sales load
Maximum Sales Load 2 as a Percentage of Purchase Amount	None	2.50%	None
Total Proceeds to the Fund 3	Current NAV	Current NAV	Current NAV	At current NAV

1	The Shares are continuously offered at current NAV, which will fluctuate.
2
Class A Share investments may be subject to a maximum sales charge of 2.50%. Such sales load will not form part of an investor’s investment in the fund. The sales load may be waived in certain circumstances at the Advisor’s discretion. See “Distribution Arrangements.” Also, Shareholders may qualify for a reduced sales load on Class A Shares. See “Purchase Terms” regarding how sales charges on Class A Shares are calculated.

3
Total Proceeds to the fund assume that all registered Shares will be sold in a continuous offering and the maximum sales load is incurred as applicable. The proceeds may differ from that shown if other than the maximum sales load is paid on average, the then-current net asset value at which Shares are sold varies from that shown and/or additional Shares are registered.

John Hancock Investment Management Distributors LLC (the “Distributor”) acts as the distributor of the Shares, on a best efforts basis, subject to various conditions. Shares may be purchased through brokers, dealers or banks that have entered into selling agreements with the Distributor, or through intermediaries that have an agreement with the Distributor related to the purchase of Shares. Neither the Distributor nor any other adviser, broker or dealer is obligated to buy from the fund any of the Shares. The Distributor serves as the principal underwriter for the fund. The Distributor is an affiliate of the Advisor.
In consideration for distribution and investor services in connection with Class A Shares and Class U Shares of the fund, the fund will pay the Distributor or a designee a monthly fee equal to 0.25% per annum of the aggregate value of the fund’s Class A Shares outstanding and equal to 0.75% per annum of the aggregate value of the fund’s Class U Shares outstanding, determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) (typically 4:00 p.m., Eastern time, on each business day that the NYSE is open) (or more frequently as needed) (prior to any repurchases of Shares and prior to the Management Fee (as defined below) being calculated). The Advisor or its affiliates may pay from their own resources compensation to broker-dealers and other intermediaries in connection with placement of Shares or servicing of investors. These arrangements may result in receipt by such broker-dealers and other intermediaries and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of shares of a different investment fund. A prospective investor with questions regarding this arrangement may obtain additional detail by contacting his, her or its intermediary directly. Prospective investors also should be aware that this payment could create incentives on the part of an intermediary to view the fund more favorably relative to investment funds not making payments of this nature or making smaller such payments.
Shares are an illiquid investment. An investment in the fund should be considered a speculative investment that entails substantial risks, including but not limited to:

•
The fund’s Shares are not listed on any securities exchange and it is not anticipated that a secondary market for the fund’s Shares will develop. Thus, an investment in the fund may not be suitable for investors who may need the money they invest in a specified timeframe;

•	The amount of distributions that the fund may pay, if any, is uncertain;

•	The fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the fund’s performance, such as from offering proceeds and borrowings;

•	All or a portion of an annual distribution may consist solely of a return of capital (i.e., from your original investment) and not a return of net investment income;

•	Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn or otherwise;

•
Risks related to the use of leverage, senior loans, fixed-income securities, distressed debt, asset-based lending investments, convertible securities, emerging market debt, and private credit are described in the “Risk Factors” section beginning on page 29 of this Prospectus;

•
An investor may pay a sales load up to 2.50% for Class A Shares as described in this Prospectus. If an investor pays the maximum 2.50% sales load for Class A Shares, the investor must experience a total return on his or her net investment of more than 2.50% in order to recover these expenses;

•	Even though the fund will make quarterly repurchase offers for its outstanding Shares, investors should consider Shares of the fund to be an illiquid investment;

•
Investors should carefully consider the fund’s risks and investment objective, as an investment in the fund may not be appropriate for all investors and is not designed to be a complete investment program;

•
Because of the risks associated with use of leverage, senior loans, fixed-income securities, distressed debt, asset-based lending investments, convertible securities, emerging market debt, and private credit, an investment in the fund should be considered speculative and involving a high degree of risk, including the risk of a substantial loss of investment;

•
Before making an investment/allocation decision, investors and financial intermediaries should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objective and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance; and

•
Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. It is possible that investing in the fund may result in a loss of some or all of the amount invested.

This Prospectus sets forth concisely the information about the fund that a prospective investor should know before investing. You should read this Prospectus, which contains important information, before deciding whether to invest in the fund. You should retain the Prospectus for future reference. A Statement of Additional Information (SAI) dated March 1, 2025, containing additional information about the fund, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. A copy of the SAI may be obtained without charge by calling 800-225-6020 (toll-free) or from the SEC’s website at sec.gov. Copies of the fund’s annual report and semi-annual report, when available, and other information about the fund may be obtained upon request by writing to the fund, by calling 800-225-6020, or by visiting the fund’s website at
https://www.jhinvestments.com/investments/interval-and-tender-offer-funds/alternativefunds/cqs-multi-asset-credit-fund-i-jmcfx
. You also may obtain a copy of any information regarding the fund filed with the SEC from the SEC’s website (sec.gov). The fund will also provide to each person, including any beneficial owner, to whom the Prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the Prospectus but not delivered with the Prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to the fund, by calling 800-225-6020, or by visiting the fund’s website at
https://www.jhinvestments.com/investments/interval-and-tender-offer-funds/alternativefunds/cqs-multi-asset-credit-fund-i-jmcfx
. You also may obtain a copy of any information regarding the fund filed with the SEC from the SEC’s website (sec.gov).
Copies of the fund’s shareholder reports are not sent by mail. Instead, the reports are made available on
https://www.jhinvestments.com/investments/interval-and-tender-offer-funds/alternativefunds/cqs-multi-asset-credit-fund-i-jmcfx
, and you will be notified and provided with a link each time a report is posted to the website. You may request to receive paper reports from the fund or from your financial intermediary, free of charge, at any time. You may also request to receive documents through eDelivery. Your election to receive reports in paper will apply to all funds held with the Advisor or your financial intermediary.
The fund’s Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
March 1, 2025
You should rely only on the information contained or incorporated by reference in this Prospectus. The fund has not, and the Distributor has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the fund nor the Distributor is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the da
t
e on the front of this Prospectus. The fund’s business, financial condition and results of operations may have changed since the date of this Prospectus.

PROSPECTUS SUMMARY
The following is only a summary of this Prospectus and does not contain all of the information that you should consider before investing in the fund. You should review the more detailed information contained in this prospectus (“Prospectus”) and in the Statement of Additional Information (“SAI”), especially the information set forth under the heading “Investment Objective and Principal Investment Strategies” and “Risk Factors.”

The Fund	John Hancock CQS Multi Asset Credit Fund (formerly, John Hancock Multi Asset Credit Fund), a Massachusetts business trust (the “fund” ).

Continuous Offering
The fund continuously offers and sells shares of beneficial interests (the “Shares”) designated as Class I Shares (“Class I Shares”), Class A Shares (“Class A Shares”), and Class U Shares (“Class U Shares”), through John Hancock Investment Management Distributors LLC (the “Distributor”). Investors who purchase Shares in the offering, and other persons who acquire Shares and are admitted to the fund by its Board of Trustees (each, individually a “Trustee” and collectively, the “Board”), will become shareholders of the fund (the “Shareholders”). The fund currently intends to accept purchases of Shares on daily basis. All Shares are sold at the most recently calculated net asset value per Share for the class of Shares purchased as of the date on which the purchase is accepted. The minimum initial investment in the fund by any account is $250,000 for Class I Shares and $1,000 for Class A Shares and Class U Shares. The minimum investment amounts may be reduced or waived by the fund at the fund’s sole discretion.
See
“Purchase Terms.” The fund is a closed-end “interval fund” and, in order to provide a degree of liquidity to Shareholders, the fund has adopted a fundamental policy pursuant to Rule 23c-3 under the 1940 Act, to make regular offers to repurchase between 5% and 25% of its outstanding Shares at NAV per share. In each repurchase offer, the fund will offer to repurchase its Shares at their net asset value (“NAV”) on the relevant valuation date reduced by any applicable repurchase fee.
See
“Repurchases and Transfers of Shares.”

The fund reserves the right to reject a purchase order for any reason. Shareholders will not have the right to redeem their Shares. However, as described below, in order to provide liquidity to Shareholders, the fund will conduct periodic repurchase offers for a portion of its outstanding Shares.

Investment Objective and Principal Investment Strategies

Investment Objective
The fund’s investment objective is to seek to generate a return comprised of both current income and capital appreciation, emphasizing current income with low volatility and low correlation to the broader markets. There can be no assurance that the fund will achieve its investment objective or that it will not incur a loss. The Board may change the investment objective of the fund without shareholder approval.

Investment Strategies
Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in credit-related investments of U.S. and non-U.S. issuers (“Credit Investments”). Credit Investments include: (i) Loans (as defined below); (ii) Fixed-Income Securities (as defined below); (iii) Distressed Debt (as defined below); (iv) Asset-Based Securities Investments (“ABS”) (as defined below); (v) Convertible Securities (as defined below); (vi) Emerging Market Debt (as defined below); and (vii) Private Credit (as defined below).

There is no limit on the range of maturities and credit quality of securities in which the fund may invest. Such securities will include below-investment grade securities.

The general descriptions below summarize certain investments that may be pursued by the fund. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investments that may be used by the fund.

Loans

Loans will include, but will not be limited to, performing loans and long-biased holdings of sub-investment grade senior and/or subordinated loans, including second liens and mezzanine debt, which are obligations of entities that are expected to maintain debt servicing obligations.

Senior loans are investments in originated first and second lien term loans, delayed draw term loans, revolving credit facilities, and club deals. These types of investments are called “senior loans” because they are generally secured by a borrower’s assets pursuant to a first or second priority or “senior” lien, ranking above unsecured and subordinated bonds. Such loans pay a coupon and repay the bulk of principle at maturity. This means that the asset class has little or no interest rate duration. Senior loans do not include commercial mortgage loans (including subordinated real estate mezzanine financing). The fund may invest in loans either by transacting directly at the initial funding date or acquiring loans in secondary market transactions. The fund’s commitments in connection with a portion of the loans in which it invests may be unfunded.

The fund may invest in loans secured by substantially all of the assets of the borrower and the other loan parties (subject to customary exceptions), including a pledge of the equity of the borrower and its subsidiaries. While real property is not a primary source of collateral, occasionally mortgages are part of the collateral package if the borrower owns particularly valuable real property. The fund may also invest in subordinated debt obligations to the extent permitted by the fund’s investment restrictions.

The fund may invest in loans and other debt securities that have the same characteristics as senior loans except that such loans are second in lien priority rather than first. Such “second lien” loans and securities like senior loans typically have adjustable floating-rate interest payments. Accordingly, the risks associated with “second lien” loans are higher than the risks of loans with first priority over the collateral. In the event of default on a “second lien” loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral value would remain for the second priority lien holder, and therefore result in a loss of investment to the fund.

The fund may also invest in mezzanine debt, which generally will be unrated or have ratings or implied or imputed ratings below investment grade. Mezzanine debt or securities are generally unsecured and/or subordinated to other obligations, and tend to have greater credit and liquidity risk than that typically associated with investment grade corporate obligations. The risks associated with mezzanine debt include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions may adversely affect the obligor’s ability to pay principal and interest on its debt. Many obligors on mezzanine debt are highly leveraged. As such, specific developments affecting such obligors, such as reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations.

Fixed-Income Securities

The fund may invest in a diversified portfolio of bonds. These may include, but are not limited to, corporate bonds and debentures, mortgage-backed and asset-backed securities, and U.S. government and agency securities. These may include, but are not limited to, domestic and foreign corporate bonds, government obligations, debentures and notes, convertible securities, preferred securities, and domestic and foreign government obligations. The fund may have long exposures to corporate and financial credits through credit default swaps and long exposures to corporate credit indices through credit default swaps, exchange traded funds and other instruments. There is no limit on the fund’s average maturity.

Distressed Debt

The fund may invest in distressed debt securities. Distressed debt securities are bonds issued by entities that are either already in default, under bankruptcy protection, or in distress and heading toward such a condition. Such securities can be issued by both domestic and foreign private institutions and governments. Distressed debt securities typically do not receive interest payments and such securities may be subject to restrictions on resale. The fund may also maintain long positions in equity or equity related instruments following the reorganization, restructuring and/or insolvency of a loan obligor or as the result of conversion events in convertible securities.

ABS ABS are investments including, but not limited to:

•  Commercial Real Estate Lending: the origination and acquisition of commercial real estate loans secured by housing-related and traditional commercial real estate property types;

•  Consumer-Related Assets: acquisition of consumer loans, including distressed or nonperforming loans; high-yield ABS backed by various forms of non mortgage household debt largely focused on select market segments such as: automobile loans and leases, credit cards and personal installment loans; and other types of consumer loans;

•  Corporate Asset-Based Credit: asset-based corporate credit secured by real estate, equipment, receivables, inventory and intellectual property rights, among other assets;

•  Esoteric Credit: securities backed by contracted cashflows of loans or leases on data centers, music royalties, mobile phone plans, spectrum bandwidth rights, solar panels for either residential or commercial use, or other asset types;

•  Residential Real Estate Lending: the origination and acquisition of residential real estate loans and legacy mortgage loan pools, including distressed or nonperforming loans, and newly originated non-agency mortgage loans;

•  Securitized Credit: securities backed by residential real estate (“RMBS”), commercial real estate (“CMBS”), collateralized mortgage obligations (“CMOs”), secured corporate loans (“CLOs”) and ABS;

•  Significant Risk Transfer Assets: exposure to portfolios of loans via bank issued credit linked notes or fully funded credit default swap contracts; and

•  Transportation Assets: transportation assets such as loans and leases backed by commercial aircraft, aircraft engines, shipping vessels or other transportation and equipment.

The fund may also take long exposures to ABS indices (such as CMBX) through credit default swaps.

The fund may trade both rated and unrated debt as well as listed and unlisted instruments and debt-equity hybrid instruments.

Except for RMBS, CMBS, CMOs, CLOs and ABS, which may range from most senior (AAA-rated) to most subordinate (BB-rated, B-rated and equity), most loans and investments made directly by the fund are not rated. If a loan or investment is rated, it will usually be rated by S&P Global Ratings, Moody’s Investors Service, Inc., Fitch Ratings, Kroll Bond Rating Agency or DBRS Morningstar, and may be rated below investment-grade
.

Convertible Securities

Convertible Securities may include convertible bonds, convertible notes, convertible preference shares, exchangeable bonds (whereby the underlying security is different from the corresponding issuer), warrants and any other convertible or exchangeable instruments. Equity and equity-linked securities (including depositary receipts and other participation rights), index and participation notes and equity linked notes may be held on an ancillary basis. Investments in Convertible Securities are not subject to the rating criteria with respect to non-convertible debt obligations. As with all debt securities, the market value of Convertible Securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. The market value of Convertible Securities can also be heavily dependent upon the changing value of the equity securities into which such securities are convertible, depending on whether the market price of the underlying security exceeds the conversion price. Convertible Securities generally rank senior to common stocks in an issuer’s capital structure and consequently entail less risk than the issuer’s common stock. However, the extent to which such risk is reduced depends upon the degree to which the Convertible Security sells above its value as a fixed-income security.

Emerging Market Debt

The fund may invest in debt instruments of emerging-market issuers. CQS (US), LLC (the “Subadvisor” or “CQS”) may consider, but is not limited to, the classifications by the World Bank, the International Finance Corporation, or the United Nations and its agencies in determining whether a country is an emerging or a developed country. Examples of emerging-market countries include most African, Central Asian, Eastern European, and South and Central American nations. The portfolio managers use proprietary research to identify specific countries, corporate sectors, and issuers that are attractively priced, and shall not be constrained by market capitalization, company fundamentals, security valuation or seasoning, or similar characteristics. The Subadvisor uses economic and industry analysis to try to anticipate shifts in the business cycle and determine which countries and sectors might benefit over the next twelve (12) months. Due to potentially volatile conditions in emerging markets, the fund’s investment process may result in a higher-than-average portfolio turnover ratio, which could increase transaction costs. In the event of extreme market conditions, the Subadvisor may temporarily depart from the investment strategy for defensive purposes. A number of countries that the fund may invest in may not have sovereign bond ratings, may be below-investment-grade, or may be unrated. Below-investment-grade debt securities are also referred to as junk bonds. The fund may invest in corporate or other privately issued debt instruments of issuers having market capitalizations of below $1 billion at the time of investment. The debt securities in which the fund may invest include, but are not limited to, debt issued by governments or government agencies, including the U.S. Treasury; U.S. and foreign corporate-debt instruments; mortgage- and asset-backed securities and collateralized mortgage obligations; and variable and floating-rate senior and subordinated corporate-debt obligations. There is no limit on the maturities of the debt instruments in which the fund will invest. The fund may invest in securities denominated in any currency, including U.S. dollar-denominated emerging-market debt, and may be subject to unexpected, adverse currency fluctuations.

Private Credit

Private Credit is credit that is extended to companies or projects on a bilaterally negotiated basis and is not publicly offered or traded such as many corporate bonds are and is originated or held by lenders which are not banks. Private Credit takes various legal forms including loans, bonds, notes or private securitization issues. Private Credit encompasses various strategies including real estate debt, distressed debt, direct lending, mezzanine financing and structured financing. Strategies that do not easily fall into one of these categories are either opportunistic (investing across the credit spectrum as market opportunities permit) or niche/specialty finance strategies.

Other Investment Strategies

The fund may also, but is not required to, make other investments as follows:

The fund may invest in notes, bills, debentures, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the fund may invest in or hold common stock and other equity or equity related securities incidental to the purchase or ownership of Credit Investments or in connection with a reorganization, restructuring and/or insolvency of a borrower or as the result of a conversion event on a convertible security.

The fund may use derivative instruments to enhance returns, for efficient portfolio management purposes, gain investment exposure to Credit Investments, to provide downside protection and to dampen volatility.

As required by Rule 18f-4 under the 1940 Act (the “Derivatives Rule”), funds that engage in derivatives transactions, other than “limited derivatives users” (as defined under the Derivatives Rule), generally must adopt and implement written derivatives risk management program (the “Derivatives Risk Management Program”), that is reasonably designed to manage the funds’ derivatives risks, while taking into account the funds’ derivatives and other investments. This program includes risk guidelines, stress testing, internal reporting and escalation and periodic review of the program. Since the fund intends to engage in derivatives transactions and does not expect to qualify as a limited derivatives user, the fund will adopt a Derivatives Risk Management Program. In addition, on a quarterly and annual basis, the Advisor will provide the Board with written reports that address the operation, adequacy and effectiveness of the fund’s Derivatives Risk Management Program, which is generally designed to assess and manage derivatives risk.

The fund may retain amounts in cash or cash equivalents pending reinvestment where the Subadvisor considers it appropriate in order for the fund to seek to achieve its investment objective.

In addition, the fund may make use of leverage to seek to achieve its investment objective or for liquidity (i.e., to finance the repurchase of shares and/or bridge the financing of investments in Credit Investments). The fund may leverage its capital by borrowing on a short term basis (e.g., through the use of an overdraft facility and/or (reverse) repurchase agreements) and/or through the use of futures, forward contracts, options and other derivative instruments in order to finance redemptions, to permit currency hedging, manage interest rate risk, and make portfolio management more efficient to allow the fund’s portfolio to remain fully invested prior to settlement of sales of securities or other investments. Financial derivatives exhibit embedded leverage. The fund may also participate in loans, corporate credit or credit derivatives referencing loans, which inherently feature leverage. The fund may not grant loans or act as a guarantor on behalf of third-parties or borrow money except for short-term borrowings not to exceed one (1) year in an amount not exceeding 25% of its net assets.

In addition, the fund may lend its securities so long as such loans do not represent more than 33 1/3% of its total assets. As collateral for the loaned securities, the borrower must provide portfolio collateral equal to at least 100% of the value of the loaned securities. The collateral will consist of cash (including U.S. dollars and foreign currency), cash equivalents or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities. The borrower must also agree to increase the collateral if the value of the loaned securities increases. If the market value of the loaned securities declines, the borrower may request that some collateral be returned.

The fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven (7) days in the ordinary course of business at approximately the value at which the fund has valued the securities). The fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale, such as but not limited to closed-end funds, business development companies and partnerships.

The fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements, reverse repurchase agreements and other high quality debt instruments maturing in one year or less, among other instruments.

The fund may create or organize or otherwise utilize special purpose subsidiaries or other special purpose investment vehicles (“SPVs”), which are wholly-owned subsidiaries of the fund, to facilitate the fund’s investment strategies. Certain fund investments may be held by these SPVs.

The fund is not limited to the types of investments described above and may invest in other types of investments consistent with the fund’s investment objective.

Co-Investment
Under the 1940 Act, the fund is subject to certain regulatory restrictions in negotiating investments with entities, such as the Subadvisor and its affiliates, unless it obtains an exemptive order from the SEC. The fund relies on an exemptive order from the SEC permitting co-investment with other funds managed in a manner consistent with the fund’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Under the order, the fund is permitted to co-invest with affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the fund’s Independent Trustees (as defined below) make certain conclusions in connection with a co-investment transaction, including, for example, that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the fund and its Shareholders and do not involve overreaching of the fund or its Shareholders by any person concerned and (2) the transaction is consistent with the interests of Shareholders and is consistent with the fund’s investment objective and strategies.

The Investment Advisor and Subadvisor
The fund’s investment advisor is John Hancock Investment Management LLC (the “Advisor” or “JHIM”) and its subadvisor is CQS (US), LLC (the “Subadvisor” or “CQS”).

The Advisor is a registered investment adviser with the SEC under the Investment Advisers Act of 1940 (“Advisers Act”) and is an indirect principally owned subsidiary of Manulife Financial Corporation. The Advisor is responsible for overseeing the management of the fund, including its day-to-day business operations and monitoring the Subadvisor. As of December 31, 2024, the Advisor had total assets under management of approximately $165.2 billion.

The Subadvisor is a registered investment adviser with the SEC under the Advisers Act and is a Delaware limited liability company. The Subadvisor is also an indirect principally owned subsidiary of Manulife Financial Corporation. The Subadvisor handles the fund’s portfolio management activity, subject to oversight by the Advisor. As of December 31, 2024, the Subadvisor had total assets under management of approximately $2,688 million.

The Distributor
John Hancock Investment Management Distributors LLC acts as the distributor of Shares on a best efforts basis, subject to various conditions, pursuant to the terms of a distribution agreement entered into with the fund. The Distributor maintains its principal office at 200 Berkeley Street, Boston, Massachusetts, 02116.

Custodian	State Street Bank and Trust Company, located at One Congress Street, Suite 1, Boston, Massachusetts 02114, currently acts as custodian with respect to the fund’s assets.

Transfer Agent	SS&C GIDS, Inc. currently acts as transfer agent and dividend paying agent with respect to the fund’s assets and is located at 80 Lamberton Road, Windsor, Connecticut 06095.

Board of Trustees
The Board has an oversight role with respect to the fund and will include a majority of members who will not be “interested persons” of the fund or of the Advisor as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”). The Board consists of four members, three of whom are Independent Trustees.

Fees and Expenses
The fees and expenses of the fund are set forth below under “Fees and Expenses.” In consideration of the advisory services provided by the Advisor to the fund, the Advisor is entitled to a Management Fee (as defined below). The fund’s fees and expenses also include the following other fees: transfer agent fee, custody fee, and distribution and service fee. Class I Shares, Class A Shares and Class U Shares are subject to different fees and expenses.

Credit Facility
The fund may enter into one or more credit agreements or other similar agreements negotiated on market terms (each, a “Borrowing Transaction”) with one or more banks or other financial institutions which may or may not be affiliated with the Advisor (each, a “Financial Institution”). The fund may borrow under a credit facility for a number of reasons, including without limitation, in connection with its investment activities, to make monthly income distributions, to satisfy repurchase requests from Shareholders, and to otherwise provide the fund with temporary liquidity. To facilitate such Borrowing Transactions, the fund may pledge its assets to the Financial Institution.

Organizational and Offering Expenses
The fund incurred organization costs of $599,718 and offering costs of $311,541 upon commencement of operations. Organization costs are expensed as incurred. Offering costs are amortized over the fund’s first year of operations.

Expense Limitation Agreement
The Advisor contractually agrees to reduce its Management Fee for the fund or, if necessary, make payment to the fund, in an amount equal to the amount by which the following expenses of the fund, incurred in the ordinary course of the fund’s business, exceed 0.51% percent of average monthly net assets (on an annualized basis) of the fund: (a) administrative fees; (b) custody and accounting fees; (c) audit fees; (d) legal fees; (e) independent trustee fees; (f) valuation fees; (g) blue sky fees; (h) insurance premiums; (i) printing costs; (j) registration and filing expenses; (k) organization and offering expenses; (l) transfer agent fees and service fees; and (m) other miscellaneous ordinary expenses, but excluding: (1) advisory fees; (2) interest expense; (3) 12b-1 fees; (4) any cashiering or other investment servicing fees; (5) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the business of the fund; (6) taxes; (7) short dividends, (8) acquired fund fees and expenses, which are based on indirect net expenses associated with the fund’s investments in underlying investment companies; (9) class specific expenses; (10) portfolio brokerage commissions; (11) expenses related to, or incurred by, special purpose vehicles or other subsidiaries of the fund held directly or indirectly by the fund; (12) expenses, including legal expenses, related to investments of the fund; and (13) expenses, including legal expenses, related to co-investment transactions involving the fund. This agreement expires on February 28, 2026, unless renewed by mutual agreement of the Advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The Advisor also contractually agrees to waive a portion of its Management Fee and/or reimburse expenses for the fund and certain other John Hancock Funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2026, unless renewed by mutual agreement of the fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.

INVESTING IN THE FUND

Purchase of Shares	The fund offers three separate classes of Shares designated as Class I Shares, Class A Shares, and Class U Shares. Shares may only be purchased through brokers, dealers or banks that have entered into selling agreements with the Distributor, or through intermediaries that have an agreement with the Distributor related to the purchase of Shares. The fund intends to accept purchases of Shares on a daily basis. The Board may discontinue accepting purchases on a daily basis at any time.

Closed-End Fund Structure: Limited Liquidity and Transfer Restrictions
The fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that closed-end fund shareholders do not have the right to redeem their shares on a daily basis. In order to meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its assets in illiquid securities and closed-end funds are not subject to such a limitation.

The fund does not list the Shares on any securities exchange, and it is not expected that any secondary market will develop for the Shares. Shareholders will not be able to tender for repurchase of their Shares on a daily basis because the fund is a closed-end fund. Shares may not currently be exchanged for shares of any other fund. In order to provide liquidity to Shareholders, the fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described herein.

An investment in the fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares. Shares should be viewed as a long-term investment.

Periodic Repurchase Offers	The fund is a closed-end “interval fund” and, in order to provide a degree of liquidity to Shareholders, the fund has adopted a fundamental policy pursuant to Rule 23c-3 under the 1940 Act, to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV per share.

Notices of each quarterly repurchase offer are sent to Shareholders of record at least 21 days before the “Repurchase Request Deadline” (i.e., the latest date on which Shareholders can tender their Shares in response to a repurchase offer). This notice may be included with a Shareholder report or other fund document. For the avoidance of doubt, Shareholders may withdraw or modify their tenders at any time prior to the Repurchase Request Deadline pursuant to Rule 23c-3(b)(6) under the 1940 Act. In addition, the fund cannot require that a minimum number of Shares be tendered pursuant to Rule 23c-3(b)(1) under the 1940 Act.

If you invest in the fund through a financial intermediary, the notice will be provided to you by your financial intermediary. This notice will also be posted on the fund’s website at
https://www.jhinvestments.com/investments/interval-and-tender-offer-funds/alternativefunds/cqs-multi-asset-credit-fund-i-jmcfx
. The fund determines the net asset value applicable to repurchases no later than fourteen (14) days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The fund expects to distribute payment to Shareholders no later than seven (7) calendar days after such date (the “Repurchase Payment Deadline”). The fund’s Shares are not listed on any securities exchange, and the fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, Shares are appropriate only as a long-term investment. In addition, the fund’s repurchase offers may subject the fund and Shareholders to special risks. The Repurchase Request Deadline will be strictly observed.

Subject to its investment limitations, the fund may borrow to finance the repurchase of Shares or to make a tender offer. Interest on any borrowings to finance Share repurchase transactions or the accumulation of cash by the fund in anticipation of Share repurchases or tenders will reduce the fund’s net income and gains. Any Share repurchase, tender offer or borrowing that might be approved by the Board would have to comply with the 1940 Act and the rules and regulations thereunder and other applicable law.

Distributions
The fund intends to make regular monthly cash distributions to Shareholders. The fund will distribute annually any net short-term capital gain and any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss).

Distributions to Shareholders cannot be assured, and the amount of each monthly distribution may vary. See “Distributions” and “Federal Income Tax Matters.”

Dividend Reinvestment Plan
Each Shareholder will automatically be a participant under the fund’s Dividend Reinvestment Plan (“DRP”) and have all income dividends and/or capital gains distributions automatically reinvested in Shares. Election not to participate in the DRP and to receive all income dividends and/or capital gains distributions, if any, in cash may be made by notice to the fund or, if applicable, to a Shareholder’s broker or other intermediary (who should be directed to inform the fund).

Provision of Tax Information to Shareholders; Shareholder Reports
The fund will furnish to Shareholders as soon as practicable after the end of each taxable year information on Form 1099 as is required by law to assist Shareholders in preparing their tax returns. The fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report. Shareholders may also receive additional periodic reports regarding the fund’s operations.

TAXATION
The fund expects to qualify, as a “regulated investment company” (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). For each taxable year that the fund so qualifies, the fund is not subject to federal income tax on that part of its taxable income that it distributes to Shareholders. Taxable income consists generally of net investment income and any capital gains. The fund will distribute substantially all of its net investment income and gains to Shareholders. These distributions generally will be taxable as ordinary income or capital gains to the Shareholders. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The fund will inform Shareholders of the amount and character of the distributions to Shareholders. See “Investing in the Fund—Dividend Reinvestment Plan.”

SUMMARY OF RISKS
The fund’s principal risk factors are listed below by general risks and strategy risks. The fund ordered the descriptions of the six most significant risks to the fund, based on the currently expected impact to the fund’s net asset value, yield and total return, so that they appear first. The fund’s other main risks follow in alphabetical order, not in order of importance. Before investing, be sure to read the additional descriptions of these risks beginning on page 29 of this Prospectus, and under “Investments, Techniques, Risks and Limitations” in the fund’s SAI.

Senior Loans Risk.
The fund may be subject to greater levels of credit risk, call (or “prepayment”) risk, settlement risk and liquidity risk than funds that do not invest in senior loans. Senior loans are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments, and may be more volatile than other types of securities. An economic downturn or individual corporate developments could adversely affect the market for these instruments and reduce the fund’s ability to sell these instruments at an advantageous time or price. An economic downturn would generally lead to a higher non-payment rate and a senior loan may lose significant value before a default occurs. The fund may also be subject to greater levels of liquidity risk than funds that do not invest in senior loans.

Fixed-income Securities Risk.
A rise in interest rates typically causes bond prices to fall. The longer the average maturity or duration of the bonds held by the fund, the more sensitive it will likely be to interest-rate fluctuations. An issuer may not make all interest payments or repay all or any of the principal borrowed. Changes in a security’s credit quality may adversely affect fund performance.

Distressed Debt Risk.
The fund may invest in distressed debt securities. Investing in distressed debt securities is speculative and involves substantial risks in addition to those of non-distressed high-yield securities. Distressed debt securities generally do not generate interest payments. Principal on distressed debt might not be repaid, and a fund could lose up to its entire investment.

ABS
.
ABS include interests in pools of debt securities, commercial or consumer loans, or other receivables. The value of these securities depends on many factors, including changes in interest rates, the availability of information concerning the pool and its structure, the credit quality of the underlying assets, the market’s perception of the servicer of the pool, and any credit enhancement provided. In addition, ABS have prepayment risk. Prepayment of debt or loans will result in an unforeseen loss of interest income to the fund as the fund may be required to reinvest assets at a lower interest rate.

Convertible Securities Risk.
Convertible securities are subject to certain risks of both equity and debt securities. The market values of convertible securities tend to fall as interest rates rise and rise as interest rates fall. As the market price of underlying common stock declines below the conversion price, the market value of the convertible security tends to be increasingly influenced by its yield.

Foreign Securities Risk.
Less information may be publicly available regarding foreign issuers, including foreign government issuers. Foreign securities may be subject to foreign taxes and may be more volatile than U.S. securities. Currency fluctuations and political and economic developments may adversely impact the value of foreign securities. The risks of investing in foreign securities are magnified in emerging markets. Foreign countries, especially emerging market countries, also may have problems associated with settlement of sales. Such problems could cause the fund to suffer a loss if a security to be sold declines in value while settlement of the sale is delayed. In addition, there may be difficulties and delays in enforcing a judgment in a foreign court resulting in potential losses to the fund. Depositary receipts are subject to most of the risks associated with investing in foreign securities directly because the value of a depositary receipt is dependent upon the market price of the underlying foreign equity security. Depositary receipts are also subject to liquidity risk.

Changes in U.S. Law.
Changes in state and U.S. federal laws applicable to the fund, including changes to state and U.S. federal tax laws, or applicable to the Advisor, the Subadvisor and securities or other instruments in which the fund may invest, may negatively affect the fund’s returns to Shareholders.

Credit and Counterparty Risk.
The issuer or guarantor of a fixed-income security, the counterparty to an over-the-counter derivatives contract, or a borrower of fund securities may not make timely payments or otherwise honor its obligations. A downgrade or default affecting any of the fund’s securities could affect the fund’s performance.

Distribution Risk.
There can be no assurance that monthly distributions paid by the fund to Shareholders will be maintained at current levels or increase over time. The fund’s cash available for distribution may vary widely over the short- and long-term.

Economic and Market Events Risk.
Events in the U.S. and global financial markets, including actions taken by the U.S. Federal Reserve or foreign central banks to stimulate or stabilize economic growth, may at times result in unusually high market volatility, which could negatively impact performance.

Hedging, Derivatives, and Other Strategic Transactions Risk.
Hedging, derivatives, and other strategic transactions may increase the fund’s volatility and could produce disproportionate losses, potentially more than the fund’s principal investment. Risks of these transactions are different from and possibly greater than risks of investing directly in securities and other traditional instruments. Under certain market conditions, derivatives could become harder to value or sell and may become subject to liquidity risk (i.e., the inability to enter into closing transactions). Derivatives and other strategic transactions that the fund intends to utilize include: futures contracts, options, interest rate swaps, reverse repurchase agreements, and swaps. Futures contracts, options, and swaps generally are subject to counterparty risk.

In addition, swaps may be subject to interest-rate and settlement risk, and the risk of default of the underlying reference obligation. Derivatives associated with foreign currency transactions are subject to currency risk. An event of default or insolvency of the counterparty to a reverse repurchase agreement could result in delays or restrictions with respect to the fund’s ability to dispose of the underlying securities. In addition, a reverse repurchase agreement may be considered a form of leverage and may, therefore, increase fluctuations in the fund’s NAV.

Illiquidity of Shares.
The fund is a closed-end investment company designed primarily for long-term investors and is not intended to be a trading vehicle. The fund does not currently intend to list Shares for trading on any national securities exchange. There is no secondary trading market for Shares, and it is not expected that a secondary market will develop. Shares therefore are not readily marketable.

Inflation Risk.
Inflation risk is the risk that the purchasing power of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Shares and distributions thereon can decline.

Interest Rate Risk.
Interest rate risk is the risk that fixed-income securities such as debt securities and preferred securities will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such securities generally will fall. The fund’s investments in debt securities and preferred securities means that the NAV and market price of the Shares will tend to decline if market interest rates rise.

Lending Risk.
The fund may originate loans to, or purchase, assignments of or participations in loans made to, various issuers, including distressed loans. Such investments may include senior secured, junior secured and mezzanine loans and other secured and unsecured debt that has been recently originated or that trade on the secondary market. The value of the fund’s investments in loans may be detrimentally affected to the extent a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan. In the event of any litigation associated with the fund needing to collect on a defaulted loan, such litigation may consume substantial amounts of the Advisor’s and the Subadvisor’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation.

There will be no limits with respect to loan origination by the fund other than: (i) the diversification limits of the 1940 Act, as amended; and (ii) the restrictions on investments involving the Subadvisor’s affiliates (e.g., securitizations where the Subadvisor is sponsor).

Leverage Risk.
Leverage creates risks for Shareholders, including the likelihood of greater volatility of NAV and market price of, and distributions from, the Shares and the risk that fluctuations in the costs of borrowings may affect the return to Shareholders.

Management Risk. The fund is subject to management risk because it relies on the Subadvisor’s ability to pursue the fund’s investment objective, subject to the oversight of the Advisor and the Board.

Natural Disasters and Adverse Weather Conditions.
Certain areas of the world historically have been prone to major natural disasters, such as hurricanes, earthquakes, typhoons, flooding, tidal waves, tsunamis, erupting volcanoes, wildfires or droughts, and have been economically sensitive to environmental events.

Operational and Cybersecurity Risk.
Cybersecurity breaches may allow an unauthorized party to gain access to fund assets, customer data, or proprietary information, or cause the fund or its service providers to suffer data corruption or lose operational functionality.

Potential Consequences of Periodic Repurchase Offers.
The fund is a closed-end investment company structured as an “interval fund” and is designed for long-term investors. There is no secondary market for the Shares and the fund expects that no secondary market will develop. In order to provide liquidity to Shareholders, the fund, subject to applicable law, conducts regular repurchase offers of its outstanding Shares at NAV per share. Repurchases generally will be funded from available cash or sales of portfolio securities. However, if at any time cash and other liquid assets held by the fund are not sufficient to meet the fund’s repurchase obligations, the fund may, if necessary, sell investments. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the fund’s NAV per share.

Tax Risk.
To qualify for the special tax treatment available to regulated investment companies, the fund must: (i) derive at least 90% of its annual gross income from certain kinds of investment income; (ii) meet certain asset diversification requirements at the end of each quarter; and (iii) distribute in each taxable year at least the sum of 90% of its net investment income (including net interest income and net short-term capital gain and 90% of its net exempt interest income). If the fund fails to meet any of these requirements, subject to the opportunity to cure such failures under applicable provisions of the Code, the fund will be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income is distributed to Shareholders of the fund.

Tax Risk - Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability.
The fund will distribute substantially all of its net investment income and gains, if any, to Shareholders. These distributions generally will be taxable as ordinary income or capital gains to the Shareholders. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them.

Valuation Risk.
The Board has designated the Advisor as the valuation designee to perform fair value functions for the fund in accordance with the Advisor’s valuation policies and procedures. In accordance with these policies and procedures, the Advisor values the fund’s investments at fair value as determined in good faith when market quotations are not readily available or are deemed to be unreliable. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. The Advisor, as valuation designee, is subject to Board oversight and reports to the Board information regarding the fair valuation process and related material matters.

Investments in Real Estate Investments and Real Estate Debt Generally
Investments in real estate have the following principal risks:

•  Economic and market fluctuations;

•  Changes in environmental, zoning and other laws;

•  Casualty or condemnation losses;

•  Regulatory limitations on rents;

•  Decreases in property values;

•  Changes in the appeal of properties to tenants;

•  Tenant defaults;

•  Changes in supply and demand;

•  Energy supply shortages;

•  Various uninsured or uninsurable risks;

•  Natural disasters;

•  Changes in government regulations (such as rent control);

•  Changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable;

•  Increased mortgage defaults;

•  Increases in borrowing rates; and

•  Negative developments in the economy that depress travel activity, demand and real estate values generally.

Risks Related to Residential Real Estate
Investments related to Residential Real Estate have the following principal risks:

•  Mortgages made to borrowers with lower credit scores. may be more sensitive to economic factors;

•  A decline or an extended flattening of home prices and appraisal values may result in increases in delinquencies and losses;

•  The increase in monthly payments on adjustable-rate mortgage loans may result in higher delinquency rates;

•  Certain residential mortgage loans may be structured with negative amortization features;

•  Economic and market fluctuations;

•  Changes in environmental, zoning and other laws;

•  Casualty or condemnation losses;

•  Regulatory limitations on rents;

•  Decreases in property values;

•  Changes in supply and demand;

•  Natural disasters;

•  Changes in government regulations (such as rent control);

•  Changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable; and

•  Increases in borrowing rates.

Risks Related to Consumer Based Loans
Investments in Consumer Based Loans have the following principal risks:

•  Consumer Finance Industry Regulatory Environment

The fund may be subject to a wide variety of laws and regulations in the jurisdictions where it operates in respect of its consumer finance activities, including supervision and licensing by numerous governmental entities. These laws and regulations may create significant constraints on the fund’s consumer finance investments and result in significant costs related to compliance.

•  Noncompliance with Consumer Financial Protection Laws

If certain consumer loan contracts do not comply with U.S. federal and state consumer financial protection laws, the servicer may be prevented from or delayed in collecting the loan contract.

Risks Associated with Corporate Asset-Based Credit	The fund may invest in asset-based corporate credit secured by real estate, equipment, receivables, inventory and intellectual property rights. A fundamental risk associated with the fund’s investments in corporate asset-based credit is that the companies in whose debt the fund invests will be unable to make regular payments (e.g., principal and interest payments) when due, or at all, or otherwise fail to perform. A number of factors may impact the failure of such companies to make payments on their loans, such as, among other factors, (i) an adverse development in their business, (ii) an economic downturn, (iii) poor performance by their management teams, (iv) legal, tax or regulatory changes, (v) a change in the competitive environment, or (vi) a force majeure event. The companies may be operating at a loss or have significant variations in operating results, or may otherwise be experiencing financial distress even when the Subadvisor expects them to remain stable. Additionally, the companies may require substantial additional capital to support their operations or to maintain their competitive position and as a result of that may become highly leveraged.

Risks Related to Esoteric Credit	The fund may invest its assets in “alternative investments,” which include non-traditional debt investments and smaller segments of the debt markets, also known as niche or esoteric debt products. Alternative investments provide limited liquidity and include, among other things, the risks inherent in investing in securities, futures, commodities and derivatives, using leverage and engaging in short sales. An investment in alternative investment products is speculative, involves substantial risks, and should not constitute a complete investment program.

Risks Related to Securitized Credit
Investments related to Securitized Credit have the following principal risks:

•  Credit risk;

•  Market risk;

•  Interest rate risk;

•  Structural and legal risks;

•  Investments in CLOs and other structured vehicles will be frequently subordinate in right of payment to other securities; and

•  Regulatory risk related to consumer finance activities, including supervision and licensing by numerous governmental entities.

Risks Related to Significant Risk Transfer Assets	Investments related to Significant Risk Transfer Assets have the following principal risks: • Credit risk; • Market risk; • Interest rate risk; and • Default Risk.

Risks Related to Transportation Investments
Investments related to commercial aviation have the following principal risks:

•  Dependence on the continual leasing and remarketing of aircrafts and aircraft engines;

•  Potential significant costs resulting from aviation lease defaults;

•  The potential for abnormally high maintenance or obsolescence issues with aircrafts and aircraft engines;

•  The value of the aircraft or aircraft engine the fund will acquire and the market rates for leases could decline;

•  Liability risk as lessor of aircrafts and aircraft engines;

•  Risks of aircraft and aircraft engine lease receivables, enhanced equipment trust certificates, aircraft and aircraft engine mortgages and other aviation-related asset-backed securities that seek to monetize leases or mortgages;

•  Changes in airline regulations that may adversely affect the fund;

•  Failure to obtain certain required licenses and approvals;

•  Changes in the Aviation Security Act that may adversely affect the fund;

•  Changes in airworthiness directives and operating restrictions that may adversely affect the fund; and

•  Environmental regulations may negatively affect the airline industry.

Investments related to maritime shipping have the following principal risks:

•  Cyclical nature of the maritime sector;

•  marine disaster;

•  piracy;

•  environmental accidents;

•  grounding, fire, explosions and collisions;

•  cargo and property losses or damage;

•  business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•  work stoppages or other labor problems with crew members serving on vessels including crew strikes and/or boycotts.

Given the risks described above, an investment in Shares may not be appropriate for all investors. You should carefully consider your ability to assume these risks before making an investment in the fund.

FEES AND EXPENSES
The purpose of the table below is to help you understand all fees and expenses that you, as a Shareholder, would bear directly or indirectly. The table below shows the fund’s expenses as a percentage of approximately $ 63,437,500 in net assets.

Shareholder Transaction Expenses	Class A	Class I	Class U
Sales Load on Purchases (as a percentage of offering price)(1)	2.50%	None	None

Annual Expenses (as a percentage of net assets attributable to Shares)
Management Fee	1.25	1.25	1.25
Distribution and Service Fee	0.25	0.00	0.75	(2)
Other Expenses(2)	2.03	2.03	2.03
Total Annual Fund Operating Expenses	3.53	3.28	4.03
Fee Waiver and/or Expense Reimbursements(3)	-1.53	-1.53	-1.53
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursements	2.00	1.75	2.50

(1)
Class A Share investments may be subject to a maximum sales charge of 2.50%. Such sales load will not form part of an investor’s investment in the fund. Any sales load will reduce the amount of an investor’s initial or subsequent investment in the fund, and the impact on a particular investor’s investment returns would not be reflected in the returns of the fund. The sales load may be waived in certain circumstances as described in this Prospectus or as otherwise approved by the Advisor.

(2)	Distribution and Service (i.e., Rule 12b-1) fees have been restated to reflect the Class Plan (as defined below) fee schedule effective October 9, 2024.
(3)
“Other Expenses” are based on estimated amounts for the current fiscal year. Other Expenses include the Fund’s operating expenses, including professional fees, transfer agency fees, administration fees, custody fees, offering costs and other operating expenses.

(4)
The Advisor contractually agrees to reduce its Management Fee for the fund or, if necessary, make payment to the fund, in an amount equal to the amount by which the following expenses of the fund, incurred in the ordinary course of the fund’s business, exceed 0.51% percent of average monthly net assets (on an annualized basis) of the fund: (a) administrative fees; (b) custody and accounting fees; (c) audit fees; (d) legal fees; (e) independent trustee fees; (f) valuation fees; (g) blue sky fees; (h) insurance premiums; (i) printing costs; (j) registration and filing expenses; (k) organization and offering expenses; (l) transfer agent fees and service fees; and (m) other miscellaneous ordinary expenses, but excluding: (1) advisory fees; (2) interest expense; (3) 12b-1 fees; (4) any cashiering or other investment servicing fees; (5) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the business of the fund; (6) taxes; (7) short dividends; (8) acquired fund fees and expenses, which are based on indirect net expenses associated with the fund’s investments in underlying investment companies; (9) class specific expenses; (10) portfolio brokerage commissions; (11) expenses related to, or incurred by, special purpose vehicles or other subsidiaries of the fund held directly or indirectly by the fund; (12) expenses, including legal expenses, related to investments of the fund; and (13) expenses, including legal expenses, related to co-investment transactions involving the fund. This agreement expires on February 28, 2026, unless renewed by mutual agreement of the Advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The Advisor also contractually agrees to waive a portion of its Management Fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2026, unless renewed by mutual agreement of the fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.

For a more complete description of the various fees and expenses of the fund, see “Management of the Fund.”
EXAMPLE
The following example illustrates the expenses that you would pay on a $1,000 investment in Shares, for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. This example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:*

Cumulative Expenses Paid for the Period of:
Expenses ($)	Class A	Class I	Class U
Year 1	45	18	25
Year 3	117	87	109
Year 5	191	158	194
Year 10	386	347	414
The example should not be considered a representation of future expenses. Actual expenses may be higher or lower.

*
The example assumes that the total annual fund operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) set forth in the Annual Expenses table above are as shown and remain the same for each year, and that all dividends and distributions are reinvested at net asset value. The expenses used to calculate the fund’s examples do not include fee waivers or expense reimbursements. Actual expenses may be greater or less than those assumed. Moreover, the fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The fund bears all costs of its organization and operation, including but not limited to expenses of preparing, printing and mailing all shareholders’ reports, notices, prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to Shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the fund’s plan of distribution; fees and expenses of custodians including those for keeping books and accounts maintaining a committed line of credit and calculating the NAV of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the fund (including an allocable portion of the cost of the Advisor’s employees rendering such services to the fund); the compensation and expenses of officers and Trustees (other than persons serving as President or Trustee who are otherwise affiliated with the funds the Advisor or any of their affiliates); expenses of Trustees’ and shareholders’ meetings; trade association memberships; insurance premiums; and any extraordinary expenses.
The fund incurred organization costs of $599,718 and offering costs of $311,541. The fund incurred organization costs upon commencement of operations. Organization costs are expensed as incurred. Offering costs are amortized over the fund’s first year of operations.
The Advisor shall be entitled to receive from the fund as compensation for its services a Management Fee.
The fund will pay to the Advisor, as full compensation for all services provided under the Advisory Agreement with respect to the fund, a Management Fee accrued daily and paid at the end of each month at an annual rate as follows:

First $250 Million of Net Assets	Next $500 Million of Net Assets	Excess over $750 Million of Net Assets
1.25%	1.20%	1.175%

FINANCIAL HIGHLIGHTS
This table details the financial performance of the fund, including total return information showing how much an investment in the fund has increased or decreased each period (assuming reinvestment of all dividends and distributions).
The financial statements of the fund as of October 31, 2024 have been audited by Ernst & Young LLP, the fund’s independent registered public accounting firm. The report of Ernst & Young LLP, along with the fund’s financial statements in the fund’s annual report for the fiscal period ended October 31, 2024, has been incorporated by reference into the SAI. Copies of the fund’s most recent annual report are available upon request.
CLASS I SHARES

Period ended	October 31, 2024 1
Per share operating performance
Net asset value, beginning of period	$20.00
Net investment income 2	0.46
Net realized and unrealized gain (loss) on investments	0.12
Total from investment operations	0.58
Less distributions
From net investment income	(0.40)
Net asset value, end of period 3	$20.18
Total return (%) 4	2.92	5
Ratios and supplemental data
Net assets, end of period (in millions)	$77
Ratios (as a percentage of average net assets):
Expenses before reductions	3.11	6
Expenses including reductions	1.75	6
Net investment income	6.26	7
Portfolio turnover (%)	28

1	Period from 6-18-24 (commencement of operations) to 10-31-24.
2	Based on average daily shares outstanding.
3	The fund is a continuously offered closed-end fund, the shares of which are offered at net asset value. No secondary market for the fund’s shares exists.
4	Total returns would have been lower had certain expenses not been reduced during the period.
5	Not annualized.
6	Annualized. Certain expenses are presented unannualized.
7	Annualized.
THE FUND
The fund commenced operations on June 18, 2024, and is a continuously offered diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The fund was organized on January 10, 2024, as a Massachusetts business trust pursuant to an Agreement and Declaration of Trust (the “Declaration of Trust”).
The fund’s principal office is located at the Advisor’s offices at 200 Berkeley Street, Boston, Massachusetts, 02116. The Advisor’s telephone number is 617-663-2430. Investment advisory services are provided to the fund by the Advisor, John Hancock Investment Management LLC, a limited liability company organized under Massachusetts law, pursuant to an investment advisory agreement approved by the fund’s Board of Trustees (the “Advisory Agreement”). Under the supervision of the Advisor and oversight by the Board of Trustees of the fund (the “Board”), CQS (US), LLC (the “Subadvisor” or “CQS”) handles the fund’s portfolio management activities. The fund’s business and affairs are overseen by the Board.

USE OF PROCEEDS
The net proceeds to the fund will be invested in accordance with the fund’s investment objective and policies (as stated below) as soon as practicable. The fund currently anticipates being able to do so, under normal circumstances within three months after receipt. Pending investment of the net proceeds in accordance with the fund’s investment objective and policies, the fund will invest in high-quality, short-term debt securities, cash and/or cash equivalents. Investors should expect, therefore, that before the fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the fund would earn interest income at a modest rate. If the fund’s investments are delayed, the first planned distribution could consist principally of a return of capital.

INVESTMENT PROGRAM
Investment Objective and Principal Investment Strategies
Investment objective:
The fund’s investment objective is to seek to generate a return comprised of both current income and capital appreciation, emphasizing current income with low volatility and low correlation to the broader markets. There can be no assurance that the fund will achieve its investment objective or that it will not incur a loss. The Board of Trustees of the fund (the “Board”) may change the investment objective of the fund without shareholder approval.
Principal Investment Strategies
:
Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in credit-related investments of U.S. and non-U.S. issuers (“Credit Investments”). Credit Investments include: (i) Loans (as defined below); (ii) Fixed-Income Securities (as defined below); (iii) Distressed Debt (as defined below); (iv) Asset-Based Securities Investments (“ABS”) (as defined below); (v) Convertible Securities (as defined below); (vi) Emerging Market Debt (as defined below); and (vii) Private Credit (as defined below).
There is no limit on the range of maturities and credit quality of securities in which the fund may invest. Such securities will include below-investment grade securities.
The general descriptions below summarize certain investments that may be pursued by the fund. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investments that may be used by the fund.
Loans
Loans will include, but will not be limited to, performing loans and long-biased holdings of sub-investment grade senior and/or subordinated loans, including second liens and mezzanine debt, which are obligations of entities that are expected to maintain debt servicing obligations.
Senior loans are investments in originated first and second lien term loans, delayed draw term loans, revolving credit facilities, and club deals. These types of investments are called “senior loans” because they are generally secured by a borrower’s assets pursuant to a first or second priority or “senior” lien, ranking above unsecured and subordinated bonds. Such loans pay a coupon and repay the bulk of principle at maturity. This means that the asset class has little or no interest rate duration. Senior loans do not include commercial mortgage loans (including subordinated real estate mezzanine financing). The fund may invest in loans either by transacting directly at the initial funding date or acquiring loans in secondary market transactions. The fund’s commitments in connection with a portion of the loans in which it invests may be unfunded.
The fund may invest in loans secured by substantially all of the assets of the borrower and the other loan parties (subject to customary exceptions), including a pledge of the equity of the borrower and its subsidiaries. While real property is not a primary source of collateral, occasionally mortgages are part of the collateral package if the borrower owns particularly valuable real property. The fund may also invest in subordinated debt obligations to the extent permitted by the fund’s investment restrictions.
The fund may invest in loans and other debt securities that have the same characteristics as senior loans except that such loans are second in lien priority rather than first. Such “second lien” loans and securities like senior loans typically have adjustable floating-rate interest payments. Accordingly, the risks associated with “second lien” loans are higher than the risks of loans with first priority over the collateral. In the event of default on a “second lien” loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral value would remain for the second priority lien holder, and therefore result in a loss of investment to the fund.

The fund may also invest in mezzanine debt, which generally will be unrated or have ratings or implied or imputed ratings below investment grade. Mezzanine debt or securities are generally unsecured and/or subordinated to other obligations, and tend to have greater credit and liquidity risk than that typically associated with investment grade corporate obligations. The risks associated with mezzanine debt include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions may adversely affect the obligor’s ability to pay principal and interest on its debt. Many obligors on mezzanine debt are highly leveraged. As such, specific developments affecting such obligors, such as reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations.
Fixed-Income Securities
The fund may invest in a diversified portfolio of bonds. These may include, but are not limited to, corporate bonds and debentures, mortgage-backed and asset-backed securities, and U.S. government and agency securities. These may include, but are not limited to, domestic and foreign corporate bonds, government obligations, debentures and notes, convertible securities, preferred securities, and domestic and foreign government obligations. The fund may have long exposures to corporate and financial credits through credit default swaps and long exposures to corporate credit indices through credit default swaps, exchange traded funds and other instruments. There is no limit on the fund’s average maturity.
Distressed Debt
The fund may invest in distressed debt securities. Distressed debt securities are bonds issued by entities that are either already in default, under bankruptcy protection, or in distress and heading toward such a condition. Such securities can be issued by both domestic and foreign private institutions and governments. Distressed debt securities typically do not receive interest payments and such securities may be subject to restrictions on resale. The fund may also maintain long positions in equity or equity related instruments following the reorganization, restructuring and/or insolvency of a loan obligor or as the result of conversion events in convertible securities.
ABS
ABS are investments including, but not limited to:

•	Commercial Real Estate Lending: the origination and acquisition of commercial real estate loans secured by housing-related and traditional commercial real estate property types;

•
Consumer-Related Assets: acquisition of consumer loans, including distressed or nonperforming loans; high-yield ABS backed by various forms of non-mortgage household debt largely focused on select market segments such as: automobile loans and leases, credit cards and personal installment loans; and other types of consumer loans;

•	Corporate Asset-Based Credit: asset-based corporate credit secured by real estate, equipment, receivables, inventory and intellectual property rights, among other assets;

•
Esoteric Credit: securities backed by contracted cashflows of loans or leases on data centers, music royalties, mobile phone plans, spectrum bandwidth rights, solar panels for either residential or commercial use, or other asset types;

•
Residential Real Estate Lending: the origination and acquisition of residential real estate loans and legacy mortgage loan pools, including distressed or nonperforming loans, and newly originated non-agency mortgage loans;

•	Securitized Credit: securities backed by residential real estate (“RMBS”), commercial real estate (“CMBS”), collateralized mortgage obligations (“CMOs”), secured corporate loans (“CLOs”) and ABS;

•	Significant Risk Transfer Assets: exposure to portfolios of loans via bank issued credit linked notes or fully funded credit default swap contracts; and

•	Transportation Assets: transportation assets such as loans and leases backed by commercial aircraft, aircraft engines, shipping vessels or other transportation and equipment.
The fund may also take long exposures to ABS indices (such as CMBX) through credit default swaps.
The fund may trade both rated and unrated debt as well as listed and unlisted instruments and debt-equity hybrid instruments.
Except for RMBS, CMBS, CMOs, CLOs and ABS, which may range from most senior (AAA-rated) to most subordinate (BB-rated, B-rated and equity), most loans and investments made directly by the fund are not rated. If a loan or investment is rated, it will usually be rated by S&P Global Ratings, Moody’s Investors Service, Inc., Fitch Ratings, Kroll Bond Rating Agency or DBRS Morningstar, and may be rated below investment-grade
.
Convertible Securities
Convertible Securities may include convertible bonds, convertible notes, convertible preference shares, exchangeable bonds (whereby the underlying security is different from the corresponding issuer), warrants and any other convertible or exchangeable instruments. Equity and equity-linked securities (including depositary receipts and other participation rights), index and participation notes and equity linked notes may be held on an ancillary basis. Investments in Convertible Securities are not subject to the rating criteria with respect to non-convertible debt obligations. As with all debt securities, the market value of Convertible Securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. The market value of Convertible Securities can also be heavily dependent upon the changing value of the equity securities into which such securities are convertible, depending on whether the market price of the underlying security exceeds the conversion price. Convertible Securities generally rank senior to common stocks in an issuer’s capital structure and consequently entail less risk than the issuer’s common stock. However, the extent to which such risk is reduced depends upon the degree to which the Convertible Security sells above its value as a fixed-income security.
Emerging Market Debt
The fund may invest in debt instruments of emerging-market issuers. CQS (US), LLC (the “Subadvisor” or “CQS”) may consider, but is not limited to, the classifications by the World Bank, the International Finance Corporation, or the United Nations and its agencies in determining whether a country is an emerging or a developed country. Examples of emerging-market countries include most African, Central Asian, Eastern European, and South and Central American nations. The portfolio managers use proprietary research to identify specific countries, corporate sectors, and issuers that are attractively priced, and shall not be constrained by market capitalization, company fundamentals, security valuation or seasoning, or similar characteristics. The Subadvisor uses economic and industry analysis to try to anticipate shifts in the business cycle and determine which countries and sectors might benefit over the next twelve (12) months. Due to potentially volatile conditions in emerging markets, the fund’s investment process may result in a higher-than-average portfolio turnover ratio, which could increase transaction costs. In the event of extreme market conditions, the Subadvisor may temporarily depart from the investment strategy for defensive purposes. A number of countries that the fund may invest in may not have sovereign bond ratings, may be below-investment-grade, or may be unrated. Below-investment-grade debt securities are also referred to as junk bonds. The fund may invest in corporate or other privately issued debt instruments of issuers having market capitalizations of below $1 billion at the time of investment. The debt securities in which the fund may invest include, but are not limited to, debt issued by governments or government agencies, including the U.S. Treasury; U.S. and foreign corporate-debt instruments; mortgage- and asset-backed securities and collateralized mortgage obligations; and variable and floating-rate senior and subordinated corporate-debt obligations. There is no limit on the maturities of the debt instruments in which the fund will invest. The fund may invest in securities denominated in any currency, including U.S. dollar-denominated emerging-market debt, and may be subject to unexpected, adverse currency fluctuations.
Private Credit
Private Credit is credit that is extended to companies or projects on a bilaterally negotiated basis and is not publicly offered or traded such as many corporate bonds are and is originated or held by lenders which are not banks. Private Credit takes various legal forms including loans, bonds, notes or private securitization issues. Private Credit encompasses various strategies including real estate debt, distressed debt, direct lending, mezzanine financing and structured financing. Strategies that do not easily fall into one of these categories are either opportunistic (investing across the credit spectrum as market opportunities permit) or niche/specialty finance strategies.

Temporary Defensive Investing
In abnormal circumstances, the fund may temporarily invest extensively in investment-grade short-term securities, cash, or cash equivalents for the purpose of protecting the fund in the event the manager determines that market, economic, political, or other conditions warrant a defensive posture. To the extent that the fund is in a defensive position, its ability to achieve its investment objective will be limited.
Other Investment Strategies
The fund may also, but is not required to, make other investments as follows:
The fund may invest in notes, bills, debentures, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the fund may invest in or hold common stock and other equity or equity related securities incidental to the purchase or ownership of Credit Investments or in connection with a reorganization, restructuring and/or insolvency of a borrower or as the result of a conversion event on a convertible security.
The fund may use derivative instruments to enhance returns, for efficient portfolio management purposes, gain investment exposure to Credit Investments, to provide downside protection and to dampen volatility. As required by Rule 18f-4 under the 1940 Act (the “Derivatives Rule”), funds that engage in derivatives transactions, other than “limited derivatives users” (as defined under the Derivatives Rule), generally must adopt and implement written derivatives risk management program (the “Derivatives Risk Management Program”), that is reasonably designed to manage the funds’ derivatives risks, while taking into account the funds’ derivatives and other investments. This program includes risk guidelines, stress testing, internal reporting and escalation and periodic review of the program. Since the fund intends to engage in derivatives transactions and does not expect to qualify as a limited derivatives user, the fund will adopt a Derivatives Risk Management Program. In addition, on a quarterly and annual basis, the Advisor will provide the Board with written reports that address the operation, adequacy and effectiveness of the fund’s Derivatives Risk Management Program, which is generally designed to assess and manage derivatives risk.
The fund may retain amounts in cash or cash equivalents pending reinvestment where the Subadvisor considers it appropriate in order for the fund to seek to achieve its investment objective.
In addition, the fund may make use of leverage to seek to achieve its investment objective or for liquidity (
i.e.
, to finance the repurchase of shares and/or bridge the financing of investments in Credit Investments). The fund may leverage its capital by borrowing on a short term basis (e.g., through the use of an overdraft facility and/or (reverse) repurchase agreements) and/or through the use of futures, forward contracts, options and other derivative instruments in order to finance redemptions, to permit currency hedging, manage interest rate risk, and make portfolio management more efficient to allow the fund’s portfolio to remain fully invested prior to settlement of sales of securities or other investments. Financial derivatives exhibit embedded leverage. The fund may also participate in loans, corporate credit or credit derivatives referencing loans, which inherently feature leverage. The fund may not grant loans or act as a guarantor on behalf of third-parties or borrow money except for short-term borrowings not to exceed one (1) year in an amount not exceeding 25% of its net assets.
In addition, the fund may lend its securities so long as such loans do not represent more than 33 1/3% of its total assets. As collateral for the loaned securities, the borrower must provide portfolio collateral equal to at least 100% of the value of the loaned securities. The collateral will consist of cash (including U.S. dollars and foreign currency), cash equivalents or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities. The borrower must also agree to increase the collateral if the value of the loaned securities increases. If the market value of the loaned securities declines, the borrower may request that some collateral be returned.
The fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven (7) days in the ordinary course of business at approximately the value at which the fund has valued the securities). The fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale, such as but not limited to closed-end funds, business development companies and partnerships.
The fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements, reverse repurchase agreements and other high quality debt instruments maturing in one year or less, among other instruments.

The Subadvisor may consider environmental, social, and/or governance (“ESG”) factors, alongside other relevant factors, as part of its investment process. ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies. The ESG characteristics utilized in the fund’s investment process may change over time and one or more characteristics may not be relevant with respect to all issuers that are eligible fund investments. Because ESG factors are considered alongside other relevant factors, the Subadvisor may determine that an investment is appropriate notwithstanding its relative ESG characteristics.
The fund may create or organize or otherwise utilize special purpose subsidiaries or other special purpose investment vehicles (“SPVs”), which are wholly-owned subsidiaries of the fund, to facilitate the fund’s investment strategies. Certain fund investments may be held by these SPVs.
The fund is not limited to the types of investments described above and may invest in other types of investments consistent with the fund’s investment objective.

RISK FACTORS
Investing in the fund’s Shares involves a number of significant risks. Before investing in the fund’s Shares, investors should be aware of various risks, including those described below. The risks set out below are not the only risks the fund will face. Additional risks and uncertainties not presently known to the fund or not presently deemed material by the fund may also impair the fund’s operations and performance. If any of the following events occur, the fund’s business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, the fund’s NAV could decline, and may result in a loss of some or all of the amount invested. The risk factors described below are the principal risk factors associated with an investment in the fund as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to the fund. The fund ordered the descriptions of the six most significant risks to the fund, based on the currently expected impact to the fund’s net asset value, yield and total return, so that they appear first. The fund’s other main risks follow in alphabetical order, not in order of importance. For further details about the fund’s risks, including additional risk factors that are not discussed in this Prospectus because they are considered non-principal factors, see the fund’s SAI.
Senior Loans Risk
The fund may be subject to greater levels of credit risk, call (or “prepayment”) risk, settlement risk and liquidity risk than funds that do not invest in senior loans. Senior loans are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments, and may be more volatile than other types of securities. An economic downturn or individual corporate developments could adversely affect the market for these instruments and reduce the fund’s ability to sell these instruments at an advantageous time or price. An economic downturn would generally lead to a higher non-payment rate and a senior loan may lose significant value before a default occurs. The fund may also be subject to greater levels of liquidity risk than funds that do not invest in senior loans. In addition, the senior loans in which the fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively less liquid relative to markets for other more liquid fixed income securities. Consequently, transactions in senior loans may involve greater costs than transactions in more actively traded securities. Restrictions on transfers in loan agreements, a lack of publicly-available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make senior loans difficult to value accurately or sell at an advantageous time or price than other types of securities or instruments. These factors may result in the fund being unable to realize full value for the senior loans and/or may result in the fund not receiving the proceeds from a sale of a senior loan for an extended period after such sale, each of which could result in losses to the fund. Senior loans may have extended trade settlement periods which may result in cash not being immediately available to the fund. If an issuer of a senior loan prepays or redeems the loan prior to maturity, the fund may have to reinvest the proceeds in other senior loans or similar instruments that may pay lower interest rates. Senior loans in which the fund invests may or may not be collateralized, although the loans may not be fully collateralized and the collateral may be unavailable or insufficient to meet the obligations of the borrower. The fund may have limited rights to exercise remedies against such collateral or a borrower, and loan agreements may impose certain procedures that delay receipt of the proceeds of collateral or require the fund to act collectively with other creditors to exercise its rights with respect to a senior loan. Because of the risks involved in investing in senior loans, an investment in the fund should be considered speculative. Junior loans, which are secured and unsecured subordinated loans, second lien loans and subordinate bridge loans, involve a higher degree of overall risk than senior loans of the same borrower due to the junior loan’s lower place in the borrower’s capital structure and, in some cases, their unsecured status.
Fixed-Income Securities Risk
Fixed-income securities are generally subject to two principal types of risk, as well as other risks described below: (1) interest-rate risk and (2) credit quality risk.
Interest-Rate Risk.
Fixed-income securities are affected by changes in interest rates. When interest rates decline, the market value of fixed-income securities generally can be expected to rise. Conversely, when interest rates rise, the market value of fixed-income securities generally can be expected to decline. The longer the duration or maturity of a fixed-income security, the more susceptible it is to interest-rate risk. Duration is a measure of the price sensitivity of a debt security, or a fund that invests in a portfolio of debt securities, to changes in interest rates, whereas the maturity of a security measures the time until final payment is due. Duration measures sensitivity more accurately than maturity because it takes into account the time value of cash flows generated over the life of a debt security.
In response to certain economic conditions, including periods of high inflation, governmental authorities and regulators may respond with significant fiscal and monetary policy changes such as raising interest rates. The fund may be subject to heightened interest rate risk when the Federal Reserve Board (Fed) raises interest rates. Recent and potential future changes in government monetary policy may affect interest rates. It is difficult to accurately predict the timing, frequency or magnitude of potential interest rate increases or decreases by the Fed and the evaluation of macro-economic and other conditions that could cause a change in approach in the future. If the Fed and other central banks increase the federal funds rate and equivalent rates, such increases generally will cause market interest rates to rise and could cause the value of the fund’s investments, and the fund’s NAV, to decline, potentially suddenly and significantly. As a result, the fund may experience high redemptions and, as a result, increased portfolio turnover, which could increase the costs that the fund incurs and may negatively impact the fund’s performance.

In certain market conditions, governmental authorities and regulators may considerably lower interest rates, which, in some cases could result in negative interest rates. These actions, including their reversal or potential ineffectiveness, could further increase volatility in securities and other financial markets and reduce market liquidity. To the extent the fund has a bank deposit or holds a debt instrument with a negative interest rate to maturity, the fund would generate a negative return on that investment. Similarly, negative rates on investments by money market funds and similar cash management products could lead to losses on investments, including on investments of the fund’s uninvested cash.
Credit Quality Risk.
Fixed-income securities are subject to the risk that the issuer of the security will not repay all or a portion of the principal borrowed and will not make all interest payments. If the credit quality of a fixed-income security deteriorates after the fund has purchased the security, the market value of the security may decrease and lead to a decrease in the value of the fund’s investments. An issuer’s credit quality could deteriorate as a result of poor management decisions, competitive pressures, technological obsolescence, undue reliance on suppliers, labor issues, shortages, corporate restructurings, fraudulent disclosures, or other factors. Funds that may invest in lower-rated fixed-income securities, commonly referred to as junk securities, are riskier than funds that may invest in higher-rated fixed-income securities.
Distressed Debt Risk.

The fund may invest in distressed debt securities. Investing in distressed debt securities is speculative and involves substantial risks in addition to those of non-distressed high-yield securities. Distressed debt securities generally do not generate interest payments. Principal on distressed debt might not be repaid, and a fund could lose up to its entire investment.
Asset-Backed Securities (“ABS”)
The investment characteristics of ABS differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The risk of each ABS depends both on the underlying assets and the legal structure of such security. Primarily, these securities do not have the benefit of the same security interest in the related collateral (
e.g.
, automobile loans or leases, student loans or other consumer loans). There is a possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities. Further, unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain ABS include both interest and a partial payment of principal. This partial payment of principal may be composed of a scheduled principal payment as well as an unscheduled payment from the voluntary prepayment, refinancing or foreclosure of the underlying collateral. As a result of these unscheduled payments of principal, or prepayments on the underlying collateral, the price and yield of ABS can be adversely affected.
The risk of investing in ABS is ultimately dependent upon payment of loans or leases by the debtor. The collateral supporting ABS is of shorter maturity than mortgage loans and is less likely to experience substantial prepayments. As with mortgage-backed securities, ABS are often backed by a pool of assets representing the obligations of a number of different parties and use credit enhancement techniques such as letters of credit, guarantees or preference rights. The value of an ABS is affected by changes in the market’s perception of the asset backing the security and the creditworthiness of the servicing agent for the collateral pool, the originator of the financial obligations or the financial institution providing any credit enhancement, as well as by the expiration or removal of any credit enhancement.
Convertible Securities Risk
Convertible securities are subject to certain risks of both equity and debt securities. Convertible securities may be converted or exchanged (by the holder or by the issuer) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio. A convertible security may also be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. Convertible securities generally offer lower interest or dividend yields than nonconvertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of common stock of the issuing company, particularly when that stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, convertible securities generally entail less risk than the company’s common stock.

Foreign Securities Risk
Funds that invest in securities traded principally in securities markets outside the United States are subject to additional and more varied risks, as the value of foreign securities may change more rapidly and extremely than the value of U.S. securities. Less information may be publicly available regarding foreign issuers, including foreign government issuers. Foreign securities may be subject to foreign taxes and may be more volatile than U.S. securities. Currency fluctuations and political and economic developments may adversely impact the value of foreign securities. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. Additionally, issuers of foreign securities may not be subject to the same degree of regulation as U.S. issuers. Reporting, accounting, and auditing standards of foreign countries differ, in some cases significantly, from U.S. standards. There are generally higher commission rates on foreign portfolio transactions, transfer taxes, higher custodial costs, and the possibility that foreign taxes will be charged on dividends and interest payable on foreign securities, some or all of which may not be reclaimable. Also, adverse changes in investment or exchange control regulations (which may include suspension of the ability to transfer currency or assets from a country); political changes; or diplomatic developments could adversely affect the fund’s investments. In the event of nationalization, expropriation, confiscatory taxation, or other confiscation, the fund could lose a substantial portion of, or its entire investment in, a foreign security. Foreign countries, especially emerging market countries, also may have problems associated with settlement of sales. Such problems could cause the fund to suffer a loss if a security to be sold declines in value while settlement of the sale is delayed. In addition, there may be difficulties and delays in enforcing a judgment in a foreign court resulting in potential losses to the fund.
Some of the foreign securities risks are also applicable to funds that invest a material portion of their assets in securities of foreign issuers traded in the United States.
Depositary receipts are subject to most of the risks associated with investing in foreign securities directly because the value of a depositary receipt is dependent upon the market price of the underlying foreign equity security. Depositary receipts are also subject to liquidity risk. Additionally, the Holding Foreign Companies Accountable Act (“HFCAA”) could cause securities of foreign companies, including American depositary receipts, to be delisted from U.S. stock exchanges if the companies do not allow the U.S. government to oversee the auditing of their financial information. Although the requirements of the HFCAA apply to securities of all foreign issuers, the SEC has thus far limited its enforcement efforts to securities of Chinese companies. If securities are delisted, the fund’s ability to transact in such securities will be impaired, and the liquidity and market price of the securities may decline. The fund may also need to seek other markets in which to transact in such securities, which could increase the fund’s costs.
Currency risk
.
If currencies do not perform as the manager expects, the fund could have significant losses which exceed the amount invested in the currency instruments since currency transactions involve a small investment of cash relative to the magnitude of the risks assumed, thereby magnifying the impact of any resulting gain or loss. Currency risk includes the risk that fluctuations in exchange rates may adversely affect the U.S. dollar value of the fund’s investments. Currency risk includes both the risk that currencies in which the fund’s investments are traded, or currencies in which the fund has taken an active investment position, will decline in value relative to the U.S. dollar and, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly for a number of reasons, including the forces of supply and demand in the foreign exchange markets, actual or perceived changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments or central banks, or by currency controls or political developments in the U.S. or abroad. Certain funds may engage in proxy hedging of currencies by entering into derivative transactions with respect to a currency whose value is expected to correlate to the value of a currency the fund owns or wants to own. This presents the risk that the two currencies may not move in relation to one another as expected. In that case, the fund could lose money on its investment and also lose money on the position designed to act as a proxy hedge. Certain funds may also take active currency positions and may cross-hedge currency exposure represented by their securities into another foreign currency. This may result in the fund’s currency exposure being substantially different than that suggested by its securities investments. All funds with foreign currency holdings and/or that invest or trade in securities denominated in foreign currencies or related derivative instruments may be adversely affected by changes in foreign currency exchange rates. Derivative foreign currency transactions (such as futures, forwards, and swaps) may also involve leveraging risk, in addition to currency risk. Leverage may disproportionately increase the fund’s portfolio losses and reduce opportunities for gain when interest rates, stock prices, or currency rates are changing.
Continental Europe
.
European securities may be affected significantly by economic, regulatory, or political developments affecting European issuers. All countries in Europe may be significantly affected by fiscal and monetary controls implemented by the European Economic and Monetary Union. Eastern European markets are relatively undeveloped and may be particularly sensitive to economic and political events affecting those countries.
Asset Allocation Risk
The fund’s investment performance depends upon how its assets are allocated and reallocated. A principal risk of investing in the fund is that the Subadvisor, subject to the oversight of the Advisor and the Board, may make less than optimal or poor asset allocation decisions. The Advisor and the Subadvisor employ an active approach to allocation across multiple credit sectors, but there is no guarantee that such allocation techniques will produce the desired results. It is possible that the Advisor or the Subadvisor will focus on an investment that performs poorly or underperforms other investments under various market conditions. You could lose money on your investment in the fund as a result of these allocation decisions.

Credit and Counterparty Risk
This is the risk that the issuer or guarantor of a fixed-income security, the counterparty to an over-the-counter (“OTC”) derivatives contract (see “Risk Factors—Hedging, Derivatives, and Other Strategic Transactions Risk”), or a borrower of the fund’s securities will be unable or unwilling to make timely principal, interest, or settlement payments, or otherwise honor its obligations. Credit risk associated with investments in fixed-income securities relates to the ability of the issuer to make scheduled payments of principal and interest on an obligation. If the fund invests in fixed-income securities, it will be subject to varying degrees of risk that the issuers of the securities will have their credit ratings downgraded or will default, potentially reducing such fund’s share price and income level. Nearly all fixed-income securities are subject to some credit risk, which may vary depending upon whether the issuers of the securities are corporations, domestic or foreign governments, or their subdivisions or instrumentalities. U.S. government securities are subject to varying degrees of credit risk depending upon whether the securities are supported by the full faith and credit of the United States; the ability to borrow from the U.S. Treasury; only by the credit of the issuing U.S. government agency, instrumentality, or corporation; or otherwise supported by the United States. For example, issuers of many types of U.S. government securities (e.g., the Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal National Mortgage Association (“Fannie Mae”), and Federal Home Loan Banks), although chartered or sponsored by Congress, are not funded by congressional appropriations, and their fixed-income securities, including asset-backed and mortgage-backed securities, are neither guaranteed nor insured by the U.S. government. An agency of the U.S. government has placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac. As a result, these securities are subject to more credit risk than U.S. government securities that are supported by the full faith and credit of the United States (e.g., U.S. Treasury bonds). When a fixed-income security is not rated, a manager may have to assess the risk of the security itself. Asset-backed securities, whose principal and interest payments are supported by pools of other assets, such as credit card receivables and automobile loans, are subject to further risks, including the risk that the obligors of the underlying assets default on payment of those assets.
Funds that invest in below-investment-grade securities, also called junk bonds (e.g., fixed-income securities rated Ba or lower by Moody’s Investors Service, Inc. or BB or lower by S&P Global Ratings or Fitch Ratings, as applicable, at the time of investment, or determined by a manager to be of comparable quality to securities so rated) are subject to increased credit risk. The sovereign debt of many foreign governments, including their subdivisions and instrumentalities, falls into this category. Below-investment-grade securities offer the potential for higher investment returns than higher-rated securities, but they carry greater credit risk: their issuers’ continuing ability to meet principal and interest payments is considered speculative, they are more susceptible to real or perceived adverse economic and competitive industry conditions, and they may be less liquid than higher-rated securities.
In addition, the fund is exposed to credit risk to the extent that it makes use of OTC derivatives (such as forward foreign currency contracts and/or swap contracts) and engages to a significant extent in the lending of fund securities or the use of repurchase agreements. OTC derivatives transactions can be closed out with the other party to the transaction. If the counterparty defaults, the fund will have contractual remedies, but there is no assurance that the counterparty will be able to meet its contractual obligations or that, in the event of default, the fund will succeed in enforcing them. The fund, therefore, assumes the risk that it may be unable to obtain payments owed to it under OTC derivatives contracts or that those payments may be delayed or made only after the fund has incurred the costs of litigation. While the Subadvisor intends to monitor the creditworthiness of contract counterparties, there can be no assurance that the counterparty will be in a position to meet its obligations, especially during unusually adverse market conditions.
Creditor Risk
Debt is generally subject to various creditor risks, including, but not limited to: (i) the possible invalidation of a loan as a “fraudulent conveyance” under the relevant creditors’ rights laws; (ii) so called lender liability claims by the issuer of the obligations; and (iii) environmental liabilities that may arise with respect to collateral securing the obligations. Additionally, adverse credit events with respect to any underlying property, such as missed or delayed payment of interest and/or principal, bankruptcy, receivership or distressed exchange, can significantly diminish the value of an investment in any such property.
Distribution Risk
There can be no assurance that monthly distributions paid by the fund to Shareholders will be maintained at current levels or increase over time. The fund’s cash available for distribution may vary widely over the short- and long-term. If, for any calendar year, the total distributions made exceed the fund’s net investment taxable income and net capital gain, the excess generally will be treated as a return of capital to each Shareholder (up to the amount of the Shareholder’s basis in his or her share of the fund) and thereafter as gain from the sale of Shares. The amount treated as a return of capital reduces the Shareholder’s adjusted basis in his or her Shares, thereby increasing his or her potential gain or reducing his or her potential loss on the subsequent sale of his or her Shares. Distributions in any year may include a substantial return of capital component. Distributions are not fixed but are declared at the discretion of the Board. Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the fund is net profit.

Economic and Market Events Risk
Events in certain sectors historically have resulted, and may in the future result, in an unusually high degree of volatility in the financial markets, both domestic and foreign. These events have included, but are not limited to: bankruptcies, corporate restructurings, and other similar events; bank failures; governmental efforts to limit short selling and high frequency trading; measures to address U.S. federal and state budget deficits; social, political and economic instability in Europe; economic stimulus by the Japanese central bank; dramatic changes in energy prices and currency exchange rates; and China’s economic slowdown. Interconnected global economies and financial markets increase the possibility that conditions in one country or region might adversely impact issuers in a different country or region. Both domestic and foreign equity markets have experienced increased volatility and turmoil, with issuers that have exposure to the real estate, mortgage, and credit markets particularly affected. Financial institutions could suffer losses as interest rates were to rise or economic conditions deteriorate.
In addition, relatively high market volatility and reduced liquidity in credit and fixed-income markets may adversely affect many issuers worldwide. Actions taken by the U.S. Federal Reserve (Fed) or foreign central banks to stimulate or stabilize economic growth, such as interventions in currency markets, could cause high volatility in the equity and fixed-income markets. Reduced liquidity may result in less money being available to purchase raw materials, goods, and services from emerging markets, which may, in turn, bring down the prices of these economic staples. It may also result in emerging-market issuers having more difficulty obtaining financing, which may, in turn, cause a decline in their securities prices.
In response to certain economic conditions, including periods of high inflation, governmental authorities and regulators may respond with significant fiscal and monetary policy changes such as raising interest rates. The fund may be subject to heightened interest rate risk when the Fed raises interest rates. Recent and potential future changes in government monetary policy may affect interest rates. It is difficult to accurately predict the timing, frequency or magnitude of potential interest rate increases or decreases by the Fed and the evaluation of macro-economic and other conditions that could cause a change in approach in the future. If the Fed and other central banks increase the federal funds rate and equivalent rates, such increases generally will cause market interest rates to rise and could cause the value of the fund’s investments, and the fund’s NAV, to decline, potentially suddenly and significantly. As a result, the fund may experience high redemptions and, as a result, increased portfolio turnover, which could increase the costs that the fund incurs and may negatively impact the fund’s performance.
In addition, as the Fed increases the target Fed funds rate, any such rate increases among other factors, could cause markets to experience continuing high volatility. A significant increase in interest rates may cause a decline in the market for equity securities. These events and the possible resulting market volatility may have an adverse effect on the fund.
Political turmoil within the United States and abroad may also impact the fund. Although the U.S. government has honored its credit obligations, it remains possible that the United States could default on its obligations. While it is impossible to predict the consequences of such an unprecedented event, it is likely that a default by the United States would be highly disruptive to the United States and global securities markets and could significantly impair the value of the fund’s investments. Similarly, political events within the United States at times have resulted, and may in the future result, in a shutdown of government services, which could negatively affect the U.S. economy, decrease the value of many fund investments, and increase uncertainty in or impair the operation of the United States or other securities markets. In recent years, the U.S. renegotiated many of its global trade relationships and imposed or threatened to impose significant import tariffs. These actions could lead to price volatility and overall declines in U.S. and global investment markets.
Uncertainties surrounding the sovereign debt of a number of European Union (EU) countries and the viability of the EU have disrupted and may in the future disrupt markets in the United States and around the world. If one or more countries leave the EU or the EU dissolves, the global securities markets likely will be significantly disrupted. On January 31, 2020, the United Kingdom (UK) left the EU, commonly referred to as “Brexit,” the UK ceased to be a member of the EU and the UK and EU entered into a Trade and Cooperation Agreement. While the full impact of Brexit is unknown, Brexit has already resulted in volatility in European and global markets. There remains significant market uncertainty regarding Brexit’s ramifications, and the range and potential implications of possible political, regulatory, economic, and market outcomes are difficult to predict.
A widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, which may lead to less liquidity in certain instruments, industries, sectors or the markets generally, and may ultimately affect fund performance. For example, the coronavirus (COVID-19) pandemic has resulted and may continue to result in significant disruptions to global business activity and market volatility due to disruptions in market access, resource availability, facilities operations, imposition of tariffs, export controls and supply chain disruption, among others. The impact of a health crisis and other epidemics and pandemics that may arise in the future, could affect the global economy in ways that cannot necessarily be foreseen at the present time. A health crisis may exacerbate other pre-existing political, social and economic risks. Any such impact could adversely affect the fund’s performance, resulting in losses to your investment.

Political and military events, including in Ukraine, North Korea, Russia, Venezuela, Iran, Syria, and other areas of the Middle East, and nationalist unrest in Europe and South America, also may cause market disruptions.
As a result of continued political tensions and armed conflicts, including the Russian invasion of Ukraine commencing in February of 2022, the extent and ultimate result of which are unknown at this time, the United States and the EU, along with the regulatory bodies of a number of countries, have imposed economic sanctions on certain Russian corporate entities and individuals, and certain sectors of Russia’s economy, which may result in, among other things, the continued devaluation of Russian currency, a downgrade in the country’s credit rating, and/or a decline in the value and liquidity of Russian securities, property or interests. These sanctions could also result in the immediate freeze of Russian securities and/or funds invested in prohibited assets, impairing the ability of the fund to buy, sell, receive or deliver those securities and/or assets. These sanctions or the threat of additional sanctions could also result in Russia taking counter measures or retaliatory actions, which may further impair the value and liquidity of Russian securities. The United States and other nations or international organizations may also impose additional economic sanctions or take other actions that may adversely affect Russia-exposed issuers and companies in various sectors of the Russian economy. Any or all of these potential results could lead Russia’s economy into a recession. Economic sanctions and other actions against Russian institutions, companies, and individuals resulting from the ongoing conflict may also have a substantial negative impact on other economies and securities markets both regionally and globally, as well as on companies with operations in the conflict region, the extent to which is unknown at this time. The United States and the EU have also imposed similar sanctions on Belarus for its support of Russia’s invasion of Ukraine. Additional sanctions may be imposed on Belarus and other countries that support Russia. Any such sanctions could present substantially similar risks as those resulting from the sanctions imposed on Russia, including substantial negative impacts on the regional and global economies and securities markets.
In addition, there is a risk that the prices of goods and services in the United States and many foreign economies may decline over time, known as deflation. Deflation may have an adverse effect on stock prices and creditworthiness and may make defaults on debt more likely. If a country’s economy slips into a deflationary pattern, it could last for a prolonged period and may be difficult to reverse. Further, there is a risk that the present value of assets or income from investments will be less in the future, known as inflation. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the fund’s investments may be aff ec
ted, wh
ic
h may reduce the fund’s performance. Further, inflation may lead to a rise in interest rates, which may negatively affect the value of debt instruments held by the fund, resulting in a negative impact on the fund’s performance. Generally, securities issued in emerging markets are subject to a greater risk of inflationary or deflationary forces, and more developed markets are better able to use monetary policy to normalize markets.
Equity Securities Risk
Common and preferred stocks represent equity ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate, and can decline and reduce the value of a fund investing in equities. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. The value of equity securities purchased by a fund could decline if the financial condition of the companies in which the fund is invested declines, or if overall market and economic conditions deteriorate. An issuer’s financial condition could decline as a result of poor management decisions, competitive pressures, technological obsolescence, undue reliance on suppliers, labor issues, shortages, corporate restructurings, fraudulent disclosures, irregular and/or unexpected trading activity among retail investors, or other factors. Changes in the financial condition of a single issuer can impact the market as a whole. Even a fund that invests in high-quality, or blue chip, equity securities, or securities of established companies with large market capitalizations (which generally have strong financial characteristics), can be negatively impacted by poor overall market and economic conditions. Companies with large market capitalizations may also have less growth potential than smaller companies and may be less able to react quickly to changes in the marketplace. The fund generally does not attempt to time the market. Because of its exposure to equities, the possibility that stock market prices in general will decline over short or extended periods subjects the fund to unpredictable declines in the value of its investments, as well as periods of poor performance.
Growth Investment Style Risk.
Certain equity securities (generally ref
err
ed to as growth securities) are pur
chased
primarily because a manager believes that these securities will experience relatively rapid earnings growth. Growth securities typically trade at higher multiples of current earnings than other securities. Growth securities are often more sensitive to market fluctuations than other securities because their market prices are highly sensitive to future earnings expectations. At times when it appears that these expectations may not be met, growth stock prices typically fall.
Value Investment Style Risk.
Certain equity securities (generally referred to as value securities) are purchased primarily because they are selling at prices below what the manager believes to be their fundamental value and not necessarily because the issuing companies are expected to experience significant earnings growth. The fu nd
bears the
ris
k that the companies that issued these securities may not overcome the adverse business developments or other factors causing their securities to be perceived by the manager to be underpriced or that the market may never come to recognize their fundamental value. A value security may not increase in price, as anticipated by the manager investing in such securities, if other investors fail to recognize the company’s value and bid up the price or invest in markets favoring faster growing companies. The fund’s strategy of investing in value securities also carries the risk that in certain markets, value securities will underperform growth securities. In addition, securities issued by U.S. entities with substantial foreign operations may involve risks relating to economic, political or regulatory conditions in foreign countries.

ESG integration risk
The manager considers ESG factors that it deems relevant or additive, along with other material factors and analysis, when managing the fund. The portion of the fund’s investments for which the manager considers these ESG factors may vary, and could increase or decrease over time. In certain situations, the extent to which these ESG factors may be applied according to the manager’s integrated investment process may not include U.S. Treasuries, government securities, or other asset classes. ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies. Incorporating ESG criteria and making investment decisions based on certain ESG characteristics, as determined by the manager, carries the risk the fund may perform differently, including underperforming, funds that do not utilize ESG criteria, or funds that utilize different ESG criteria. Integration of ESG factors into the fund’s investment process may result in the manager making different investments for the fund than for a fund with a similar investment universe and/or investment style that does not incorporate such considerations in its investment strategy or processes, and the fund’s investment performance may be affected. Because ESG factors are one of many considerations for the fund, the manager may nonetheless include companies with low ESG characteristics or exclude companies with high ESG characteristics in the fund’s investments.
The ESG characteristics utilized in the fund’s investment process may change over time, and different ESG characteristics may be relevant to different investments. Although the manager has established its own structure to oversee ESG integration in accordance with the fund’s investment objective and strategies, successful integration of ESG factors will depend on the manager’s skill in researching, identifying, and applying these factors, as well as on the availability of relevant data. The method of evaluating ESG factors and subsequent impact on portfolio composition, performance, proxy voting decisions and other factors, is subject to the interpretation of the manager in accordance with the fund’s investment objective and strategies. ESG factors may be evaluated differently by different managers, and may not carry the same meaning to all investors and managers. The manager may employ active shareowner engagement to raise ESG issues with the management of select portfolio companies. The regulatory landscape with respect to ESG investing in the United States is evolving and any future rules or regulations may require the fund to change its investment process with respect to ESG integration.
Investment-Grade Fixed-Income Securities in the Lowest Rating Category Risk.
Investment-grade fixed-income securities in the lowest rating category (such as Baa by Moody’s Investors Service, Inc. or BBB by S&P Global Ratings or Fitch Ratings, as applicable, and comparable unrated securities) involve a higher degree of risk than fixed-income securities in the higher rating categories. While such securities are considered investment-grade quality and are deemed to have adequate capacity for payment of principal and interest, such securities lack outstanding investment characteristics and have speculative characteristics as well. For example, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher-grade securities.
Prepayment of Principal Risk.
Many types of debt securities, including floating-rate loans, are subject to prepayment risk. Prepayment risk is the risk that, when interest rates fall, certain types of obligations will be paid off by the borrower more quickly than originally anticipated and the fund may have to invest the proceeds in securities with lower yields. Securities subject to prepayment risk can offer less potential for gains when the credit quality of the issuer improves.
Extension Risk.
Extension risk is the danger that borrowers will defer prepayments due to market conditions. Extension risk is generally a concern in secondary market, structured-credit product investments. For instance, rising interest rates might discourage homeowners from refinancing their mortgages, which reduces prepayment flows. That extends the duration of the loans in a mortgage-backed security beyond what the valuation and risk models initially predicted. As a result, in a period of rising interest rates, such securities may exhibit additional volatility and may lose value.
Hedging, Derivatives, and Other Strategic Transactions Risk
The ability of the fund to utilize hedging, derivatives, and other strategic transactions to benefit the fund will depend in part on its Subadvisor’s ability to predict pertinent market movements and market risk, counterparty risk, credit risk, interest-rate risk, and other risk factors, none of which can be assured. The skills required to utilize hedging and other strategic transactions are different from those needed to select the fund’s securities. Even if the Subadvisor only uses hedging and other strategic transactions in the fund primarily for hedging purposes or to gain exposure to a particular securities market, if the transaction does not have the desired outcome, it could result in a significant loss to the fund. The amount of loss could be more than the principal amount invested. These transactions may also increase the volatility of the fund and may involve a small investment of cash relative to the magnitude of the risks assumed, thereby magnifying the impact of any resulting gain or loss. For example, the potential loss from the use of futures can exceed the fund’s initial investment in such contracts. In addition, these transactions could result in a loss to the fund if the counterparty to the transaction does not perform as promised.
The fund may invest in derivatives, which are financial contracts with a value that depends on, or is derived from, the value of underlying assets, reference rates, or indexes. Derivatives may relate to stocks, bonds, interest rates, currencies or currency exchange rates, and related indexes. The fund may use derivatives for many purposes, including for hedging and as a substitute for direct investment in securities or other assets. Derivatives may be used in a way to efficiently adjust the exposure of the fund to various securities, markets, and currencies without the fund actually having to sell existing investments and make new investments. This generally will be done when the adjustment is expected to be relatively temporary or in anticipation of effecting the sale of fund assets and making new investments over time. Further, since many derivatives have a leverage component, adverse changes in the value or level of the underlying asset, reference rate, or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. When the fund uses derivatives for leverage, investments in the fund will tend to be more volatile, resulting in larger gains or losses in response to market changes. To limit risks associated with leverage, the fund is required to comply with Rule 18f-4 under the 1940 Act (the “Derivatives Rule”) as outlined below. For a description of the various derivative instruments the fund may utilize, refer to the SAI.
The regulation of the U.S. and non-U.S. derivatives markets has undergone substantial change in recent years and such change may continue. In particular, effective August 19, 2022 (the “Compliance Date”), the Derivatives Rule replaced the asset segregation regime of Investment Company Act Release No. 10666 (“Release 10666”) with a new framework for the use of derivatives by registered funds. On the Compliance Date, the SEC rescinded Release 10666 and withdrew no-action letters and similar guidance addressing a fund’s use of derivatives and began requiring funds to satisfy the requirements of the Derivatives Rule. As a result, on or after the Compliance Date, the fund will no longer engage in “segregation” or “coverage” techniques with respect to derivatives transactions and will instead comply with the applicable requirements of the Derivatives Rule.
The Derivatives Rule mandates that the fund adopt and/or implement: (i) value-at-risk limitations (“VaR”); (ii) a written derivatives risk management program; (iii) new Board oversight responsibilities; and (iv) new reporting and recordkeeping requirements. In the event that a fund’s derivative exposure is 10% or less of its net assets, excluding certain currency and interest rate hedging transactions, it can elect to be classified as a limited derivatives user (“Limited Derivatives User”) under the Derivatives Rule, in which case the fund is not subject to the full requirements of the Derivatives Rule. Limited Derivatives Users are excepted from VaR testing, implementing a derivatives risk management program, and certain Board oversight and reporting requirements mandated by the Derivatives Rule. However, a Limited Derivatives User is still required to implement written compliance policies and procedures reasonably designed to manage its derivatives risks. The Derivatives Rule also provides special treatment for reverse repurchase agreements, similar financing transactions and unfunded commitment agreements. Specifically, the fund may elect whether to treat reverse repurchase agreements and similar financing transactions as “derivatives transactions” subject to the requirements of the Derivatives Rule or as senior securities equivalent to bank borrowings for purposes of Section 18 of the 1940 Act. In addition, a fund, including money market funds, may invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, and the transaction will be deemed not to involve a senior security, provided that: (i) the fund intends to physically settle the transaction; and (ii) the transaction will settle within 35 days of its trade date. At any time after the date of this Prospectus, legislation may be enacted that could negatively affect the assets of the fund. Legislation or regulation may change the way in which the fund itself is regulated. The Advisor cannot predict the effects of any new governmental regulation that may be implemented, and there can be no assurance that any new governmental regulation will not adversely affect the fund’s ability to achieve its investment objectives.
The use of derivative instruments may involve risks different from, or potentially greater than, the risks associated with investing directly in securities and other, more traditional assets. In particular, the use of derivative instruments exposes the fund to the risk that the counterparty to an OTC derivatives contract will be unable or unwilling to make timely settlement payments or otherwise honor its obligations. OTC derivatives transactions typically can only be closed out with the other party to the transaction, although either party may engage in an offsetting transaction that puts that party in the same economic position as if it had closed out the transaction with the counterparty or may obtain the other party’s consent to assign the transaction to a third party. If the counterparty defaults, the fund will have contractual remedies, but there is no assurance that the counterparty will meet its contractual obligations or that, in the event of default, the fund will succeed in enforcing them. For example, because the contract for each OTC derivatives transaction is individually negotiated with a specific counterparty, the fund will be subject to the risk that a counterparty may interpret contractual terms (e.g., the definition of default) differently than the fund when the fund seeks to enforce its contractual rights. If that occurs, the cost and unpredictability of the legal proceedings required for the fund to enforce its contractual rights may lead it to decide not to pursue its claims against the counterparty. The fund, therefore, assumes the risk that it may be unable to obtain payments owed to it under OTC derivatives contracts or that those payments may be delayed or made only after the fund has incurred the costs of litigation. While the Subadvisor intends to monitor the creditworthiness of counterparties, there can be no assurance that a counterparty will meet its obligations, especially during unusually adverse market conditions. To the extent the fund contracts with a limited number of counterparties, the fund’s risk will be concentrated and events that affect the creditworthiness of any of those counterparties may have a pronounced effect on the fund. Derivatives are also subject to a number of other risks, including market risk, liquidity risk, and operational risk. Since the value of derivatives is calculated and derived from the value of other assets, instruments, or references, there is a risk that they will be improperly valued. Derivatives also involve the risk that changes in their value may not correlate perfectly with the assets, rates, or indexes they are designed to hedge or closely track. Suitable derivatives transactions may not be available in all circumstances. The fund is also subject to the risk that the counterparty closes out the derivatives transactions upon the occurrence of certain triggering events. In addition, a Subadvisor may determine not to use derivatives to hedge or otherwise reduce risk exposure. Government legislation or regulation could affect the use of derivatives transactions and could limit the fund’s ability to pursue its investment strategies.
A detailed discussion of various hedging and other strategic transactions appears in the SAI. To the extent that the fund utilizes the following list of certain derivatives and other strategic transactions, it will be subject to associated risks. The main risks of each appear below.

Futures Contracts.
Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), and risk of disproportionate loss are the principal risks of engaging in transactions involving futures contracts.
Interest-Rate Swaps.
Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), interest-rate risk, and risk of disproportionate loss are the principal risks of engaging in transactions involving interest-rate swaps.
Options.
Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), and risk of disproportionate loss are the principal risks of engaging in transactions involving options. Counterparty risk does not apply to exchange-traded options.
Reverse Repurchase Agreements
. An event of default or insolvency of the counterparty to a reverse repurchase agreement could result in delays or restrictions with respect to the fund’s ability to dispose of the underlying securities. A reverse repurchase agreement may be considered a form of leverage and may, therefore, increase fluctuations in the fund’s NAV.
Swaps.
Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), interest-rate risk, settlement risk, risk of default of the underlying reference obligation, and risk of disproportionate loss are the principal risks of engaging in transactions involving swaps.
Illiquidity of Shares
The fund is a closed-end investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investment in the Shares, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. The Shares are appropriate only for investors who are seeking an investment in less liquid portfolio investments within an illiquid fund. The fund does not currently intend to list Shares for trading on any national securities exchange. There is no secondary trading market for Shares, and it is not expected that a secondary market will develop. Shares therefore are not readily marketable. Because the fund is a closed-end investment company, Shares in the fund may not be tendered for repurchase on a daily basis, and they may not be exchanged for shares of any other fund. In order to provide liquidity to Shareholders, the fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares pursuant to Rule 23c-3 under the 1940 Act, as described herein.
Inflation/Deflation Risk
Inflation risk is the risk that the value of assets or income from investment will be worth less in the future, as inflation decreases the value of money. As inflation increases, the real value of the Shares and distributions on those Shares can decline. In addition, during any periods of rising inflation, interest rates on any borrowings by the fund may increase, which would tend to further reduce returns to the holders of Shares. Deflation risk is the risk that prices throughout the economy decline over time, which may have an adverse effect on the market valuation of companies, their assets and revenues. In addition, deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the fund’s portfolio.
Lending Risk
The fund may originate loans to, or purchase, assignments of or participations in loans made to, various issuers, including distressed companies. Such investments may include senior secured, junior secured and mezzanine loans and other secured and unsecured debt that has been recently originated or that trade on the secondary market. The value of the fund’s investment in loans may be detrimentally affected to the extent a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan. However, there can be no assurance that the value assigned by the fund to collateral underlying a loan of the fund can be realized upon liquidation, nor can there be any assurance that collateral will retain its value.
Moreover, loans may also be supported by collateral, the value of which may fluctuate. In addition, active lending/origination by the fund may subject it to additional regulation. Finally, there may be a monetary, as well as a time cost involved in collecting on defaulted loans and, if applicable, taking possession of various types of collateral. Should the fund need to collect on a defaulted loan, litigation could result. In addition, even before litigation is commenced, the fund could experience substantial costs in trying to collect on defaulted investments, such as legal fees, collection agency fees, or discounts related to the assignment of a defaulted loan to a third party. Any litigation may consume substantial amounts of the Advisor’s and the Subadvisor’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation.
There will be no limits with respect to loan origination by the fund other than: (i) the diversification limits of the 1940 Act; and (ii) the restrictions on investments involving the Subadvisor’s affiliates (e.g., securitizations where the Subadvisor is sponsor).

Leverage Risk
Leverage creates risks for Shareholders, including the likelihood of greater volatility of NAV and market price of, and distributions from, the Shares and the risk that fluctuations in the costs of borrowings may affect the return to Shareholders. To the extent the income derived from investments purchased with funds received from leverage exceeds the cost of leverage, the fund’s distributions will be greater than if leverage had not been used. Conversely, if the income from the investments purchased with such funds is not sufficient to cover the cost of leverage, the amount available for distribution to Shareholders will be less than if leverage had not been used. In the latter case, the Advisor, in its best judgment, may nevertheless determine to maintain the fund’s leveraged position if it deems such action to be appropriate. While the fund has preferred shares or borrowings outstanding, an increase in short-term rates would also result in an increased cost of leverage, which would adversely affect the fund’s income available for distribution. There can be no assurance that a leveraging strategy will be successful.
Leverage may be achieved through the purchase of certain derivative instruments. The fund’s use of derivative instruments exposes the fund to special risks.
Management Risk
The fund is subject to management risk because it relies on the Subadvisor’s ability to pursue the fund’s investment objective, subject to the oversight of the Advisor and the Board. The Subadvisor applies investment techniques and risk analyses in making investment decisions for the fund, but there can be no guarantee that it will produce the desired results. The Subadvisor’s securities selections and other investment decisions might produce a loss or cause the fund to underperform when compared to other funds with similar investment goals. If one or more key individuals leave the employ of the Subadvisor, then the Subadvisor may not be able to hire qualified replacements, or may require an extended time to do so. This could prevent the fund from achieving its investment objective.
Natural Disasters, Adverse Weather Conditions, and Climate Change
Certain areas of the world may be exposed to adverse weather conditions, such as major natural disasters and other extreme weather events, including hurricanes, earthquakes, typhoons, floods, tidal waves, tsunamis, volcanic eruptions, wildfires, droughts, windstorms, coastal storm surges, heat waves, and rising sea levels, among others. Some countries and regions may not have the infrastructure or resources to respond to natural disasters, making them more economically sensitive to environmental events. Such disasters, and the resulting damage, could have a severe and negative impact on the fund’s investment portfolio and, in the longer term, could impair the ability of issuers in which the fund invests to conduct their businesses in the manner normally conducted. Adverse weather conditions also may have a particularly significant negative effect on issuers in the agricultural sector and on insurance companies that insure against the impact of natural disasters.
Climate change, which is the result of a change in global or regional climate patterns, may increase the frequency and intensity of such adverse weather conditions, resulting in increased economic impact, and may pose long-term risks to the fund’s investments. The future impact of climate change is difficult to predict but may include changes in demand for certain goods and services, supply chain disruption, changes in production costs, increased legislation, regulation, international accords and compliance-related costs, changes in property and security values, availability of natural resources and displacement of peoples.
Legal, technological, political and scientific developments regarding climate change may create new opportunities or risks for issuers in which the fund invests. These developments may create demand for new products or services, including, but not limited to, increased demand for goods that result in lower emissions, increased demand for generation and transmission of energy from alternative energy sources and increased competition to develop innovative new products and technologies. These developments may also decrease demand for existing products or services, including, but not limited to, decreased demand for goods that produce significant greenhouse gas emissions and decreased demand for services related to carbon based energy sources, such as drilling services or equipment maintenance services.
Operational and Cybersecurity Risk
With the increased use of technologies, such as mobile devices and cloud-based service offerings and the dependence on the internet and computer systems to perform necessary business functions, the fund’s service providers are susceptible to operational and information or cybersecurity risks that could result in losses to the fund and its Shareholders. Cybersecurity breaches are either intentional or unintentional events that allow an unauthorized party to gain access to fund assets, customer data, or proprietary information, or cause the fund or fund service providers to suffer data corruption or lose operational functionality. Intentional cybersecurity incidents include: unauthorized access to systems, networks, or devices (such as through “hacking” activity or “phishing”); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cyberattacks can also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on the service providers’ systems or websites rendering them unavailable to intended users or via “ransomware” that renders the systems inoperable until appropriate actions are taken. In addition, unintentional incidents can occur, such as the inadvertent release of confidential information.

A cybersecurity breach could result in the loss or theft of customer data or funds, loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs, any of which could have a substantial impact on the fund. For example, in a denial of service, fund Shareholders could lose access to their electronic accounts indefinitely, and employees of the Advisor, the Subadvisor, or the fund’s other service providers may not be able to access electronic systems to perform critical duties for the fund, such as trading, NAV calculation, shareholder accounting, or fulfillment of fund share purchases and share repurchases Cybersecurity incidents could cause the fund, the Advisor, the Subadvisor, or other service provider to incur regulatory penalties, reputational damage, compliance costs associated with corrective measures, litigation costs, or financial loss. They may also result in violations of applicable privacy and other laws. In addition, such incidents could affect issuers in which the fund invests, thereby causing the fund’s investments to lose value.
Cyber-events have the potential to affect materially the fund and the Advisor’s relationships with accounts, shareholders, clients, customers, employees, products, and service providers. The fund has established risk management systems reasonably designed to seek to reduce the risks associated with cyber-events. There is no guarantee that the fund will be able to prevent or mitigate the impact of any or all cyber-events.
The fund is exposed to operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the fund’s service providers, counterparties, or other third parties, failed or inadequate processes, and technology or system failures.
The Advisor, the Subadvisor, and their respective affiliates have established risk management systems that seek to reduce cybersecurity and operational risks, and business continuity plans in the event of a cybersecurity breach or operational failure. However, there are inherent limitations in such plans, including that certain risks have not been identified, and there is no guarantee that such efforts will succeed, especially since none of the Advisor, the Subadvisor, or their respective affiliates controls the cybersecurity or operations systems of the fund’s third-party service providers (including the fund’s custodian), or those of the issuers of securities in which the fund invests.
In addition, other disruptive events, including (but not limited to) natural disasters and public health crises, may adversely affect the fund’s ability to conduct business, in particular if the fund’s employees or the employees of its service providers are unable or unwilling to perform their responsibilities as a result of any such event. Even if the fund’s employees and the employees of its service providers are able to work remotely, those remote work arrangements could result in the fund’s business operations being less efficient than under normal circumstances, could lead to delays in its processing of transactions, and could increase the risk of cyber-events.
Potential Consequences of Periodic Repurchase Offers
The fund is a closed-end investment company structured as an “interval fund” and is designed for long-term investors. There is no secondary market for the Shares and the fund expects that no secondary market will develop. In order to provide liquidity to Shareholders, the fund, subject to applicable law, conducts regular repurchase offers of its outstanding Shares at NAV per share. Repurchases generally will be funded from available cash or sales of portfolio securities. However, if at any time cash and other liquid assets held by the fund are not sufficient to meet the fund’s repurchase obligations, the fund may, if necessary, sell investments. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the fund’s NAV per share. The fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet such repurchase obligations. The fund does not currently intend to borrow to finance repurchases, although it may invest in dollar rolls. Moreover, a reduction in the size of the fund through repurchases may result in untimely sales of portfolio securities, may increase the fund’s portfolio turnover, and may limit the ability of the fund to participate in new investment opportunities or to achieve its investment objective. If a repurchase offer is oversubscribed, the fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the fund during a particular repurchase offer. A Shareholder may be subject to market and other risks, and the NAV per share of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline (as defined herein) and the date on which the NAV per share for tendered Shares is determined. In addition, to the extent the fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer.
Regulatory Changes Risk
Legal, tax and regulatory changes could occur and may adversely affect the fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New (or revised) laws or regulations may be imposed by the CFTC, the SEC, the IRS, the U.S. Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the fund. In particular, these agencies are implementing a variety of new rules pursuant to financial reform legislation in the United States. The EU (and some other countries) are implementing similar requirements. The fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.

In addition, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The CFTC, the SEC, the Federal Deposit Insurance Corporation, other regulators and self-regulatory organizations and exchanges are authorized under these statutes, regulations and otherwise to take extraordinary actions in the event of market emergencies. The fund and the Advisor historically have been eligible for exemptions from certain regulations. However, there is no assurance that the fund and the Advisor will continue to be eligible for such exemptions. The CFTC and certain futures exchanges have established limits, referred to as “position limits,” on the maximum net long or net short positions which any person may hold or control in particular options and futures contracts.
Current rules related to credit risk retention requirements for asset backed securities may increase the cost to originators, securitizers and, in certain cases, asset managers of securitization vehicles in which the fund may invest. The impact of the risk retention rules on the securitization markets is uncertain. These requirements may increase the costs to originators, securitizers, and, in certain cases, collateral managers of securitization vehicles in which the fund may invest, which costs could be passed along to such fund as an investor in such vehicles.
Tax Risk
To qualify for the special tax treatment available to regulated investment companies, the fund must: (i) derive at least 90% of its annual gross income from certain kinds of investment income; (ii) meet certain asset diversification requirements at the end of each quarter; and (iii) distribute in each taxable year at least the sum of 90% of its net investment income (including net interest income and net short term capital gain and 90% of its net exempt interest income). If the fund fails to meet any of these requirements, subject to the opportunity to cure such failures under applicable provisions of the Code, the fund will be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income were distributed to Shareholders. All distributions by the fund from earnings and profits, including distributions of net capital gain (if any), would be taxable to the Shareholders as ordinary income. To the extent designated by the fund, such distributions generally would be eligible (i) to be treated as qualified dividend income in the case of individual and other non-corporate Shareholders and (ii) for the dividends received deduction in the case of corporate Shareholders, provided that in each case the Shareholder meets applicable holding period requirements. In addition, in order to requalify for taxation as a regulated investment company, the fund might be required to recognize unrealized gain, pay substantial taxes and interest, and make certain distributions. See “Federal Income Tax Matters.”
The tax treatment and characterization of the fund’s distributions may vary significantly from time to time due to the nature of the fund’s investments. The ultimate tax characterization of the fund’s distributions in a calendar year may not finally be determined until after the end of that calendar year. The fund may make distributions during a calendar year that exceed the fund’s net investment income and net realized capital gain for that year. In such a situation, the amount by which the fund’s total distributions exceed net investment income and net realized capital gain generally would be treated as a return of capital up to the amount of the Shareholder’s tax basis in his or her Shares, with any amounts exceeding such basis treated as gain from the sale of his or her Shares. The fund’s income distributions that qualify for favorable tax treatment may be affected by the IRS’s interpretations of the Code and future changes in tax laws and regulations. See “Federal Income Tax Matters.”
No assurance can be given as to what percentage of the distributions paid on Shares, if any, will consist of long-term capital gain or what the tax rates on various types of income will be in future years. See “Federal Income Tax Matters.”
Valuation Risk.
The Board has designated the Advisor as the valuation designee to perform fair value functions for the fund in accordance with the Advisor’s valuation policies and procedures. In accordance with these policies and procedures, the Advisor values the fund’s investments at fair value as determined in good faith when market quotations are not readily available or are deemed to be unreliable. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. The Advisor, as valuation designee, is subject to Board oversight and reports to the Board information regarding the fair valuation process and related material matters.
Usury Limitations
Interest charged on loans acquired by the fund may be subject to state usury laws imposing maximum interest rates and penalties for violations, including restitution of excess interest and unenforceability of debt.

Risks Related to Commercial Real Estate and Residential Real Estate Investments
Investments in Real Estate Investments and Real Estate Debt Generally
The fund seeks to originate and acquire loans secured by commercial or residential real estate. Any deterioration of real estate fundamentals generally could negatively impact the fund’s performance by making it more difficult for borrowers to satisfy their debt payment obligations, increasing the default risk applicable to borrowers and making it relatively more difficult for the fund to meet its investment objective. Real estate investments are subject to various risks, including: (i) economic and market fluctuations; (ii) changes in environmental, zoning and other laws; (iii) casualty or condemnation losses; (iv) regulatory limitations on rents; (v) decreases in property values; (vi) changes in the appeal of properties to tenants; (vii) tenant defaults; (viii) changes in supply and demand; (ix) energy supply shortages; (x) various uninsured or uninsurable risks; (xi) natural disasters; (xii) changes in government regulations (such as rent control); (xiii) changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable; (xiv) increased mortgage defaults; (xv) increases in borrowing rates; and (xvi) negative developments in the economy that depress travel activity, demand and real estate values generally.
Debt investments are subject to credit and interest rate risks.
Risks Associated with Commercial Real Estate Loans
Loans on commercial real estate properties generally lack standardized terms, which may complicate their structure and increase due diligence costs. Commercial real estate properties tend to be unique and are more difficult to value than residential properties. Commercial real estate loans also tend to have shorter maturities than residential mortgage loans and are generally not fully amortizing, which means that they may have a significant principal balance or “balloon” payment due on maturity. Loans with a balloon payment involve a greater risk to a lender than fully amortizing loans because the ability of a borrower to make a balloon payment typically will depend upon its ability either to fully refinance the loan or to sell the collateral property at a price sufficient to permit the borrower to make the balloon payment. The ability of a borrower to effect a refinancing or sale will be affected by a number of factors, including the value of the property, mortgage rates at the time of sale or refinancing, the borrower’s equity in the property, the financial condition and operating history of the property and the borrower, tax laws, prevailing economic conditions and the availability of credit for loans secured by the specific type of property.
Investing in commercial real estate loans is subject to cyclicality and other uncertainties. The cyclicality and leverage associated with commercial real estate loans also have historically resulted in periods, including significant periods, of adverse performance, including performance that may be materially more adverse than the performance associated with other investments. Commercial real estate loans generally are non-recourse to borrowers. Commercial real estate loans are subject to the effects of: (i) the ability of tenants to make lease payments; (ii) the ability of a property to attract and retain tenants, which may in turn be affected by local conditions, such as an oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to tenants, competition from other available space and the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvement costs and make other tenant concessions; (iii) the failure or insolvency of tenant businesses; (iv) interest rate levels and the availability of credit to refinance such loans at or prior to maturity; (v) compliance with regulatory requirements and applicable laws, including environmental controls and regulations and (vi) increased operating costs, including energy costs and real estate taxes. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties and such tenants may seek the protection of the bankruptcy laws, which can result in termination of lease contracts. If the properties securing the loans do not generate sufficient income to meet operating expenses, debt service, capital expenditure and tenant improvements, the obligors under the loans may be unable to make payments of principal and interest in a timely fashion. Income from and values of properties are also affected by such factors as the quality of the property manager, applicable laws, including tax laws, interest rate levels, the availability of financing for owners and tenants and the impact of and costs of compliance with environmental controls and regulations.
Risks Associated with Residential Mortgage Loans
The fund may invest in loans secured by residential real estate, including potentially mortgages made to borrowers with lower credit scores. Accordingly, such mortgage loans may be more sensitive to economic factors that could affect the ability of borrowers to pay their obligations under the mortgage loans. A decline or an extended flattening of home prices and appraisal values may result in increases in delinquencies and losses on residential mortgage loans, particularly with respect to second homes and investor properties and with respect to any residential mortgage loan where the aggregate loan amount (including any subordinate liens) is close to or greater than the related property value.
Another factor that may result in higher delinquency rates is the increase in monthly payments on adjustable-rate mortgage loans. Borrowers with adjustable payment mortgage loans will be exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin.
Certain residential mortgage loans may be structured with negative amortization features. Negative amortization arises when the mortgage payment in respect of a loan is smaller than the interest due on such loan. On any such mortgage loans, if the required minimum monthly payments are less than the interest accrued on the loan, the interest shortfall is added to the principal balance, causing the loan balance to increase rather than decrease over time. Because the related mortgagors may be required to make a larger single payment upon maturity, the default risk associated with such mortgage loans may be greater than that associated with fully amortizing mortgage loans.

Risks Associated with Mezzanine Investments
The fund may invest in mezzanine debt which has significant leverage ranking ahead of the fund’s investment. While the Subadvisor anticipates that the fund’s investment will usually benefit from the same or similar financial and other covenants as those enjoyed by the leverage ranking ahead of the fund’s investment, and will usually benefit from cross-default provisions, some or all of such terms may not be part of particular investments. The Subadvisor anticipates that the fund’s usual security for its mezzanine investments will be pledges of ownership interests, directly and/or indirectly, in a property-owning entity, and in some cases the fund may not have a mortgage or other direct security interest in the underlying real estate assets. Moreover, it is likely that the fund will be restricted in the exercise of its rights in respect of its mezzanine investments by the terms of subordination agreements between it and the debt or other securities ranking ahead of the mezzanine capital. Accordingly, the fund may not be able to take the steps necessary to protect its mezzanine investments in a timely manner or at all and there can be no assurance that the rate of return objectives of the fund or any particular investment will be achieved. To protect its original investment and to gain greater control over the underlying assets, the fund may need to elect to purchase the interest of a senior creditor or take an equity interest in the underlying assets, which may require additional investment by the fund.
Risks Associated With B-notes and Preferred Equity Interests
The fund may hold B-notes and preferred equity interests, each of which are subordinate or otherwise junior in a borrower’s capital structure and involve privately negotiated structures. To the extent the fund holds subordinated debt or mezzanine tranches of a borrower’s capital structure or preferred equity interests, such investments and the fund’s remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, will be subject to the rights of holders of more senior tranches in the borrower’s capital structure and, to the extent applicable, contractual intercreditor and/or participation agreement provisions, which will expose the fund to greater risk of loss.
As the terms of such loans and investments are subject to contractual relationships among lenders, co-lending agents and others, they can vary significantly in their structural characteristics and other risks. For example, the rights of holders of B-notes to control the process following a borrower default may vary from transaction to transaction. Further, B-notes typically are secured by a single property and accordingly reflect the risks associated with significant concentration.
Risks Associated with Construction Loans
The fund may invest in mortgage loans used to finance the cost of construction or rehabilitation of a property, including ground up construction. Such construction lending may expose the fund to increased lending risks. Construction loans generally expose a lender to greater risk of non-payment and loss than permanent commercial mortgage loans because repayment of the loans often depends on the borrower’s ability to secure permanent “take-out” financing, which requires the successful completion of construction and stabilization of the project, or operation of the property with an income stream sufficient to meet operating expenses, including debt service on such replacement financing. For construction loans, increased risks include the accuracy of the estimate of the property’s value at completion of construction and the estimated cost of construction—all of which may be affected by unanticipated construction delays and cost over-runs. Construction delays and cost over-runs may result from increasing costs or shortages of skilled labor and/or framing, concrete, steel and other building materials, environmental damage, delays in obtaining the requisite approvals, permits, licenses or certifications from the relevant authorities, legal actions, work stoppages, operational issues relating to construction, budget overruns and lack of financing. Construction loans typically involve an expectation that the borrower’s sponsors will contribute sufficient equity funds in order to keep the loan “in balance,” and the sponsors’ failure or inability to meet this obligation could also result in delays in construction or an inability to complete construction. Construction loans also expose the lender to additional risks of contractor non-performance, or borrower disputes with contractors resulting in mechanic’s or materialmen’s liens on the property and possible further delay in construction.
In addition, as the lender under a construction loan, the fund may be obligated to fund all or a significant portion of the loan at one or more future dates. The fund may not have the funds available at such future date(s) to meet its funding obligations under the loan. In that event, the fund would likely be in breach of the loan unless it is able to acquire the funds from alternative sources, which it may not be able to achieve on favorable terms or at all. Furthermore, construction loans may have multiple lenders and if another lender fails to fund its obligations, the fund could be faced with the choice of either funding for that defaulting lender or suffering a delay or protracted interruption in the progress of construction.
Risks Related to Consumer-Related Asset-Backed Securities
Asset-Backed Securities.
See Asset-Backed Securities above.
Consumer Finance Industry Regulatory Environment
The fund may be subject to a wide variety of laws and regulations in the jurisdictions where it operates in respect of its consumer finance activities, including supervision and licensing by numerous governmental entities. These laws and regulations may create significant constraints on the fund’s consumer finance investments and result in significant costs related to compliance. Failure to comply with these laws and regulations could impair the ability of the fund to continue to make such investments and result in substantial civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses, and damage to reputation, brand and customer relationships.

The Dodd-Frank Act imposes significant regulatory oversight on the financial industry and grants the Consumer Financial Protection Bureau, or the CFPB, extensive rulemaking and enforcement authority, all of which may substantially impact the fund’s consumer finance investments.
The fund may also invest in other consumer debt and specialty finance markets, including, but not limited to, credit card receivables, asset-backed regulatory relief transactions, litigation finance, royalty transactions, equipment (e.g., renewable energy, construction, information technology, medical, logistics) and insurance-linked contracts.
Noncompliance with Consumer Financial Protection Laws
If certain consumer loan contracts do not comply with U.S. federal and state consumer financial protection laws, the servicer may be prevented from or delayed in collecting the loan contract. Also, some of these laws may provide that the assignee of a consumer contract (such as the issuing entity) is liable to the obligor for any failure of the contract to comply with these laws. This could result in delays in payment or losses on such loan contracts.
Risks Associated with Corporate Asset-Based Credit
The fund may invest in asset-based corporate credit secured by real estate, equipment, receivables, inventory and intellectual property rights. A fundamental risk associated with the fund’s investments in asset-based corporate credit is that the companies in whose debt the fund invests will be unable to make regular payments (e.g., principal and interest payments) when due, or at all, or otherwise fail to perform. A number of factors may impact the failure of such companies to make payments on their loans, such as, among other factors, (i) an adverse development in their business, (ii) an economic downturn, (iii) poor performance by their management teams, (iv) legal, tax or regulatory changes, (v) a change in the competitive environment, or (vi) a force majeure event. The companies may be operating at a loss or have significant variations in operating results, or may otherwise be experiencing financial distress even when the Subadvisor expects them to remain stable. Additionally, the companies may require substantial additional capital to support their operations or to maintain their competitive position and as a result of that may become highly leveraged.
For further information, see “Asset-Backed Securities” above.
Risks Related to Esoteric Credit
For the risks of investing in asset-back securities, see “Asset-Backed Securities” above.
Alternative Investments
The fund may invest its assets in “alternative investments,” which include non-traditional debt investments and smaller segments of the debt markets, also known as niche or esoteric debt products. Alternative investments provide limited liquidity and include, among other things, the risks inherent in investing in securities, futures, commodities and derivatives, using leverage and engaging in short sales. An investment in alternative investment products is speculative, involves substantial risks, and should not constitute a complete investment program.
Risks Related to Securitized Credit
Asset-Backed Securities.
For the risks of investing in asset-back securities, see “Asset-Backed Securities” above.
Commercial Mortgage-Backed Securities
Collateral underlying CMBS generally consists of mortgage loans secured by income producing property, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, rental apartments, nursing homes, senior living centers and self-storage properties. The fund may invest directly in CMBS. Performance of a commercial mortgage loan depends primarily on the net income generated by the underlying mortgaged property. The market value of a commercial property similarly depends on its income-generating ability. As a result, income generation will affect both the likelihood of default and the severity of losses with respect to a commercial mortgage loan. Any decrease in income or value of the commercial real estate underlying an issue of CMBS could result in cash flow delays and losses on the related issue of CMBS.

Most commercial mortgage loans underlying CMBS are effectively non-recourse obligations of the borrower, meaning that there is no recourse against the borrower’s assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgage loans, payments on the subordinated classes of the related CMBS are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of CMBS may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed in lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property. Foreclosure can be costly and delayed by litigation and/or bankruptcy. Factors such as the property’s location, the legal status of title to the property, its physical condition and financial performance, environmental risks and governmental disclosure requirements with respect to the condition of the property may make a third party unwilling to purchase the property at a foreclosure sale or to pay a price sufficient to satisfy the obligations with respect to the related CMBS. Revenues from the assets underlying such CMBS may be retained by the borrower and the return on investment may be used to make payments to others, maintain insurance coverage, pay taxes or pay maintenance costs. Such diverted revenue is generally not recoverable without a court appointed receiver to control collateral cash flow. The owner of CMBS does not have a contractual relationship with the borrowers of the underlying commercial mortgage loans. The CMBS holder typically has no right directly to enforce compliance by the borrowers with the terms of the loan agreement, nor any rights of set-off against the borrower, nor will it have the right to object to certain changes to the underlying loan agreements, nor to move directly against the collateral supporting the related loans.
At any one time, a portfolio of CMBS may be backed by commercial mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions. As a result, the commercial mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations.
Residential Mortgage-Backed Securities
Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by one to four family residential mortgage loans. Residential mortgage loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized by government agencies and the securities issued may be guaranteed. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the geographic area where the related mortgaged property or properties are located, the terms of the loan, the borrower’s “equity” in the mortgaged property or properties and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed single-family properties may be very limited.
At any one time, a portfolio of RMBS may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations.
Prepayments on the underlying residential mortgage loans in an issue of RMBS will be influenced by the prepayment provisions of the related mortgage notes and may also be affected by a variety of economic, geographic and other factors, including the difference between the interest rates on the underlying residential mortgage loans (giving consideration to the cost of refinancing) and prevailing mortgage rates and the availability of refinancing. RMBS are particularly susceptible to prepayment risks as they generally do not contain prepayment penalties and a reduction in interest rates will increase the prepayments on the RMBS, resulting in a reduction in yield to maturity for holders of such securities.
Risks Associated With “B-pieces”
The fund may invest in, or, in the event the fund finances its assets through securitization transactions, it may retain, so-called “B-pieces”, representing the most subordinated tranches issued by a CMBS, RMBS or other securitization. Although CMBS and RMBS generally have the benefit of first ranking security (or other exclusive priority rights) over any collateral, the timing and manner of the disposition of such collateral will be controlled by the related servicers, and in certain cases, may be controlled by or subject to consultation rights of holders of more senior classes of securities outstanding or by an operating advisor appointed to protect the interests of such senior classes. There can be no assurance that the proceeds of any sale of collateral or other realization on collateral will be adequate to repay the fund’s investment in full, or at all. In addition, “B-pieces” generally receive principal distributions only after more senior classes of CMBS and RMBS have been paid in full, and receive interest distributions only after the interest distributions then due to more senior classes have been paid. As a result, investors in “B-pieces” will generally bear the effects of losses and shortfalls on the underlying loans and unreimbursed expenses of the CMBS or RMBS issuer before the holders of other classes of CMBS or RMBS with a higher payment priority, with the concomitant potential for a higher risk of loss for such “B-pieces.” In addition, the prioritization of payments of principal to senior classes may cause the repayment of principal of such “B-pieces” to be delayed and/or reduced. Generally, all principal payments received on the mortgage loans will be first allocated to more senior classes of CMBS or RMBS, in each case, until their respective principal balances are reduced to zero, before principal is allocated to the “B-pieces” of CMBS or RMBS. Therefore, “B-pieces” may not receive any principal for a substantial period of time. In addition, generally “B-pieces” will be subject to the allocation of “appraisal reductions” which will restrict their ability to receive any advances of interest that might otherwise be made by the related servicer.
Generally, a shortfall in payment to investors in “B-pieces” of CMBS or RMBS will not result in a default being declared or the restructuring or unwinding of the transaction. To the extent that “B-pieces” represent a small percentage of the CMBS or RMBS issued in relation to the underlying collateral, a small loss in the value of such collateral may result in a substantial loss for the holders of such “B-pieces” and may impact the performance of the fund.
CLOs
The fund’s investments in CLOs and other structured vehicles will be frequently subordinate in right of payment to other securities sold by the applicable CLO or other structured vehicle and will not be readily marketable. Depending upon the default rate on the collateral of the CLO and other structured vehicles, the fund may incur substantial losses on its investments. In addition, when the fund sells securities or assets held by it to a CLO and other structured vehicle, the fund may not receive any residual interest in such CLO and other structured vehicle so that any profits that the fund might have recognized on such securities or assets will no longer inure to the benefit of the fund.
The market value of CLOs and other structured vehicles will generally fluctuate with, among other things, the financial condition of the obligors on the underlying debt obligations or, with respect to synthetic securities, of the obligors on or issuers of the reference obligations, general economic conditions, the condition of certain financial markets, political events, developments or trends in any particular industry and changes in prevailing interest rates. The performance of CLOs and other structured vehicles will be adversely affected by macroeconomic factors, including the following: (i) general economic conditions affecting capital markets and participants therein; (ii) the economic downturns and uncertainties affecting economies and capital markets worldwide; (iii) concerns about financial performance, accounting and other issues relating to various publicly traded companies; and (iv) recent and proposed changes in accounting and reporting standards and bankruptcy legislation. In addition, interest payments on CLOs and other structured vehicles (other than the most senior tranche or tranches of a given issue) are generally subject to deferral. If distributions on the collateral underlying a CLO and other structured vehicle security are insufficient to make payments on the CLOs and other structured vehicles, no other assets will be available for payment of the deficiency and following realization of the underlying assets, the obligations of the CLO or other structured vehicle issuer to pay such deficiency will be extinguished. CLOs and other structured vehicles (particularly the subordinated interests) may provide that, to the extent funds are not available to pay interest, such interest will be deferred or paid “in kind” and added to the outstanding principal balance of the related security. Generally, the failure by the issuer of a CLO or other structured vehicles security to pay interest in cash does not constitute an event of default as long as a more senior class of securities of such issuer is outstanding and the holders of the securities that have failed to pay interest in cash (including the fund) will not have available to them any associated default remedies.
CMOs
The fund may invest in mortgage-backed securities called CMOs. CMOs are issued in separate classes with different stated maturities. As the mortgage pool experiences prepayments, the pool pays off investors in classes with shorter maturities first. By investing in CMOs, the fund may manage the prepayment risk of mortgage-backed securities. However, prepayments may cause the actual maturity of a CMO to be substantially shorter than its stated maturity.
Residual Interests
The fund may make substantial investments in unsecured equity tranches and equivalent junior subordinate securities of structured finance vehicles. Such residuals will represent subordinated interests in the relevant structured finance vehicle only and are not secured by any assets of such structured finance vehicle. Residuals will be subordinated to all other securities of the structured finance vehicle and all other amounts due under the priority of payments set forth in the operative documents of such structured finance vehicle. As such, the greatest risk of loss relating to defaults in the collateral or asset portfolio of the structured finance vehicle is borne by the residuals. The fund, therefore, as holder of the residuals, will rank behind all of the creditors, whether secured or unsecured and known or unknown, of the structured finance vehicle.
The investment in residuals will expose the fund to the highly leveraged investments in the collateral securing the other obligations of, and securities issued by, the structured finance vehicle. Therefore, the market value of these investments would be anticipated to be significantly affected by, among other things, changes in the market value of the assets, changes in the distribution on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and the availability, prices and interest rate of assets. Due to the leverage inherent in structured finance vehicle structures, changes in the value of the residuals could be greater than the changes in the values of the underlying collateral, the assets constituting which are subject to, among other things, credit and liquidity risk.

Accordingly, “equity” or subordinated interests and note classes may not be paid in full and may be subject to total loss. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on each such class of changes in the value of assets, changes in the distribution on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and availability, price and interest rates of assets. Investors must consider with particular care the risks of leverage in residuals because, although the use of leverage creates an opportunity for substantial returns for the fund on the residuals, it increases substantially the likelihood that the fund could lose its entire investment in residuals if the pool of underlying collateral held by the relevant structured finance vehicle is adversely affected by market developments.
Investing in more senior securities issued by structured finance vehicles will involve similar risks, although the exposure of the fund to such risks will be in the context of a more senior position.
Risks Related to Significant Risk Transfer Assets
Credit Linked Notes Risk
The fund may invest in credit linked notes, which are securities that are collateralized by one or more designated securities that are referred to as “reference securities.” Through the purchase of a credit linked note, the buyer assumes the risk of default or, in some cases, other declines in credit quality of the reference securities. The buyer also takes on exposure to the issuer of the credit linked note in the full amount of the purchase price of the credit linked note. The issuer of a credit linked note normally will have hedged its risk on the reference securities without acquiring any additional credit exposure. A fund that invests in credit linked notes has the right to receive periodic interest payments from the issuer of the credit linked note at an agreed upon interest rate, and, if there has been no default or, if applicable, other declines in credit quality, a return of principal at the maturity date.
Credit linked notes typically are privately negotiated transactions between two or more parties. The fund bears the risk that if the issuer of the credit linked notes defaults or becomes bankrupt, the fund will lose the principal amount it invested and the periodic interest payments expected to be received for the duration of its investment in the credit linked notes.
The market for credit linked notes may be, or may suddenly become, illiquid. The other parties to these transactions may be the only investors with sufficient understanding of the derivative to be interested in bidding for it. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for credit linked notes. In certain cases, a market price for a credit linked note may not be available.
Credit Default Swaps Risk
The fund may invest in credit default swap transactions for investment purposes. The “buyer” in a credit default contract is obligated to pay the “seller” a periodic stream of payments over the term of the contract, provided that no event of default on an underlying reference obligation has occurred. If an event of default occurs, the seller must pay the buyer the full notional value, or “par value,” of the reference obligation through either physical settlement or cash settlement. The fund may be either the buyer or seller in a credit default swap transaction. If the fund is a buyer and no event of default occurs, the fund will have made a series of periodic payments and recover nothing of monetary value. However, if an event of default occurs, the fund (if the buyer) will receive the full notional value of the reference obligation either through a cash payment in exchange for the asset or a cash payment in addition to owning the reference assets. As a seller, the fund receives a fixed rate of income throughout the term of the contract, which typically is between six months and five years, provided that there is no event of default. The fund currently intends to segregate assets on the fund’s records in the form of cash, cash equivalents or liquid securities in an amount equal to the notional value of the credit default swaps of which it is the seller. If such assets are not fully segregated by the fund, the use of credit default swap transactions could then be considered leverage. Credit default swap transactions involve greater risks than if the fund had invested in the reference obligation directly.
Risks Related to Specialty Finance
Litigation Finance
The fund may extend a loan to a law firm secured by future fee proceeds from some or all of such firm’s portfolio of litigation matters, or it may advance funds to a party in a lawsuit or their counsel in return for a share of litigation proceeds or other financial reward if the party is successful. Where a loan is secured by litigation proceeds, or where the recipient of financing is not obligated to make any payment unless and until litigation proceeds are actually received by the litigant or their counsel, the fund could suffer a complete loss of the capital invested if the matter fails to be resolved in the recipient’s favor. Other risks the fund may face in connection with these financing activities include, without limitation: (i) losses from terminated or rejected settlements; (ii) predictive evaluations of the strength of cases, claims or settlements may turn out to be inaccurate; (iii) losses as a result of inability to collect, or timing uncertainty relating to collection on, judgments or awards; (iv) lack of control over decisions of lawyers acting pursuant to their professional duties in connection with formulating and implementing litigation strategies or otherwise; (v) expenses and uncertainties involving reliance on outside counsel and experts; (vi) changes in law, regulations or professional standards on such financing activities; (vii) poor case selection and case outcomes; (viii) timing or delays inherent to litigation; (ix) changes in counsel; (x) costs of litigation; (xi) inability of a defendant to pay a judgement or settlement; (xii) general competition and industry-related risks; (xiii) conflicts of interest; and (xiv) issues associated with the treatment of these types of investments for tax purposes.

Risks Related to Transportation Investments
The Fund’s Aviation Investment Strategy Depends on the Continual Leasing and Remarketing of Aircrafts and Aircraft Engines
The fund’s ability to lease and remarket its aircrafts or aircraft engines will depend on general market and competitive conditions at the time the initial leases are entered into and expire. If the fund is not able to lease or remarket an aircraft or aircraft engine or to do so on favorable terms, it may be required to attempt to sell the aircraft or aircraft engine to provide funds for debt service obligations or other expenses. The fund’s ability to lease, remarket or sell the aircraft or aircraft engine on favorable terms or without significant off-lease time and costs could be negatively affected by depressed conditions in the commercial aviation industry, airline bankruptcies, the effects of terrorism, war, natural disasters and/or epidemic diseases on airline passenger traffic trends, declines in the values of aircrafts and aircraft engines, and various other general market and competitive conditions and factors which are outside of the fund’s control. If the fund is unable to lease and remarket its aircraft or aircraft engine on favorable terms, the fund may incur substantial losses.
The Fund Could Incur Significant Costs Resulting from Aviation Lease Defaults
If the fund is required to repossess an aircraft or aircraft engine after a lessee default, it may incur significant costs. Those costs likely would include legal and other expenses associated with court or other governmental proceedings, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during any such proceedings the relevant aircraft or aircraft engine would likely not be generating revenue. The fund could also incur substantial maintenance, refurbishment or repair costs if a defaulting lessee fails to pay such costs and where such maintenance, refurbishment or repairs are necessary to put the aircraft or aircraft engine in suitable condition for remarketing or sale. The fund may also incur storage costs associated with any aircraft or aircraft engine that the fund repossesses and is unable to place immediately with another lessee.
It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft or aircraft engine to obtain clear possession and to remarket the aircraft or aircraft engine effectively, including, in some cases, liens that the lessor might have incurred in connection with the operation of its other aircrafts or aircraft engines. The fund could also incur other costs in connection with the physical possession of the aircraft or aircraft engine.
The fund may suffer other negative consequences as a result of a lessee default, the related termination of the lease and the repossession of the related aircraft or aircraft engine. It is likely that its rights upon a lessee default will vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft or aircraft engine and/or consents for deregistration or export of the aircraft or aircraft engine. It is expected that when a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft or aircraft engine without paying lease rentals or performing all or some of the obligations under the relevant lease.
If the fund repossesses an aircraft or aircraft engine, the fund may not necessarily be able to export or deregister and profitably redeploy the aircraft or aircraft engine. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft or aircraft engine is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. The fund may also incur significant costs in retrieving or recreating records required for registration of the aircraft or aircraft engine, and in obtaining the Certificate of Airworthiness for an aircraft or aircraft engine. If, upon a lessee default, the fund incurs significant costs in connection with repossessing its aircraft or aircraft engine, is delayed in repossessing its aircraft or aircraft engine or is unable to obtain possession of its aircraft or aircraft engine as a result of lessee defaults, the fund may incur substantial losses.
The Fund May Experience Abnormally High Maintenance or Obsolescence Issues with Its Aircraft or Aircraft Engine
Aircrafts and aircraft engines are long-lived assets, requiring long lead times to develop and manufacture, with particular types and models becoming obsolete or less in demand over time when newer, more advanced aircrafts or aircraft engines are manufactured. The fund’s aircrafts and aircraft engines have exposure to obsolescence, particularly if unanticipated events occur which shorten the life cycle of such aircraft or aircraft engine types. These events include but are not limited to government regulation, technological innovations or changes in airline customers’ preferences. These events may shorten the life cycle for aircraft or aircraft engine types in the fund’s fleet and, accordingly, may negatively impact lease rates or result in losses.
Further, variable expenses like fuel, crew or aging aircraft or aircraft engine corrosion control or modification programs and airworthiness directives could make the operation of older aircraft more costly to the fund’s lessees and may result in increased lessee defaults. The fund may also incur some of these increased maintenance expenses and regulatory costs upon acquisition or remarketing of its aircraft or aircraft engine. Any of these expenses or costs may cause the fund to incur substantial losses.

The Value of the Aircrafts or Aircraft Engines the Fund Will Acquire and the Market Rates for Leases Could Decline
Aircraft or aircraft engine values and market rates for leases have from time to time experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger demand, increases in fuel costs, government regulation and increases in interest rates. Operating leases place the risk of realization of residual values on aircraft or aircraft engine lessors because only a portion of the equipment’s value is covered by contractual cash flows at lease inception. In addition to factors linked to the commercial aviation industry generally, many other factors may affect the value of the aircraft or aircraft engine that the fund acquires and market rates for leases, including:

•	the particular maintenance, operating history and documentary records of the aircraft or aircraft engine;

•	the number of operators using that type of aircraft or aircraft engine;

•	aircraft or aircraft engine age;

•	the regulatory authority under which the aircraft or aircraft engine is operated;

•	any renegotiation of an existing lease on less favorable terms;

•	the negotiability of clear title free from mechanics’ liens and encumbrances;

•	any regulatory and legal requirements that must be satisfied before the aircraft or aircraft engine can be purchased, sold or re-leased;

•	compatibility of aircraft or aircraft engine configurations or specifications with other aircrafts or aircraft engines owned by operators of that type;

•	comparative value based on newly manufactured competitive aircrafts or aircraft engines; and

•	the availability of spare parts.
Any decrease in the value of aircrafts or aircraft engines that the fund acquires and market rates for leases, which may result from the above factors or other unanticipated factors, could cause the fund to incur substantial losses.
Liability Risk as Lessor
Section 44112 of Title 49 of the United States Code (“
Section 44112
”) provides that lessors of aircrafts or aircraft engines generally will not be liable for any personal injury or death, or damage to or loss of property (collectively, for purposes of this section, “
Losses
”);
provided
that such lessor is not in actual possession or control of the equipment at the time of such Loss. Under common law, the owner of an aircraft or aircraft engine may be held liable for injuries or damage to passengers or property, and such damage awards can be substantial. Because certain case law interpreting Section 44112 provides that lessors of aircrafts or aircraft engines may be liable for Losses, there can be no assurance that the provisions of Section 44112 would fully protect the lessor and the fund from all liabilities in connection with any Losses that may be caused by any aircraft or aircraft engine it owns. Therefore, each lessee typically will be required to indemnify the fund for, or insure the fund against, such claims by third parties. Nonetheless, in the event that Section 44112 does not apply in a particular action, there is the possibility that the lessee might not have the financial resources or insurance to fulfill its indemnity obligations. It should be noted, however, that this description is limited to U.S. law, and to the extent that the law in foreign jurisdictions is applicable (
e.g.
, in a jurisdiction where an accident occurs), different rules may apply. For example, certain foreign jurisdictions may impose strict liability upon an owner of an aircraft or an aircraft engine. Such liability may apply with respect to claims of passengers, employees or third parties for death, injury and/or damages to public or private property (including consequences of terrorist attacks) or environmental damages. Operators and airlines may be unable or unwilling to indemnify the fund, resulting in losses to the fund.
Risks of Aircraft or Aircraft Engine Lease Receivables, Enhanced Equipment Trust Certificates, Aircraft Engine Mortgages and other Aviation-Related Asset-Backed Securities that Seek to Monetize Leases or Mortgages
The fund may invest in airline/aircraft or aircraft engine assets, which may include aircraft or aircraft engine lease receivables (“
ALRs
”). ALRs are asset-backed securities that are generally structured as pass-through trusts. The aircraft or aircraft engine is sold to the trust which leases it to the airline companies. Unlike receivables backed by loans or interest rates, however, ALRs may entail a higher risk because of the nature of the underlying assets, which are expensive to maintain and operate and are difficult to sell. Moreover, aircrafts and aircraft engines are subject to many laws in different jurisdictions, and the repossession of the aircraft or aircraft engine from lessees may be difficult and costly.

In addition, the fund may invest in enhanced equipment trust certificates (“
EETCs
”). Although any entity may issue EETCs, to date, U.S. airlines are the primary issuers. An airline EETC is an obligation secured by the aircrafts or aircraft engines as collateral. EETCs may be less liquid than other investments.
Furthermore, the fund may invest in aviation-related asset-backed securities that seek to monetize leases or mortgages. Aircraft and aircraft engine mortgage monetization notes and aircraft and aircraft engine lease monetization notes are asset-backed securities that represent interests in pools of aircraft and aircraft engine mortgages or operating leases, respectively, on various aircraft and aircraft engine types of airlines located throughout the world. Holders of such securities bear various risks, including, among other things, lease rates and residual values, increased fuel costs, credit, technological, legal, regulatory, terrorism and geopolitical risks. Uncertainty and instability in certain countries in which airlines are located could have a material adverse effect on such securities as well. Additionally, with respect to lease monetization notes, portfolio management and the remarketing and re-leasing of aircrafts and aircraft engines upon lease expiration or default is typically the responsibility of a designated servicer. No assurance can be given that the aircraft or aircraft engine will be re-leased after the expiration of the initial term, or if re-leased, on the same terms or on more favorable terms. Further, the value of aircraft or aircraft engine mortgage monetization notes and aircraft and aircraft engine lease monetization notes are affected by changes in the market’s perception of the asset backing the security and the creditworthiness of the servicing agent for the collateral pool, the originator of the financial obligations or the financial institution providing any credit enhancement, as well as by the expiration or removal of any credit enhancement. Finally, aircrafts and aircraft engines are subject to many laws in different jurisdictions, and the repossession of aircrafts and aircraft engines from lessees or borrowers may be difficult and costly.
Investments by the fund in single aircraft or aircraft engine mortgages on the secondary market will be subject to similar risks as investments in aircraft and aircraft engine mortgage monetization notes. However, such investments may not have the benefit of diversification across a wider range of aircraft and aircraft engine assets and airlines or credit enhancement as may be the case with aircraft and aircraft engine mortgage monetization notes.
Airline Regulation
The airline industry is subject to regulation in the United States by, among others, the U.S. Department of Transportation and the U.S. Federal Aviation Administration (“FAA”) and outside the U.S. by additional agencies.
Failure to Obtain Certain Required Licenses and Approvals
Airlines are subject to extensive regulation under the laws of the jurisdictions in which they are registered and in which they operate. As a result, the fund expects that certain aspects of its leases will require licenses, consents or approvals, including consents from governmental or regulatory authorities for certain payments under its leases and for the import, export or deregistration of the aircraft or aircraft engine. Subsequent changes in applicable law or administrative practice may increase such requirements and governmental consent, once given, could be withdrawn. Furthermore, consents needed in connection with the future remarketing or sale of an aircraft or aircraft engine may not be forthcoming. Any of these events could negatively affect the fund’s ability to remarket or sell aircrafts or aircraft engines which may cause the fund to incur substantial losses.
Effects of the Aviation Security Act
The U.S. Aviation and Transportation Security Act (the “
Aviation Security Act
”), among other things, subjects substantially all aspects of U.S. civil aviation security to federal oversight and mandates enhanced security measures, including: (i) improved flight deck security; (ii) deployment of federal air marshals on flights; (iii) improved security of airport perimeter access; (iv) airline crew security training; (v) augmented security screening of passengers, baggage, cargo, mail, employees and vendors; (vi) improved training and qualifications of security screening personnel; (vii) additional provision of passenger data to U.S. Customs and Border Protection; and (viii) more detailed background checks on passengers and airline and airport personnel. The implementation of the requirement that all checked baggage be screened by explosives detection systems has resulted, and may continue to result, in significant equipment acquisitions by the government and changes to baggage processing facilities and procedures. The changes mandated by the Aviation Security Act have increased costs for airlines providing service in the U.S., and have resulted in delays and disruptions to air travel, which have adversely affected, and may to continue to adversely affect, the aviation industry in general. It is expected that the Aviation Security Act will continue to impose additional costs on the airlines and may adversely impact the performance of the fund.
Effect of Airworthiness Directives and Operating Restrictions
The maintenance and operation of aircraft and aircraft engines are strictly regulated by the FAA in the U.S. and similar governmental authorities in foreign jurisdictions. These rules and regulations govern such matters as certification, registration, inspection, operation and maintenance procedures, personnel certification and record keeping. Periodically, the FAA issues airworthiness directives requiring changes to aircraft or aircraft engine maintenance programs and procedures. Such airworthiness directives are issued from time to time with respect to aircraft and aircraft engines to ensure that they remain airworthy and safe. Future regulatory changes may also increase the cost of operating and/or maintaining aircraft and aircraft engines, which may adversely affect their residual value and the profitability of the fund, as can the failure of a lessee to comply with the maintenance provisions as set forth in its lease. The cost of compliance with such requirements may be significant.

Environmental Regulations May Negatively Affect the Airline Industry
Governmental regulations regarding aircraft and aircraft engine noise and emissions levels apply based on where the relevant aircraft or aircraft engine is registered and operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircrafts and aircraft engines to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization (the “
ICAO
”), have specific standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations would not require any phase-out of aircrafts or aircraft engines that qualified with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union has established a framework for the imposition of operating limitations on aircrafts and aircraft engines that do not comply with the new standards and has incorporated aviation-related emissions into the European Union’s Emission Trading Scheme beginning in 2013. These regulations could limit the economic life of the aircraft and aircraft engines, reduce their value, limit the fund’s ability to lease or sell the non-compliant aircraft and aircraft engines or, if engine modifications are permitted, require the fund to make significant additional investments in the aircraft and aircraft engines to make them compliant.
In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. These limits generally apply only to engines manufactured after 1999. Because aircraft engines are replaced from time to time in the normal course, it is likely that the number of such engines would increase over time. The ICAO is developing a global scheme based on market-based measures to limit CO2 emissions from international aviation to be implementing by 2020. Concerns over global warming could result in more stringent limitations on the operation of aircraft powered by older, noncompliant engines, as well as newer engines.
European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft and aircraft engine productivity. The European Union’s Emissions Trading Scheme requires that all of the emissions associated with international flights that land or take off within the European Union are subject to the trading program, even those emissions that are emitted outside of the European Union. The United Kingdom doubled its air passenger duties, in recognition of the environmental costs of air travel and similar measures may be implemented in other jurisdictions as a result of environmental concerns.
These regulations could limit the economic life of the aircraft and aircraft engines, reduce their value, limit the fund’s ability to lease or sell the compliance aircraft and aircraft engines or, if engine modifications are permitted, require the fund to make significant additional investments in the aircraft and aircraft engines to make them compliant, which could cause the fund to incur substantial losses. Further, compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause lessees to incur higher costs and to generate lower net revenues, resulting in a negative impact on their financial conditions. Consequently, such compliance may affect lessees’ ability to make rental and other lease payments and reduce the value the fund receives for the aircraft or aircraft engine upon any disposition, which could cause the fund to incur substantial losses.
Cyclical Nature of the Maritime Sector
The maritime sector is cyclical, with volatility in charter rates, profitability and vessel values. Future demand for vessels will be dependent upon continued economic growth in numerous international economies, and will be influenced by seasonal and regional changes in demand and changes in the capacity of the world’s shipping fleets. A decline in demand for commodities or other products transported in ships or an increase in the supply of such vessels could materially adversely affect the fund’s investments. Historically, demand for vessels has generally been influenced by factors including global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, such as port congestion and canal closures, currency exchange rates, armed conflict and terrorist activities including piracy, political developments, and sanctions, embargoes and strikes. Additionally, supply of vessels has generally been influenced by factors including the number of expected new building vessel deliveries, the scrapping rate of older vessels, access to traditional debt to finance the construction of new vessels, changes in environmental or other regulations that may limit the useful life of certain vessels.
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include new building prices, secondhand vessel values in relation to scrap prices, costs of fuel supplies and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of the fund’s control, and the Subadvisor may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Maritime Risks
The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of marine disaster, piracy, environmental accidents, grounding, fire, explosions and collisions, cargo and property losses or damage, business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions and work stoppages or other labor problems with crew members serving on vessels including crew strikes and/or boycotts.
Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to counterparties’ reputation and customer relationships generally.
International Operations Risks
The maritime sector is an inherently risky business involving global operations. A counterparty’s vessels will be at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. All these hazards can result in death or injury to persons, increased costs, loss of revenues, loss or damage to property (including cargo), environmental damage, higher insurance rates, damage to the counterparty’s customer relationships, harm to its reputation as a safe and reliable operator and delay or rerouting. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which could have a material adverse effect on the fund’s financial condition, cash flows and ability to pay distributions.
Maritime Claims
Maritime claimants may seek to arrest a vessel owned or held by a counterparty and used as security for an investment by the fund. Crew members, suppliers of goods and services to a vessel and other parties may be entitled to maritime liens against that vessel for unsatisfied debts, claims or damages, which liens may be senior to the fund’s investment in the capital structure of a counterparty. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel and commencing foreclosure proceedings. The arrest or attachment of one or more of the vessels of a counterparty could result in a significant loss of earnings for the related off-hire period. In addition, in some jurisdictions, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against a counterparty or any of its vessels for liabilities of other vessels that it owns. The arrest or attachment of one or more vessels could have an adverse impact on the performance of the fund.

MANAGEMENT OF THE FUND
The Board of Trustees
The Board has overall responsibility to oversee the business affairs of the fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the fund as are customarily exercised by the board of trustees of a registered investment company organized as a corporation.
The Board oversees the management of the fund, including the services performed by the Advisor under the Advisory Agreement (defined below) and the Subadvisor under the Subadvisory Agreement (defined below). The name and business addresses of the Trustees and officers of the fund and their principal occupations and other affiliations are set forth under “Those Responsible for Management” in the SAI.
The Advisor and the Subadvisor
The fund’s investment adviser is John Hancock Investment Management LLC. The Advisor is an indirect principally owned subsidiary of John Hancock Life Insurance Company (U.S.A.), which in turn is a subsidiary of Manulife Financial Corporation. As of December 31, 2024, the Advisor had total assets under management of approximately $165.2 billion.
The Advisor has engaged CQS (US), LLC as a sub-adviser to the fund. The Subadvisor is a registered investment adviser with the SEC under the Advisers Act and is a Delaware limited liability company. The Subadvisor is also an indirect principally owned subsidiary of Manulife Financial Corporation. The Subadvisor handles the fund’s portfolio management activities, subject to oversight by the Advisor.
CQS is a global credit manager with $2,688 million in assets under management as of December 31, 2024. The Subadvisor is located at 152 West 57th Street, 40th Floor, New York, NY 10019.
The basis for the Board’s approval of the advisory fees, and of the Advisory Agreement overall, including the Subadvisory Agreement, is discussed in the fund’s first Form N-CSR filing for the period ended October 31, 2024.
Portfolio Management Information
The following individuals are jointly and primarily responsible for the day-to-day management of the fund’s portfolio.

Craig Scordellis Co-CIO Manulife | CQS Investment Management Joined CQS (UK) LLP in 2008 Began business career in 2000 Managed the fund since inception	Jim Fitzpatrick CIO North America and Head of Global Loans Joined CQS (US), LLC in 2015 Began business career in 2004 Managed the fund since inception
Included in the SAI is information regarding the individuals listed above, including the structure and method by which they are compensated, other accounts they manage, and their ownership of Shares in the fund.
Advisory Agreement
Pursuant to the Advisory Agreement, the Advisor is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the fund. The Advisory Agreement was initially approved by the fund’s full Board and by the Independent Trustees at a meeting held on April 17, 2024, and is also approved by the initial Shareholder of the fund. The Advisory Agreement is terminable without penalty, on 60 days’ prior written notice by the Board, by vote of a majority of the outstanding Shares of the fund, or by the Advisor. The Advisory Agreement has an initial term that expires two years after the fund has commenced investment operations. Thereafter, the Advisory Agreement will continue in effect from year to year if its continuance is approved annually by either the Board or the vote of a majority of the outstanding Shares of the fund, respectively, provided that, in either event, the continuance also is approved by a majority of the Independent Trustees by vote cast at a meeting called for the purpose of voting on such approval. The Advisory Agreement also provides that it will terminate automatically in the event of its “assignment” (as defined in the 1940 Act).
The Advisor shall be entitled to receive from the fund as compensation for its services a Management Fee.

The fund will pay to the Advisor, as full compensation for all services provided under the Advisory Agreement with respect to the fund, a Management Fee accrued daily and paid at the end of each month at an annual rate as follows:

First $250 Million of Net Assets	Next $500 Million of Net Assets	Excess over $750 Million of Net Assets
1.25%	1.20%	1.175%
The Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the fund, the Advisor and any trustee, officer, member or employee thereof, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the fund, for any error of judgment, for any mistake of law or for any act or omission by such person in connection with the performance of services under the Advisory Agreement. The Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the fund of the Advisor, or any Trustee, member, officer or employee thereof, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which such person may be liable which arises in connection with the performance of services to the fund, as the case may be, provided that the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the fund.
The Subadvisory Agreement
The Advisor entered into a Subadvisory Agreement dated May 21, 2024, with the Subadvisor (the “Subadvisory Agreement”). Under the terms of the Subadvisory Agreement, the Subadvisor is responsible for managing the investment and reinvestment of the assets of the fund, subject to the supervision and control of the Board and the Advisor. For services rendered by the Subadvisor under the Subadvisory Agreement, the Advisor (and not the fund) pays the Subadvisor a fee.
The basis for the Board of Trustees’ approval of the advisory fees, and of the Advisory Agreement overall, including the Subadvisory Agreement, is discussed in the fund’s first Form N-CSR filing for the period ended October 31, 2024.
Service Agreement
Pursuant to the Service Agreement, the Advisor is responsible for providing, at the expense of the fund, certain financial, accounting and administrative services such as legal services, tax, accounting, valuation, financial reporting and performance, compliance and service oversight. Pursuant to the Service Agreement, the Advisor shall determine, subject to Board approval, the expenses to be reimbursed by the fund, including an overhead allocation. The payments under the Service Agreement are not intended to provide a profit to the Advisor. Instead, the Advisor provides the services under the Service Agreement because it also provides advisory services under the Advisory Agreement. The reimbursement shall be paid monthly in arrears by the fund.
Distribution and Service Fee
In connection with Class A Shares of the fund, the fund will pay the Distributor or a designee a Distribution and Service fee equal to 0.25% per annum of the aggregate value of the fund’s Class A Shares outstanding and in connection with Class U Shares of the fund, the fund will pay the Distributor or a designee a Distribution and Service fee equal to 0.75% per annum of the aggregate value of the fund’s Class U Shares outstanding, determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) (typically 4:00 p.m., Eastern time, on each business day that the NYSE is open) (or more frequently as needed) (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Distribution and Service Fee will be payable monthly. The Distributor or designee may transfer or re-allow a portion of the Distribution and Service Fee to certain intermediaries. The Advisor also may pay a fee out of its own resources to intermediaries.
Pursuant to the conditions of the exemptive order issued by the SEC allowing the fund to issue multiple classes of Shares, the Distribution and Service Fee will be paid pursuant to a plan adopted by the fund in compliance with the provisions of Rule 12b-1 under the 1940 Act (the “Class Plan”). The Distribution and Service Fee serves as a vehicle for the fund to pay the Distributor for payments it makes to intermediaries. The Distributor may pay all or a portion of the Distribution and Service Fee it receives to intermediaries. However, the portion of the 0.25% fee under the Class A Plan designated for regulatory purposes as service fees, for the provision of personal investor services as defined under applicable rules, will be deemed not to exceed 0.25% of the fund’s net assets attributable to Class A Shares.

A portion of the Distribution and Services Fee may be paid for ongoing investor servicing. The types of investor services provided include, but are not limited to: advising Shareholders of the net asset value of their Shares; advising Shareholders with respect to making repurchases of Shares; providing information to Shareholders regarding general market conditions; providing Shareholders with copies of the fund’s Prospectus (if requested), annual and interim reports, proxy solicitation materials, repurchase offer materials, privacy policies, and any other materials required under applicable law; handling inquiries from Shareholders regarding the fund, including but not limited to questions concerning their investments in the fund, Shareholder account balances, and reports and tax information provided by the fund; assisting in the enhancement of relations and communications between such Shareholders and the fund; assisting in the establishment and maintenance of such Shareholders’ accounts with the fund; assisting in the maintenance of fund records containing Shareholder information, such as changes of address; providing such other information and liaison services as the fund may reasonably request; and other matters as they arise from time to time.
These arrangements may result in receipt by broker-dealers and their personnel (who themselves may receive all or a substantial part of the relevant payments) or registered investment advisers of compensation in excess of that which otherwise would have been paid in connection with servicing shareholders of a different investment fund. A prospective investor with questions regarding these arrangements may obtain additional detail by contacting the intermediary directly. Prospective investors also should be aware that these payments could create incentives on the part of an intermediary to view the fund more favorably relative to investment funds not making payments of this nature or making smaller payments. Such payments may be different for different intermediaries. The Advisor may pay from its own resources additional compensation to intermediaries in connection with sale of Shares or servicing of Shareholders.
Intermediaries may in addition charge a fee directly to investors for their services in conjunction with an investment in the fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the fund but will neither constitute an investment made by the investor in the fund nor form part of the assets of the fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the fund. Shareholders should direct any questions regarding such fees to the relevant intermediary.

DISTRIBUTIONS
The fund intends to make monthly distributions of net investment income, after payment of interest on outstanding borrowings, if any. The fund will distribute annually any net short-term capital gain and any net capital gain (which is the excess of net long-term capital gain over short-term capital loss). Distributions to Shareholders cannot be assured, and the amount of each monthly distribution is likely to vary. It is possible, although not intended, that distributions could exceed net investment income and net short-term and long-term capital gain, resulting in a return of capital.
FEDERAL INCOME TAX MATTERS
The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships, Shareholders who are not United States persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders should consult their own tax advisors regarding the foreign and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the fund.
In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objective of the fund are consistent with their overall investment plans.
Taxation of the Fund
The fund intends to elect to be treated and to qualify each year as a “regulated investment company” (“RIC”) under Subchapter M of the Code and to comply with applicable distribution requirements so that it generally will not pay U.S. federal income tax on income and capital gains distributed to Shareholders. In order to qualify as a RIC, which qualification the following discussion assumes, the fund must satisfy certain tests regarding the sources of its income and the diversification of its assets. If the fund qualifies as a RIC and, for each taxable year, it distributes to its Shareholders an amount equal to or exceeding the sum of (i) 90% of its “investment company taxable income” as that term is defined in the Code (which includes, among other things, dividends, taxable interest, and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) without regard to the deduction for dividends paid and (ii) 90% of the excess of its gross tax-exempt interest, if any, over certain related expenses, the fund generally will be relieved of U.S. federal income tax on any income of the fund, including “net capital gains” (the excess of net long-term capital gain over net short-term capital loss), distributed to Shareholders. However, if the fund retains any investment company taxable income or net capital gain, it generally will be subject to U.S. federal income tax at regular corporate rates on the amount retained. The fund intends to distribute at least annually all or substantially all of its investment company taxable income, net tax-exempt interest, and net capital gain.
If the fund does not qualify as a RIC for any taxable year, the fund’s taxable income will be subject to corporate income taxes, and all distributions from earnings and profits, including distributions of net capital gain (if any), will be taxable to the Shareholders as ordinary income. Such distributions generally would be eligible (i) to be treated as qualified dividend income (as described below) in the case of individual and other non-corporate Shareholders and (ii) for the dividends received deduction in the case of corporate Shareholders. In addition, in order to requalify for taxation as a regulated investment company, the fund might be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.
Distributions to Shareholders
The fund contemplates declaring as dividends each year all or substantially all of its taxable income. In general, distributions will be taxable to Shareholders for federal, state and local income tax purposes to the extent of the fund’s current and accumulated earnings and profits. Such distributions are taxable whether they are received in cash or reinvested in fund Shares. The fund expects that its dividend distributions will generally be taxable to Shareholders at ordinary income rates. The fund’s distributions of its net capital gain will be taxable to individual Shareholders as long-term capital gain, regardless of the length of time the Shareholders have held their Shares. Distributions by the fund in excess of the fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the Shareholders’ tax bases in their Shares and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

The fund does not currently expect that it will earn significant amounts of qualified dividend income and, therefore, does not anticipate that any significant portion of its distributions to individual Shareholders will qualify for lower tax rates applicable to qualified dividend income. Likewise, the fund does not anticipate that any significant portion of its dividends paid to Shareholders that are corporations will be eligible for the “dividends received” deduction.
Shareholders are generally taxed on any dividends from the fund in the year they are actually distributed. But dividends declared in October, November or December of a year, and paid in January of the following year, will generally be treated for federal income tax purposes as having been paid to Shareholders on the preceding December 31.
If the fund retains any net capital gains for a taxable year, the fund may designate the retained amount as undistributed capital gains in a notice to Shareholders who, if subject to U.S. federal income tax on long-term capital gains, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their proportionate shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the fund on the undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities.
An individual must pay a 3.8% tax on the lesser of (1) the individual’s “net investment income,” which generally includes net gains from the disposition of investment property, or (2) the excess of the individual’s “modified adjusted gross income” over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers). This tax is in addition to any other taxes due on that income. A similar tax applies to estates and trusts. Shareholders should consult their own tax advisors regarding the effect, if any, this provision may have on their investments.
An investor should be aware that, if shares are purchased shortly before the record date for any taxable distribution (including a capital gain distribution), the purchase price likely will reflect the value of the distribution and the investor then would receive a taxable distribution that is likely to reduce the trading value of such Shares, in effect resulting in a taxable return of some of the purchase price.
An investor should also be aware that the benefits of the reduced tax rate applicable to long-term capital gains and qualified dividend income may be impacted by the application of the alternative minimum tax to individual Shareholders.
Shareholders who are not citizens or residents of the United States generally will be subject to a 30% U.S. federal withholding tax, or U.S. federal withholding tax at such lower rate as prescribed by applicable treaty, on dividends paid by the fund. Capital gain distributions, if any, are not subject to the 30% withholding tax. Exemptions from this withholding tax are also provided for dividends properly designated as interest related dividends or as short-term capital gain dividends paid by the fund with respect to its qualified net interest income or qualified short-term gain. Under legislation known as FATCA, a 30% U.S. withholding tax may apply to any U.S.-source “withholdable payments” made to a foreign entity unless the foreign entity enters into an agreement with either the Internal Revenue Service or a governmental authority in its own country, as applicable, to collect and provide substantial information regarding the entity’s owners, including “specified United States persons” and “United States owned foreign entities,” or otherwise demonstrates compliance with or exemption from FATCA. The term “withholdable payment” includes any payment of interest (even if the interest is otherwise exempt from the withholding rules described above) or dividends, in each case with respect to any U.S. investment. The withholding tax regime went into effect on July 1, 2014 with respect to U.S.-source income. Proposed regulations (having current effect) eliminate the application of the withholding tax that was scheduled to begin in 2019 with respect to U.S.-source investment sale proceeds. Foreign investors should consult their own tax advisers regarding the impact of FATCA on their investment in the fund.
The fund will inform its Shareholders of the source and status of each distribution made in a given calendar year after the close of such calendar year.
Gain from Repurchases of Shares
The sale of Shares pursuant to a repurchase offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Code Section 302(b), a sale of Shares pursuant to a repurchase offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the fund for the Shares purchased in the repurchase offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable share of the fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable share of the fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the fund has been increased by such tender.
Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser. Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under FATCA unless they have provided the fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.
The fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the fund that are treated as made in exchange for tendered Shares only if it furnishes to the fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.
Additionally, any loss realized on a disposition of Shares of the fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.
UBTI
Under current law, the fund generally serves to “block” (that is, prevent the attribution to Shareholders of) UBTI from being realized by tax-exempt Shareholders. Notwithstanding this “blocking” effect, a tax-exempt Shareholder of the fund could realize UBTI by virtue of its investment in the fund if Shares in the fund constitute debt-financed property in the hands of the tax-exempt Shareholder within the meaning of Code Section 514(b). A tax-exempt Shareholder also may recognize UBTI if the fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or equity interests in taxable mortgage pools.
Certain Withholding Taxes
The fund may be subject to foreign withholding taxes on income or gains attributable to Asset-Based Lending Assets located in foreign countries. U.S. investors in the fund will not be entitled to a foreign tax credit with respect to any of those taxes.
State and Local Taxes
In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the fund. Shareholders are generally taxable in their state of residence on dividend and capital gain distributions they receive from the fund. The fund may become subject to taxes in states and localities if it is deemed to conduct business in those jurisdictions.

Information Reporting and Backup Withholding
After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the fund during the year. The fund (or its administrative agent) is required to report to the Internal Revenue Service and furnish to Shareholders the cost basis information and holding period for the fund’s Shares that are repurchased by the fund. The fund will permit Shareholders to elect from among several permitted cost basis methods. Unless a Shareholder contacts the fund to make an election, the fund will use a default cost basis method. The cost basis method a Shareholder elects may not be changed with respect to a repurchase of Shares after the settlement date of the repurchase. Shareholders should consult with their tax advisors to determine the best permitted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.
Information returns generally will be filed with the Internal Revenue Service in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. If Shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments (at the current rate of 24%) if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to Shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle Shareholders to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
Other Taxes
The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the fund’s operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the fund. All investors are urged to consult with their own tax advisers regarding any proposed investment in the fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible taxes that may be imposed by various jurisdictions. The fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required.
Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the fund.
DIVIDEND REINVESTMENT PLAN
Pursuant to the Dividend Reinvestment Plan (“DRP”) established by the fund, each Shareholder will automatically be a participant under the DRP and have all income distributions, whether dividend distributions or capital gains distributions, automatically reinvested in additional Shares. Election not to participate in the DRP and to receive all income distributions, whether dividend distributions or capital gains distributions, in cash may be made by notice to a Shareholder’s intermediary (who should be directed to inform the fund). A Shareholder is free to change this election at any time. A Shareholder whose Shares are registered in the name of a nominee (such as an intermediary) must contact the nominee regarding its status under the DRP, including whether such nominee will participate on such Shareholder’s behalf as such nominee will be required to make any such election.
Generally, for U.S. federal income tax purposes, Shareholders receiving Shares under the DRP will be treated as having received a distribution equal to amount payable to them in cash as a distribution had the Shareholder not participated in the DRP.
The fund may terminate the DRP at any time upon written notice to the participants in the DRP. The fund may amend the DRP at any time upon 30 days’ written notice to the participants. Any expenses of the DRP will be borne by the fund.
A Shareholder holding Shares that participate in the DRP in a brokerage account may not be able to transfer the Shares to another broker and continue to participate in the DRP. For further information on the DRP contact the fund at 800-225-6020.
PURCHASE TERMS
The fund offers three separate classes of Shares designated as Class I Shares, Class A Shares, and Class U Shares.
Class I Shares are generally only available for purchase (1) through fee-based programs, also known as wrap accounts, that provide investor’s access to Class I Shares, (2) by pension funds and other institutional investors, (3) by endowments, foundations, donor advised funds, and other charitable entities, (4) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (5) by U.S. and foreign fund of funds and feeder funds, (6) through registered investment advisers, (7) by the Advisor’s employees, officers and directors and their immediate family members, and joint venture partners, consultants and other service providers, (8) by the Trustees, or (9) other categories of investors that are named in an amendment or supplement to this Prospectus.

Class U Shares are generally only available for purchase (1) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class U Shares, (2) through transaction/brokerage platforms at participating broker-dealers, (3) through registered investment advisers transacting via a clearing broker-dealer, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (5) other categories of investors that are named in an amendment or supplement to this Prospectus.
Class A Shares are available through brokerage and transaction-based accounts.
In certain cases, where a holder of Class A Shares or Class U Shares exits a relationship with a participating broker-dealer for the fund and does not enter into a new relationship with a participating broker-dealer for the fund, such holder’s Shares may be exchanged into an equivalent NAV amount of Class I Shares. Before making investment decisions, investors should consult with a financial professional or broker-dealer regarding their account type.
The fund is open for business when the NYSE is open, typically, 9:30 A.M. to 4:00 P.M. Eastern time, Monday through Friday. Shares will generally be offered on a daily basis (the “Purchase Date”) based on the fund’s NAV per Share as of the close of business on the business day immediately preceding the Purchase Date. A completed application in good order must be received by the fund’s Transfer Agent. The fund or the Transfer Agent may also request additional documentation from the investor in order to verify the identity of the investors as required under various laws including the USA Patriot Act of 2001 (“Investor Verification”).
Execution of Requests. The fund is open for business when the NYSE is open, typically, 9:30 A.M. to 4:00 P.M. Eastern time, Monday through Friday. A purchase order received in “good order” (as defined below) by the fund prior to the close of regular trading on the NYSE, on a day the fund is open for business, will be effected at that day’s NAV. An order received in good order after the fund close will generally be effected at the NAV determined on the next business day. In case of emergency or disruption resulting in the NYSE not opening for trading or the NYSE closing at a time other than the regularly scheduled close, the time until which orders are accepted may vary to the extent permitted by the SEC and applicable regulations. This may result in the fund closing for business prior to the time at which the fund’s NAV is determined. In this case, orders submitted after the fund closing may receive the NAV determined on the next business day.
“Good order” generally means that the purchase request include: (1) the name of the fund; (2) the class of Shares to be purchased; (3) the dollar amount of Shares to be purchased; (4) the properly completed account application or investment form, along with any required account verification documentation; and (5) a wire transfer received by the fund. In addition, for the purchase request to be considered in good order, the investor must satisfy any eligibility criteria and minimum investment requirements applicable to the fund and class of Shares for purchase.
The Board may discontinue accepting purchases on a daily basis at any time. Although the fund may accept, in its sole discretion, a purchase prior to receipt of cleared funds, an investor may not become a Shareholder until cleared funds have been received. The fund reserves the right to reject any purchase of Shares and the Advisor may, in its sole discretion, suspend the offer of Shares at any time.
All Shares are sold at the most recently calculated net asset value per Share for a particular class as of the date on which the purchase is accepted. The minimum initial investment in the fund by any account is as follows: $250,000 for Class I Shares; and $1,000 for Class A Shares and Class U Shares. The fund may accept investments for a lesser amount under certain circumstances at its sole discretion. Investors that are employees of the Advisor or its affiliates are eligible to invest in Shares and may be subject to lower minimum investments than other investors. Certain selling brokers, dealers or banks and financial advisors may impose higher or lower minimum investment levels or other requirements than those imposed by the fund. Except as otherwise provided, shares of the fund generally may be sold only to U.S. citizens, U.S. residents, and U.S. domestic corporations, partnerships, trusts or estates. For purposes of this policy, U.S. citizens and U.S. residents must reside in the U.S. and U.S. domestic corporations, partnerships, trusts, and estates must have a U.S. address of record.
Except as otherwise permitted by the fund, initial and any additional purchases of Shares of the fund by any Shareholder must be paid by wire. Initial and any additional contributions to the capital of the fund must be made in a single payment.
Although the fund may, in its discretion, accept contributions of securities, the fund does not currently intend to accept contributions of securities. If the fund chooses to accept a contribution of securities, the securities would be valued in the same manner that the fund values its other assets. Because of anti-money laundering concerns, the fund will not accept investments made in cash. For this purpose, cash includes currency (i.e., coin or paper money), cashier’s checks, bank drafts, travelers’ checks, and money orders.
Generally, a sales load of up to 2.50% is charged on purchases of Class A Shares. Class I Shares and Class U are not subject to any sales load. The sales load on Class A may be waived for: (i) certain institutional investors, employees of the Advisor, the Distributor or a financial intermediary and their affiliates, and members of their immediate families; (ii) purchases by investors maintaining a brokerage account with a registered broker-dealer that has entered into an agreement to with the Distributor to offer Class A Shares through a load waived network or platform, which may or may not charge transaction fees; and (iii) such other persons as may be authorized by the Advisor at its sole discretion. The sales load will neither constitute an investment made by the investor in the fund nor form part of the assets of the fund. Shareholders may qualify for a reduced sales load on Class A Shares based on the following breakpoints:

Class A Sales Load As a Percent of Purchase Amount *	Breakpoint
2.50%	Less than $100,000
2.00%	$100,000 to $249,999
0%	$250,000 and over

*	Class A Share investments may be subject to a maximum sales charge of 2.50%. Such sales load will not form part of an investor’s investment in the fund.
Sales Charge Reduction. Shareholders may qualify for a reduced Class A sales charge. More specifically, there are several ways Shareholders can combine purchases of shares of certain other John Hancock continuously offered, closed-end interval funds, which include: (i) the fund; and (ii) John Hancock CQS Asset Backed Securities Fund (collectively, the “Eligible Funds”), to take advantage of the breakpoints in the sales charge schedule. The following ways can be combined in any manner:

•
Rights of Accumulation and combination –When purchasing Shares of the fund, a Shareholder may combine the value of Class A, Class I and Class U shares of any Eligible Fund currently owned by themselves, their spouse or their children under the age of 21 with a new purchase of Class A Shares of the fund in order to reduce the sales charge on the new purchase. The fund will credit the combined value, at the aggregate current maximum offering price, of such existing Class A, Class I and Class U shares of Eligible Funds to determine whether a Shareholder qualifies for a reduced sales charge in its new purchase. The assets held in the following account types are eligible to be combined:

•	his or her own individual or joint account;

•	his or her trust account of which one of the above persons is the grantor or the beneficial owner;

•	a Uniform Gift/Transfer to Minor Account or Coverdell Savings Account (“ESA”) in which one of the above persons is the custodian or the beneficiary;

•	a single participant retirement/benefit plan account as long as it established solely for the benefit of the individual account owner;

•	an IRA, including traditional IRAs. Roth IRAs and SEP IRAs; and

•	his or her sole proprietorship.

•
Letter of Intention – In order to reduce its Class A sales charge, a Shareholder may combine purchases of Class A, Class I and Class U shares of any Eligible Fund the Shareholder intended to make over the next 13 months in determining the applicable sales charge. The 13-month Letter of Intention period commences on the day that the Letter of Intention is received by the fund, and the Shareholder must tell the fund that later purchases are subject to the Letter of Intention. Purchases submitted prior to the date the Letter of Intention is received by the fund are not counted toward the sales charge reduction. Current holdings under Rights of Accumulation may be included in a Letter of Intention in order to reduce the sales charge for purchases during the 13-month period covered by the Letter of Intention. Shares purchased through reinvestment of dividends or distributions are not included. The Letter of Intention is neither a binding obligation on the Shareholder to buy, nor on the fund to sell, any or all of the intended purchase amount.

To utilize any reduction, a Class A Shareholder must tell its broker or financial professional and its financial professional must notify the SS&C GIDS, Inc., the fund’s transfer agent (“SS&C”), at the time such Class A Shareholder purchases the fund’s Class A Shares about any other fund assets held by the Class A Shareholder, such Class A Shareholder’s spouse or such Class A Shareholder’s children under the age of 21. This includes assets held in an IRA, including those held at a broker or financial professional other than the one handling such Class A Shareholder’s current purchase. Additionally, individual purchases by a trustee(s) or other fiduciary(ies) also may be aggregated if the investments are for a single trust estate or for a group retirement plan. Assets held within a group retirement plan may not be combined with any assets held by those same participants outside of the plan.

Financial intermediaries may also impose fees (subject to compliance with applicable FINRA rules), terms and conditions on investor accounts and investments in the fund that are in addition to the fees, terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the fund, the Distributor or any other service provider of the fund. Any terms and conditions imposed by a financial intermediary, or operational limitations applicable to such parties, may affect or limit a Shareholder’s ability to subscribe for Shares, or otherwise transact business with the fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to the financial intermediary.
Important information about opening a new account
To help the government fight the funding of terrorism and money laundering activities, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account.
For individual investors opening an account.
When you open an account, you will be asked for your name, residential address, date of birth, and Social Security number.
For investors other than individuals.
When you open an account, you will be asked for the name of the entity, its principal place of business, and taxpayer identification number (TIN), and you may be requested to provide information on persons with authority or control over the account, including, but not limited to, name, residential address, date of birth, and Social Security number. You may also be asked to provide documents, such as articles of incorporation, trust instruments, or partnership agreements, and other information that will help the transfer agent identify the entity. Please see the account application for more details.
DETERMINATION OF NET ASSET VALUE
The net asset value per Share for each class of Shares of the fund is determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) (typically 4:00 p.m., Eastern time, on each business day that the NYSE is open) (or more frequently as needed) by dividing the value of total assets for the class of Shares minus liabilities for the class of Shares by the total number of Shares outstanding for such class at the date as of which the determination is made. The Class I Shares’ net asset value, plus the Class A Shares’ net asset value, plus the Class U Shares’ net asset value equals the total net asset value of the fund. The Class I Share net asset value, the Class A Share net asset value and the Class U Share net asset value will be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses, the per Share net asset value of the classes will vary over time. A “Business Day” with respect to the fund is each day the New York Stock Exchange and the fund are open.
PERIODIC REPURCHASE OFFERS
The fund is a closed-end “interval fund” and, to provide liquidity and the ability to receive NAV per share on a disposition of at least a portion of your Shares, makes periodic offers to repurchase Shares. No Shareholder will have the right to require the fund to repurchase its Shares, except as permitted by the fund’s interval structure. No public market for the Shares exists, and none is expected to develop in the future. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the fund, and then on a quarterly basis.
The fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without Shareholder approval, requiring the fund to offer to repurchase at least 5% and not more than 25% of its Shares at NAV per share on a regular quarterly schedule. The schedule requires the fund to make repurchase offers every three months.
Repurchase Dates
The fund will make quarterly repurchase offers every three months. As discussed below, the date on which the repurchase price for Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).
Repurchase Request Deadline
The Repurchase Request Deadline is the latest date on which Shareholders wishing to tender Shares for repurchase in response to a repurchase offer can tender their Shares. When a repurchase offer commences, the fund will send written notice to each record Shareholder at least 21 days before the Repurchase Request Deadline. The notice will set forth, among other things:

•	The percentage of outstanding Shares that the fund is offering to repurchase and how the fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

•	The latest date on which Shareholders can tender their Shares in response to a repurchase offer.

•	The date that will be used to determine the fund’s NAV per share applicable to the repurchase offer (the “Repurchase Pricing Date”).

•	The date by which the fund will pay to Shareholders the proceeds from their Shares accepted for repurchase.

•	The NAV per share of the Shares as of a date no more than seven days before the date of the written notice and the means by which Shareholders may ascertain the NAV per share.

•	The procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

•	The circumstances in which the fund may suspend or postpone the repurchase offer.
This notice may be included with a Shareholder report or other fund document. For the avoidance of doubt, Shareholders may withdraw or modify their tenders at any time prior to the Repurchase Request Deadline pursuant to Rule 23c-3(b)(6) under the 1940 Act. In addition, the fund cannot require that a minimum number of Shares be tendered pursuant to Rule 23c-3(b)(1) under the 1940 Act.
If you invest in the fund through a financial intermediary, the notice will be provided to you by your financial intermediary. This notice will also be posted on the fund’s website at
https://www.jhinvestments.com/investments/interval-and-tender-offer-funds/alternativefunds/cqs-multi-asset-credit-fund-i-jmcfx
.
The Repurchase Request Deadline will be strictly observed. If a Shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the Shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.
Determination of Repurchase Price and Payment for Shares
The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date (the “Repurchase Payment Deadline”). The fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the fund calculates NAV per share is discussed below under “Determination of Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV per share by calling SS&C at 844-292-8018. You may also obtain the current NAV per share at
https://www.jhinvestments.com/investments/interval-and-tender-offer-funds/alternativefunds/cqs-multi-asset-credit-fund-i-jmcfx
.
Suspension or Postponement of Repurchase Offers
The fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the fund, as defined in the 1940 Act.
The fund may suspend or postpone a repurchase offer only: (i) if making or effecting the repurchase offer would cause the fund to lose its status as a RIC under the Code; (ii) for any period during which the NYSE or any other market in which the securities owned by the fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of Shareholders of the fund. The fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.
Oversubscribed Repurchase Offers
There is no minimum number of Shares that must be tendered before the fund will honor repurchase requests. However, the fund’s Trustees set for each repurchase offer a maximum percentage of Shares that may be repurchased by the fund. In the event a repurchase offer by the fund is oversubscribed, the fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the fund. If the fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the fund is entitled to repurchase, the fund will repurchase the Shares tendered on a pro rata basis. The fund does not currently expect to offer to repurchase additional Shares in the event a repurchase offer is oversubscribed.

If any Shares that you wish to tender to the fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other Shareholders’ requests. Thus, there is a risk that the fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.
There is no assurance that you will be able to tender your Shares when or in the amount that you desire.
Consequences of Repurchase Offers
From the time the fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the fund values them, within the period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or which mature by the Repurchase Payment Deadline. Payment for repurchased Shares may require the fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the fund’s portfolio turnover and potentially causing the fund to realize losses. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the fund’s NAV.
The fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to purchase investments to satisfy the obligation to maintain “liquid assets” described above, or to meet repurchase requests. The fund may enter into dollar rolls on mortgage-backed securities to maintain “liquid assets” or to meet repurchase requests. Entering into dollar rolls may be considered a form of borrowing for some purposes. There is no assurance that the fund will be able sell a significant amount of additional Shares so as to avoid borrowing to meet repurchase obligations. Repurchase of the fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the fund’s performance, its net assets. A reduction in the fund’s net assets would increase the fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). These and other possible risks associated with the fund’s repurchase offers are described under “Risk Considerations – Repurchase Offers Risk” above. In addition, to the extent the fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer.
DISTRIBUTION ARRANGEMENTS
John Hancock Investment Management Distributors LLC acts as the distributor of Shares on a best efforts basis, subject to various conditions, pursuant to the terms of a Distribution Agreement entered into with the fund. Shares may be purchased through (i) brokers, dealers or banks that have entered into selling agreements with the Distributor or (ii) intermediaries that have an agreement with the Distributor related to the purchase of Shares. The Distributor maintains its principal office at 200 Berkeley Street, Boston, Massachusetts, 02116.
Shares are offered and may be purchased on a daily basis, or at such other times as may be determined by the Board. Neither the Distributor nor any other adviser, broker, dealer or bank is obligated to buy from the fund any of the Shares. The Distributor does not intend to make a market in Shares. To the extent consistent with applicable law, the fund has agreed to indemnify the Distributor and its affiliates and any brokers, advisers or banks and their affiliates that have entered into selling agreements with the Distributor against certain liabilities. The Distributor also has agreed to provide indemnification and contribution to the fund against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.
Shares are being offered only to investors that meet all requirements to invest in the fund. The minimum initial investment in the fund by an investor is $250,000 for Class I Shares and $1,000 for Class A Shares and Class U Shares. The minimum investment may be modified by the fund from time to time. Investors that are employees of the Advisor or its affiliates are eligible to invest in Shares and may be subject to lower minimum investments than other investors.
In consideration for distribution and investor services in connection with Class A Shares and Class U Shares of the fund, the fund will pay the Distributor or a designee a monthly fee equal to 0.25% per annum of the aggregate value of the fund’s Class A Shares outstanding and equal to 0.75% per annum of the aggregate value of the fund’s Class U Shares outstanding, determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) (typically 4:00 p.m., Eastern time, on each business day that the NYSE is open) (or more frequently as needed) (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Advisor or its affiliates may pay from their own resources compensation to broker-dealers and other intermediaries in connection with placement of Shares or servicing of investors. These arrangements may result in receipt by such broker-dealers and other intermediaries and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of shares of a different investment fund. A prospective investor with questions regarding this arrangement may obtain additional detail by contacting his, her or its intermediary directly. Prospective investors also should be aware that this payment could create incentives on the part of an intermediary to view the fund more favorably relative to investment funds not making payments of this nature or making smaller such payments.

CUSTODIAN
State Street Bank and Trust Company (“State Street”) located at One Congress Street, Suite 1, Boston, Massachusetts 02114, currently acts as custodian with respect to the fund’s assets. State Street has selected various banks and trust companies in foreign countries to maintain custody of certain foreign securities. The fund also may use special purpose custodian banks from time to time for certain assets. State Street is authorized to use the facilities of the Depository Trust Company, the Participants Trust Company and the book-entry system of the Federal Reserve Banks.
TRANSFER AGENT
SS&C is located at 80 Lamberton Road, Windsor, Connecticut 06095, currently acts as transfer agent and dividend paying agent with respect to the fund’s assets.
REPORTS TO SHAREHOLDERS
The fund sends to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP, who has offices at 200 Clarendon Street, Boston, MA 02116, is the independent registered public accounting firm for the fun
d and audits the fund’s financial statements.
ADDITIONAL INFORMATION
The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the fund has filed with the Securities Exchange Commission. The complete Registration Statement may be obtained from the Securities Exchange Commission upon payment of the fee prescribed by its rules and regulations. The SAI can be obtained without charge by calling 800-225-6020.
Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.
AUTHORIZED SHARES
As of December 31, 2024, there are three classes of Shares authorized as follows:

(1) Title of Class	(2) Amount Authorized	(3) Amount of Shares Held by the Fund for its Account	Amount of Shares Outstanding Exclusive of Amount Shown Under (3)
Class I	Unlimited	0	3,928,739.98
Class A	Unlimited	0	0
Class U	Unlimited	0	0
General
Shares are issued at the most recently calculated net asset value per Share prior to the date of issuance, and may be subject to an applicable sales load. The net asset value of the fund will equal the value of the assets of the fund, less all of its liabilities, including accrued fees and expenses. The Class I Shares’ net asset value plus the Class A Shares’ net asset value plus the Class U Shares’ net asset value equals the total net asset value of the fund. The Class I Share net asset value, the Class A Share net asset value and the Class U net asset value will be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses, the per Share net asset value of the classes will vary over time.
Voting Ri
g
hts.
Each Sh
ar
eholder of record is entitled to one vote for each Share held on the record date for the Shareholder action or meeting. The fund is not required, and does not intend, to hold annual meetings of Shareholders. Approval of Shareholders will be sought, however, for certain changes in the operation of the fund and for the election of Trustees of the fund under certain circumstances.

Liquidat
ion
R
i
ghts.
Under the Declaration of Trust, the Trustees have the power to terminate and liquidate the fund without Shareholder approval. While the Trustees have no present intention of exercising this power, they may do so if the fund fails to reach a viable size within a reasonable amount of time or for such other reasons as may be determined by the Board. In addition, Shareholders have no liquidation preference or rights to liquidation.
Liability for F
ur
ther A
ss
essments.
The Shares are not liable to further calls or to assessment by the fund.
Preemptive R
igh
ts and Conv
ersi
on Rights.
There are no pre-emptive rights associated with the Shares.
Control Persons.
As of February 1, 2025, John Hancock Life Insurance Company (U.S.A.) and its partners, located at 200 Berkeley Street, Boston, Massachusetts, 02116, owned beneficially 100% of the outstanding Class I Shares of the fund. For so long as such entity has a greater than 25% interest in the outstanding voting securities of the fund, it may be deemed to be a “control person” of the fund for purposes of the 1940 Act and therefore could determine the outcome of a Shareholder meeting with respect to a proposal directly affecting the fund or that share class, as applicable.
As of February 1, 2025, the officers and Trustees of the fund as a group owned beneficially less than 1% of the outstanding shares of the fund.
LEGAL PROCEEDINGS
There are no legal proceedings to which the fund or the Advisor is a party that are likely to have a material adverse effect on the fund or the ability of the Advisor to perform its contract with the fund.

APPENDIX – RELATED PERFORMANCE INFORMATION
CQS Multi Asset Credit, USD Hedged
John Hancock CQS Multi Asset Credit Fund (formerly, John Hancock Multi Asset Credit Fund)
Appendix—Related performance information

Historical performance of the CQS (US), LLC Composite
1
John Hancock CQS Multi Asset Credit Fund (formerly, John Hancock Multi Asset Credit Fund) (the “fund”) commenced operations on June 18, 2024. The fund is subadvised by CQS (US), LLC (the “Subadvisor”), which is part of Manulife Investment Management. In rendering investment advisory services to the fund, the Subadvisor uses certain resources of CQS (UK) LLP (together with the Subadvisor, “Manulife | CQS”), an affiliate of the Subadvisor and also a part of Manulife Investment Management, pursuant to a participating affiliate arrangement as described in the Statement of Additional Information. Manulife | CQS manages accounts with investment styles, objectives, policies, and strategies substantially similar to those that are used to manage the fund. These accounts are included in a composite, the performance of which is presented in this Appendix (the “Composite”). The Composite’s performance is presented in U.S. dollars. Manulife | CQS has been responsible for the day-to-day management of the accounts for all periods shown in this Appendix. Performance presented in the Composite has been generated on an asset-weighted basis and includes the reinvestment of dividends.
This Appendix presents historical performance information for the Composite as a whole. Because of the similarities between the fund and the Composite, this information may help provide an indication of the fund’s risks by showing how a similar Composite has performed historically. The performance of the Composite, however, is not the performance of the fund, and you should not assume that the fund will have the same performance as the Composite. The performance of the fund may be greater or less than the performance of the Composite due to, among other things, the number of the holdings in and composition of the fund’s portfolio, as well as the asset size and cash flow differences between the fund and the Composite. The accounts in the Composite are not subject to the investment limitations, diversification requirements and other restrictions of the Investment Company Act of 1940 and the Internal Revenue Code, which, if they had applied, might have adversely affected the accounts’ performance results. The inception date of the Composite is August 1, 2013.
Performance information—bar chart and table—is presented on the following page for the Composite. The bar chart shows how the Composite’s total
return has varied over time, and the table shows the Composite’s performance over the last year, three (3) years, five (5) years, and ten (10) years. The past performance of the Composite is no guarantee of future results in managing the fund.
The information in this Appendix does not represent the performance of the fund and is no indication of how it would have performed in the past or will perform in the future
.
The past performance of the Composite has been calculated net of highest advisory fee. The Composite’s returns would be lower if it reflected the fees
and
expenses of the fund. The expenses of Class I shares of the fund are higher than those of the Composite. The performance of the Composite would be lower if adjusted to reflect the overall expenses of Class I shares.
The Composite performance information presented herein has been calculated and provided by the fund’s subadvisor. Although the
Composite
performance is believed to be reliable, John Hancock Investment Management LLC does not guarantee or make any warranty, express or implied, as to the accuracy, adequacy or completeness of such information.

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The Composite is composed of all portfolios (including the fund) with an investment style, objectives, policies, and strategies substantially similar to those that are used to manage the fund by Manulife | CQS.

Manulife Investment Management CQS Multi Asset Credit, USD Hedged _ Composite

Net assets of Composite as of December 31, 2024: $_4,382,756,502 USD
Calendar year net total returns—Composite (%)

2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
3.40	7.49	7.07	1.62	7.94	3.13	6.30	-8.16	12.98	11.52

Composite average net annual total returns (%)	1 year	3 years	5 years	10 years
For periods ended December 31, 2024
Composite	11.52	4.98	4.87	5.17

67	MACPN 3/1/2025

JOHN HANCOCK CQS MULTI ASSET CREDIT FUND

(formerly, “JOHN HANCOCK MULTI ASSET CREDIT FUND”)

Statement of Additional Information

March 1, 2025

200 Berkeley Street

Boston, Massachusetts 02116

800-225-6020

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This Statement of Additional Information (SAI) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the prospectus of John Hancock CQS Multi Asset Credit Fund (formerly, “John Hancock Multi Asset Credit Fund”) (the “fund”) dated March 1, 2025 (the “Prospectus”) and any related supplement thereto (“Prospectus Supplements”), which are incorporated herein by reference. This SAI should be read in conjunction with such Prospectus and any related Prospectus Supplements, copies of which may be obtained without charge by contacting your financial intermediary or calling the fund at the telephone number or address set forth above. The fund will also provide to each person, including any beneficial owner, to whom the SAI is delivered, a copy of any or all of the information that has been incorporated by reference into the SAI but not delivered with the SAI. Such information will be provided upon written or oral request at no cost to the requester by writing to the fund, by calling 800-225-6020, or by visiting the fund’s website at https://www.jhinvestments.com/investments/interval-and-tender-offer-funds/alternativefunds/cqs-multi-asset-credit-fund-i-jmcfx. You also may obtain a copy of any information regarding the fund filed with the SEC from the SEC’s website (sec.gov).

Manulife, Manulife Investments, Stylized M Design, and Manulife Investments & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and John Hancock, and the Stylized John Hancock Design are trademarks of John Hancock Life Insurance Company (U.S.A.). Each are used by it and by its affiliates under license.

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THE FUND

John Hancock CQS Multi Asset Credit Fund (formerly, “John Hancock Multi Asset Credit Fund”) (the “fund”) commenced operations on June 18, 2024 and is a continuously offered diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The fund was organized on January 10, 2024, as a Massachusetts business trust pursuant to an Agreement and Declaration of Trust (the “Declaration of Trust”). The Fund’s principal office is located at 200 Berkeley Street, Boston, Massachusetts, 02116.

INVESTMENT OBJECTIVE AND POLICIES

The investment objective and principal investment strategies of the fund are set forth in the fund’s prospectus (the “Prospectus”). Certain additional investment information is set forth below.

INVESTMENTS, TECHNIQUES, RISKS AND LIMITATIONS

The principal securities or other investments in which the fund invests are described in the fund’s Prospectus. The fund also may invest in securities or other investments as non-principal investments for any purpose that is consistent with its investment objective. The following information is either additional information in respect of a principal security or other investment referenced in the Prospectus or information in respect of a non-principal security or other investment in which case there is no related disclosure in the Prospectus.

Ratings as Investment Criteria. In general, the ratings of Moody’s and S&P represent the opinions of these agencies as to the quality of the securities which they rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality. There is no guarantee that these institutions will continue to provide ratings. These ratings may be used by the fund as initial criteria for the selection of debt securities. The fund may also invest in securities that are not rated by a rating agency. Among the factors which will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends. Appendix A contains further information concerning the ratings of Moody’s and S&P and their significance. Subsequent to its purchase by the fund, an issue of securities may cease to be rated or its rating may be reduced below the minimum required for purchase by the fund. Neither of these events will require the sale of the securities by the fund. The fund may invest in securities rated by rating agencies other than Moody’s and S&P including without limitation securities rated by Fitch, Kroll and DBRS.

Repurchase Agreements, Reverse Repurchase Agreements, and Sale-Buybacks. Repurchase agreements are arrangements involving the purchase of an obligation and the simultaneous agreement to resell the same obligation on demand or at a specified future date and at an agreed-upon price. A repurchase agreement can be viewed as a loan made by the fund to the seller of the obligation with such obligation serving as collateral for the seller’s agreement to repay the amount borrowed with interest. Repurchase agreements provide the opportunity to earn a return on cash that is only temporarily available. Repurchase agreements may be entered with banks, brokers, or dealers. However, a repurchase agreement will only be entered with a broker or dealer if the broker or dealer agrees to deposit additional collateral should the value of the obligation purchased decrease below the resale price.

Generally, repurchase agreements are of a short duration, often less than one week but on occasion for longer periods. Securities subject to repurchase agreements will be valued every business day and additional collateral will be requested if necessary so that the value of the collateral is at least equal to the value of the repurchase obligation, including the interest accrued thereon.

CQS (US), LLC (the “Subadvisor”) shall engage in a repurchase agreement transaction only with those banks or broker dealers who meet the Subadvisor’s quantitative and qualitative criteria regarding creditworthiness, asset size and collateralization requirements. John Hancock Investment Management LLC (the “Advisor”) also may engage in repurchase agreement transactions on behalf of the fund. The counterparties to a repurchase agreement transaction are limited to a:

•	Federal Reserve System member bank;

•	primary government securities dealer reporting to the Federal Reserve Bank of New York’s Market Reports Division; or

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•	broker dealer that reports U.S. government securities positions to the Federal Reserve Board.

The fund also may participate in repurchase agreement transactions utilizing the settlement services of clearing firms that meet the Subadvisor’s creditworthiness requirements.

The Advisor and the Subadvisor will continuously monitor repurchase agreement transactions to ensure that the collateral held with respect to a repurchase agreement equals or exceeds the amount of the obligation.

The risk of a repurchase agreement transaction is limited to the ability of the seller to pay the agreed-upon sum on the delivery date. In the event of bankruptcy or other default by the seller, the instrument purchased may decline in value, interest payable on the instrument may be lost and there may be possible difficulties and delays in obtaining collateral and delays and expense in liquidating the instrument. If an issuer of a repurchase agreement fails to repurchase the underlying obligation, the loss, if any, would be the difference between the repurchase price and the underlying obligation’s market value. The fund also might incur certain costs in liquidating the underlying obligation. Moreover, if bankruptcy or other insolvency proceedings are commenced with respect to the seller, realization upon the underlying obligation might be delayed or limited.

Under a reverse repurchase agreement, the fund sells a debt security and agrees to repurchase it at an agreed-upon time and at an agreed-upon price. The fund retains record ownership of the security and the right to receive interest and principal payments thereon. At an agreed-upon future date, the fund repurchases the security by remitting the proceeds previously received, plus interest. The difference between the amount the fund receives for the security and the amount it pays on repurchase is payment of interest. In certain types of agreements, there is no agreed-upon repurchase date and interest payments are calculated daily, often based on the prevailing overnight repurchase rate. A reverse repurchase agreement may be considered a form of leveraging and may, therefore, increase fluctuations in the fund’s net asset value (“NAV”) per share.

The fund may effect simultaneous purchase and sale transactions that are known as “sale-buybacks.” A sale-buyback is similar to a reverse repurchase agreement, except that in a sale-buyback, the counterparty that purchases the security is entitled to receive any principal or interest payments made on the underlying security pending settlement of the fund’s repurchase of the underlying security.

Subject to the requirements noted under “Government Regulation of Derivatives”, the fund will either treat reverse repurchase agreements and similar financings, including sale-buybacks, as derivatives subject to the Derivatives Rule (as defined below) limitations or not as derivatives and treat reverse repurchase agreements and similar financings transactions as senior securities equivalent to bank borrowings subject to asset coverage requirements of Section 18 of the 1940 Act. The fund will ensure that its repurchase agreement transactions are “fully collateralized” by maintaining in a custodial account cash, Treasury bills, other U.S. government securities, or certain other liquid assets having an aggregate value at least equal to the amount of such commitment to repurchase including accrued interest, until payment is made.

Foreign Repurchase Agreements. Foreign repurchase agreements involve an agreement to purchase a foreign security and to sell that security back to the original seller at an agreed-upon price in either U.S. dollars or foreign currency. Unlike typical U.S. repurchase agreements, foreign repurchase agreements may not be fully collateralized at all times. The value of a security purchased may be more or less than the price at which the counterparty has agreed to repurchase the security. In the event of default by the counterparty, the fund may suffer a loss if the value of the security purchased is less than the agreed-upon repurchase price, or if it is unable to successfully assert a claim to the collateral under foreign laws. As a result, foreign repurchase agreements may involve higher credit risks than repurchase agreements in U.S. markets, as well as risks associated with currency fluctuations. In addition, as with other emerging market investments, repurchase agreements with counterparties located in emerging markets, or relating to emerging markets, may involve issuers or counterparties with lower credit ratings than typical U.S. repurchase agreements.

Lending of Securities. The fund may lend its securities so long as such loans do not represent more than 33 1/3% of its total assets. As collateral for the loaned securities, the borrower gives the lending portfolio collateral equal to at least 100% of the value of the loaned securities. The collateral will consist of cash (including U.S. dollars and foreign currency), cash equivalents or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities. The borrower must also agree to increase the collateral if the value of the loaned securities increases. If the market value of the loaned securities declines, the borrower may request that some collateral be returned.

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During the existence of the loan, the fund will receive from the borrower amounts equivalent to any dividends, interest or other distributions on the loaned securities, as well as interest on such amounts. If the fund receives a payment in lieu of dividends (a “substitute payment”) with respect to securities on loan pursuant to a securities lending transaction, such income will not be eligible for the dividends-received deduction (the “DRD”) for corporate shareholders or for treatment as qualified dividend income for individual shareholders. The DRD and qualified dividend income are discussed more fully in this SAI under “Additional Information Concerning Taxes.”

As with other extensions of credit, there are risks that collateral could be inadequate in the event of the borrower failing financially, which could result in actual financial loss, and risks that recovery of loaned securities could be delayed, which could result in interference with portfolio management decisions or exercise of ownership rights. The collateral is managed by an affiliate of the Advisor, which may incentivize the Advisor to lend fund securities to benefit this affiliate. The Advisor maintains robust oversight of securities lending activity and seeks to ensure that all lending activity undertaken by the fund is in the fund’s best interests. The fund will be responsible for the risks associated with the investment of cash collateral, including the risk that the fund may lose money on the investment or may fail to earn sufficient income to meet its obligations to the borrower. In addition, the fund may lose its right to vote its shares of the loaned securities at a shareholder meeting if the Subadvisor does not recall or does not timely recall the loaned securities, or if the borrower fails to return the recalled securities in advance of the record date for the meeting.

Securities lending involves counterparty risk, including the risk that the loaned securities may not be returned or returned in a timely manner and/or a loss of rights in the collateral if the borrower or the lending agent defaults or fails financially. This risk is increased when the fund’s loans are concentrated with a single or limited number of borrowers. There are no limits on the number of borrowers to which the fund may lend securities and the fund may lend securities to only one or a small group of borrowers.

Investment of cash collateral offers the opportunity for the fund to profit from income earned by this collateral pool, but also the risk of loss, should the value of the fund’s shares in the collateral pool decrease below their initial value. The fund did not engage in securities lending activities during the most recent fiscal period ended October 31, 2024.

Short Sales. The fund may engage in short sales and short sales “against the box.” In a short sale against the box, the fund borrows securities from a broker-dealer and sells the borrowed securities, and at all times during the transaction, the fund either owns or has the right to acquire the same securities at no extra cost. If the price of the security has declined at the time the fund is required to deliver the security, the fund will benefit from the difference in the price. If the price of a security has increased, the fund will be required to pay the difference.

In addition, the fund may sell a security it does not own in anticipation of a decline in the market value of that security (a “short sale”). To complete such a transaction, the fund must borrow the security to make delivery to the buyer. The fund is then obligated to replace the security borrowed by purchasing it at market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the fund. Until the security is replaced, the fund is required to pay the lender any dividends or interest which accrues during the period of the loan. To borrow the security, the fund also may be required to pay a premium, which would increase the cost of the security sold. The proceeds of the short sale are typically retained by the broker to meet margin requirements until the short position is closed out. Please see “Government Regulation of Derivatives” section for additional information.

The fund will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the fund replaced the borrowed security and theoretically the fund’s loss could be unlimited. The fund will generally realize a gain if the security declines in price between those dates. This result is the opposite of what one would expect from a cash purchase of a long position in a security. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium, dividends or interest the fund may be required to pay in connection with a short sale. Short selling may amplify changes in the fund’s NAV. Short selling also may produce higher than normal portfolio turnover, which may result in increased transaction costs to the fund.

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Short-Term Bank and Corporate Obligations. The fund may invest in depository-type obligations of banks and savings and loan associations and other high-quality money market instruments consisting of short-term obligations of the U.S. government or its agencies and commercial paper. Commercial paper represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations and finance companies. Depository-type obligations in which the fund may invest include certificates of deposit, bankers’ acceptances and fixed time deposits. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return.

Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are “accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument at maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. There are no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is no market for such deposits. Bank notes and bankers’ acceptances rank junior to domestic deposit liabilities of the bank and pari passu with other senior, unsecured obligations of the bank. Bank notes are not insured by the Federal Deposit Insurance Corporation or any other insurer. Deposit notes are insured by the Federal Deposit Insurance Corporation only to the extent of $100,000 per depositor per bank.

Preferred Securities. The fund may invest in preferred securities. Preferred securities, like common stock, represent an equity ownership in an issuer. Generally, preferred securities have a priority of claim over common stock in dividend payments and upon liquidation of the issuer. Unlike common stock, preferred securities do not usually have voting rights. Preferred securities in some instances are convertible into common stock. Although they are equity securities, preferred securities have characteristics of both debt and common stock. Like debt, their promised income is contractually fixed. Like common stock, they do not have rights to precipitate bankruptcy proceedings or collection activities in the event of missed payments. Other equity characteristics are their subordinated position in an issuer’s capital structure and that their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows.

Distributions on preferred securities must be declared by the board of directors and may be subject to deferral, and thus they may not be automatically payable. Income payments on preferred securities may be cumulative, causing dividends and distributions to accrue even if not declared by the board or otherwise made payable, or they may be non-cumulative, so that skipped dividends and distributions do not continue to accrue. There is no assurance that dividends on preferred securities in which the fund invests will be declared or otherwise made payable. The fund may invest in non-cumulative preferred securities.

Shares of preferred securities have a liquidation value that generally equals the original purchase price at the date of issuance. The market values of preferred securities may be affected by favorable and unfavorable changes impacting the issuers’ industries or sectors, including companies in the utilities and financial services sectors, which are prominent issuers of preferred securities. They may also be affected by actual and anticipated changes or ambiguities in the tax status of the security and by actual and anticipated changes or ambiguities in tax laws, such as changes in corporate and individual income tax rates, and in the dividends received deduction for corporate taxpayers or the characterization of dividends as tax-advantaged as described herein.

Because the claim on an issuer’s earnings represented by preferred securities may become onerous when interest rates fall below the rate payable on the stock or for other reasons, the issuer may redeem preferred securities, generally after an initial period of call protection during which the stock is not redeemable. Thus, in declining interest rate environments in particular, the fund’s holdings of higher dividend-paying preferred securities may be reduced and the fund may be unable to acquire securities paying comparable rates with the redemption proceeds.

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Asset Backed Securities. The value of asset-backed securities (“ABS”) may be affected by certain factors such as interest rate risk, the availability of information concerning the pool of underlying assets and its structure, the creditworthiness of the servicing agent for the pool or the originator of the underlying assets and the ability of the servicer to service the underlying collateral. Under certain market conditions, ABS may be less liquid and may be difficult to value. Movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain types of ABS. Unscheduled prepayments of ABS may result in a loss of income if the proceeds are invested in lower-yielding securities. Conversely, in a rising interest rate environment, a declining prepayment rate will extend the average life of many ABS, which increases the risk of depreciation due to future increases in market interest rates. ABS can also be subject to the risk of default on the underlying assets.

Collateralized Loan Obligations (“CLO”). CLOs are pools of loans, the debt service on which is repackaged into cash flows payable on different tranches of debt collateralized by each pool. Payments on such debt are dependent on payments on the underlying loans. The CLOs in which the fund may participate involve substantial organizational, syndication and ancillary fees. The fund’s investments in CLOs will frequently be subordinate in right of payment to other securities sold by the CLO and not readily marketable. Depending upon the default rate on the collateral of the CLO, such the fund may incur substantial losses on its CLO investments. CLO structures are complex, and the fund may be subject to a number of as yet unanticipated risks in participating in CLOs.

CLO securities are subject to various structural risks, including risks relating to the capital structure of the issuer thereof and the collateral management arrangements relating thereto. The capital structure will be highly leveraged (which will affect the CLO securities of different seniorities in different ways), and the underlying instruments will generally contain various triggers and remedies, which may adversely affect the fund as an investor therein. CLO securities are secured primarily by loans (including commercial loans and eligible synthetic securities whose reference obligations consist of commercial loans), which are subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks. These risks could be exacerbated to the extent that the loans are concentrated in one or more particular types of loans.

Collateralized Debt Obligations (“CDO”). CDOs may be collateralized by mortgages or other bonds. Like CLOs, CDOs typically issue securities in various tranches across the capital structure. The fund may invest in one or more tranches of the debt and/or equity of a CDO and may utilize a wide variety of trades including directional positions and relative value trades.

CDO securities generally have underlying risks such as interest rate mismatches, trading and reinvestment risk and tax considerations. Each CDO security, however, involves risks specific to the particular CDO security and its underlying portfolio. The value of the CDO securities generally fluctuates with, among other things, the financial condition of the obligors on or issuers of the underlying portfolio, general economic conditions, the condition of certain financial markets, political events, developments or trends in any particular industry and changes in prevailing interest rates.

CDOs are subject to credit, liquidity and interest rate risks. The performance of CDOs will also be adversely affected by macroeconomic factors, including: (i) general economic conditions affecting capital markets and participants therein; (ii) the economic downturns and uncertainties affecting economies and capital markets worldwide; (iii) the effects of, and disruptions and uncertainties resulting from, terrorist attacks; (iv) recent concern about financial performance, accounting and other issues relating to various publicly traded companies; and (v) recent and proposed changes in accounting and reporting standards and bankruptcy legislation.

The risks associated with investing in CDO securities may in addition depend on the skill and experience of the managers of the CDOs’ underlying portfolios, particularly with respect to active trading.

Covenant-Lite Loans. The fund may invest in loans that may be “covenant lite.” This term typically refers to loans that lack, or contain fewer or contingent, financial maintenance covenants or other provisions intended to provide certain financial protections in favor of lenders as compared to other types of loans. Financial maintenance covenants generally require a borrower to satisfy certain financial metrics at regular intervals over the life of the loan. Loans that include financial maintenance covenants will typically require the borrower to provide a calculation of its financial maintenance covenants and other related financial information on a periodic basis, which permits the lender to monitor the borrower’s financial performance over time. The failure to satisfy a financial maintenance covenant as of any required testing period will result in a default and permit the lender, in certain circumstances, to exercise its rights and remedies against the borrower. Additionally, a lender may determine, based on a borrower’s financial maintenance covenant calculations, that a borrower is experiencing financial distress or decline, which typically permits the lender to engage in negotiations with the borrower or take other actions in order to mitigate losses.

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Covenant-lite loans carry greater risks than loans with financial maintenance covenants because the borrower will generally have more flexibility with respect to its activities, and the fund or lender may receive less frequent or less detailed financial reporting from the borrower and may experience greater delays and difficulties in enforcing its rights if the borrower’s financial performance declines, which may result in losses to the fund. For example, if a default occurs, covenant-lite loans may exhibit diminished recovery values because the fund or lender may not have had the opportunity to negotiate with the borrower prior to the default and otherwise may have limited financial information or a limited ability to intervene or obtain concessions from a borrower prior to default. Ultimately, these loans provide fewer protections in favor of the fund, including with respect to the possibility of default, as well as a more limited ability to declare a default. These risks are particularly acute during a downturn in the credit cycle.

Foreign Government Securities. Foreign government securities include securities issued or guaranteed by foreign governments (including political subdivisions) or their authorities, agencies, or instrumentalities or by supra-national agencies. Different kinds of foreign government securities have different kinds of government support. For example, some foreign government securities are supported by the full faith and credit of a foreign national government or political subdivision and some are not. Foreign government securities of some countries may involve varying degrees of credit risk as a result of financial or political instability in those countries and the possible inability of the fund to enforce its rights against the foreign government issuer. As with other fixed income securities, sovereign issuers may be unable or unwilling to make timely principal or interest payments. Supra-national agencies are agencies whose member nations make capital contributions to support the agencies’ activities.

Investments in Foreign Securities. The fund may invest directly in the securities of foreign issuers as well as securities in the form of sponsored or unsponsored American Depository Receipts (“ADRs”), European Depository Receipts (“EDRs”) and Global Depository Receipts (“GDRs”) or other securities convertible into foreign securities. ADRs are receipts typically issued by a U.S. bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs are receipts issued in Europe which evidence a similar ownership arrangement. Issuers of unsponsored ADRs are not contractually obligated to disclose material information, including financial information, in the United States. Generally, ADRs are designed for use in the United States securities markets and EDRs are designed for use in European securities markets.

An investment in foreign securities including ADRs may be affected by changes in currency rates and in exchange control regulations. Issuers of unsponsored ADRs are not contractually obligated to disclose material information, including financial information, in the United States and, therefore, there may not be a correlation between such information and the market value of the unsponsored ADR. Foreign companies may not be subject to accounting standards or government supervision comparable to U.S. companies, and there is often less publicly available information about their operations. Foreign companies may also be affected by political or financial instability abroad. These risk considerations may be intensified in the case of investments in ADRs of foreign companies that are located in emerging market countries. ADRs of companies located in these countries may have limited marketability and may be subject to more abrupt or erratic price movements.

Emerging Markets Risk. In addition, the fund may invest in the securities of issuers based in countries with “emerging market” economies. Funds that invest a significant portion of their assets in the securities of issuers based in countries with “emerging market” economies are subject to greater levels of risk and uncertainty than funds investing primarily in more-developed foreign markets, since emerging market securities may present market, credit, currency, liquidity, legal, political and other risks greater than, or in addition to, the risks of investing in developed foreign countries. These risks include: high currency exchange-rate fluctuations; increased risk of default (including both government and private issuers); greater social, economic and political uncertainty and instability (including the risk of war); more substantial governmental involvement in the economy; less governmental supervision and regulation of the securities markets and participants in those markets; controls on foreign investment and limitations on repatriation of invested capital and on the fund’s ability to exchange local currencies for U.S. dollars; unavailability of currency hedging techniques in certain emerging market countries; the fact that companies in emerging market countries may be newly organized, smaller and less seasoned; the difference in, or lack of, auditing and financial reporting requirements or standards, which may result in the unavailability of material information about issuers; different clearance and settlement procedures, which may be unable to keep pace with the volume of

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securities transactions or otherwise make it difficult to engage in such transactions; difficulties in obtaining and/or enforcing legal judgments against non-U.S. companies and non-U.S. persons, including company directors and officers, in foreign jurisdictions; and significantly smaller market capitalizations of emerging market issuers. In addition, shareholders of emerging market issuers, such as the fund, often have limited rights and few practical remedies in emerging markets. Finally, the risks associated with investments in emerging markets often are significant, and vary from jurisdiction to jurisdiction and company to company.

European Risk. European Union (“EU”) and European Economic and Monetary Union (“EMU”), which require member countries to comply with restrictions on inflation rates, deficits, interest rates, debt levels and fiscal and monetary controls. Decreasing imports or exports, changes in governmental or other regulations on trade, changes in the exchange rate or dissolution of the Euro, the default or threat of default by one or more EU member countries on its sovereign debt, and/or an economic recession in one or more EU member countries may have a significant adverse effect on the other European economies and major trading partners outside Europe.

In recent years, the European financial markets have experienced volatility and adverse trends due to concerns about economic downturns, rising government debt levels and the possible default of government debt in several European countries. The European Central Bank and IMF have previously bailed-out several European countries. There is no guarantee that these institutions will continue to provide financial support, and markets may react adversely to any reduction in financial support. A default or debt restructuring by any European country can adversely impact holders of that country’s debt and sellers of credit default swaps linked to that country’s creditworthiness, which may be located in countries other than those listed above, and can affect exposures to other EU countries and their financial companies as well.

Uncertainties surrounding the sovereign debt of a number of EU countries and the viability of the EU have disrupted and may in the future disrupt markets in the United States and around the world. If one or more countries leave the EU or the EU dissolves, the global securities markets likely will be significantly disrupted. On January 31, 2020, the UK left the EU, commonly referred to as “Brexit,” the UK ceased to be a member of the EU, and the UK and EU entered into a Trade and Cooperation Agreement. While the full impact of Brexit is unknown, Brexit has already resulted in volatility in European and global markets. There remains significant market uncertainty regarding Brexit’s ramifications, and the range and potential implications of possible political, regulatory, economic, and market outcomes are difficult to predict. It is also possible that various countries within the UK, such as Scotland or Northern Ireland, could seek to separate and remain a part of the EU. Other secessionist movements including countries seeking to abandon the Euro or withdraw from the EU may cause volatility and uncertainty in the EU.

The UK has one of the largest economies in Europe and is a major trading partner with the EU countries and the United States. Brexit might negatively affect The City of London’s economy, which is heavily dominated by financial services, as banks might be forced to move staff and comply with two separate sets of rules or lose business to banks in Continental Europe.

Investing in the securities of Eastern European issuers is highly speculative and involves risks not usually associated with investing in the more developed markets of Western Europe. Securities markets of Eastern European countries typically are less efficient and have lower trading volume, lower liquidity, and higher volatility than more developed markets. Eastern European economies also may be particularly susceptible to disruption in the international credit market due to their reliance on bank related inflows of capital.

To the extent that the fund invests in European securities, it may be exposed to these risks through its direct investments in such securities, including sovereign debt, or indirectly through investments in money market funds and financial institutions with significant investments in such securities. In addition, Russia’s increasing international assertiveness could negatively impact EU and Eastern European economic activity. Please see “Market Events” for additional information regarding risks related to sanctions imposed on Russia.

Equity Risk. Equity risk is the risk that the value of securities held by the fund will rise or fall over time. These fluctuations could be a sustained trend or a drastic movement. Historically, the equity market has moved in cycles, and the value of the fund’s equity securities may fluctuate from day to day. The fund’s portfolio will reflect changes in prices of individual portfolio stocks or general changes in stock valuations. Consequently, the fund’s Share price may decline. Although common stocks have historically generated higher average returns than fixed-income

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securities over the long term, common stocks also have experienced significantly more volatility in returns. An adverse event, such as an unfavorable earnings report, may depress the value of equity securities of an issuer held by the fund; the price of common stock of an issuer may be particularly sensitive to general movements in the stock market; or a drop in the stock market may depress the price of most or all of the common stocks held by the fund. In addition, common stock of an issuer in the fund’s portfolio may decline in price if the issuer fails to make anticipated dividend payments because, among other possible reasons, the issuer of the security experiences a decline in its financial condition. Furthermore, equity interests in an issuer held by the fund may not be listed on public stock exchanges and therefore subject to risks typical of privately held equity. Finally, common stock prices may be sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase.

The Advisor attempts to manage market risk by limiting the amount the fund invests in each company’s equity securities. However, diversification will not protect the fund against widespread or prolonged declines in the stock market.

ESG Integration Risk. The Subadvisor may integrate research on environmental, social and governance (“ESG”) factors into the fund’s investment process. The Subadvisor may consider ESG factors that it deems relevant or additive, along with other material factors and analysis, when managing the fund. ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies. Incorporating ESG criteria and making investment decisions based on certain ESG characteristics, as determined by the Subadvisor, carries the risk that the fund may perform differently, including underperforming, funds that do not utilize ESG criteria or funds that utilize different ESG criteria. Integration of ESG factors into the fund’s investment process may result in the Subadvisor making different investment decisions for the fund than for a fund with a similar investment universe and/or investment style that does not incorporate such considerations in its investment strategy or processes, and the fund’s investment performance may be affected. Integration of ESG factors into the fund’s investment process does not preclude the fund from including companies with low ESG characteristics or excluding companies with high ESG characteristics in the fund’s investments.

The ESG characteristics utilized in the fund’s investment process may change over time, and different ESG characteristics may be relevant to different investments. Successful integration of ESG factors will depend on the Subadvisor’s skill in researching, identifying, and applying these factors, as well as on the availability of relevant data. The method of evaluating ESG factors and subsequent impact on portfolio composition, performance, proxy voting decisions and other factors, is subject to the interpretation of the Subadvisor in accordance with the fund’s investment objective and strategies. ESG factors may be evaluated differently by different subadvisors, and may not carry the same meaning to all investors and subadvisors. The regulatory landscape with respect to ESG investing in the United States is evolving and any future rules or regulations may require the fund to change its investment process with respect to ESG integration.

Hedging and Other Strategies. Hedging refers to protecting against possible changes in the market value of securities or other assets that the fund already owns or plans to buy, or protecting unrealized gains in the fund. When securities prices are falling, the fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When securities prices are rising, the fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases.

If, in the opinion of the Advisor, there is a sufficient degree of correlation between price trends for the fund’s portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the fund may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in the fund’s portfolio may be more or less volatile than prices of such futures contracts, the Advisor will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any differential by having the fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the fund’s portfolio securities.

When a short hedging position is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the fund’s portfolio securities would be substantially offset by a decline in the value of the futures position. On other occasions, the fund may take a “long” position by purchasing futures contracts.

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Hedging, derivatives, and other strategic transactions risk. The ability of the fund to utilize hedging, derivatives, and other strategic transactions to benefit the fund will depend in part on the portfolio manager’s ability to predict pertinent market movements and market risk, counterparty risk, credit risk, interest-rate risk, and other risk factors, none of which can be assured. The skills required to utilize hedging and other strategic transactions are different from those needed to select the fund’s securities. Even if a portfolio manager only uses hedging and other strategic transactions in the fund primarily for hedging purposes or to gain exposure to a particular securities market, if the transaction does not have the desired outcome, it could result in a significant loss to the fund. The amount of loss could be more than the principal amount invested. These transactions may also increase the volatility of the fund and may involve a small investment of cash relative to the magnitude of the risks assumed, thereby magnifying the impact of any resulting gain or loss. For example, the potential loss from the use of futures can exceed the fund’s initial investment in such contracts. In addition, these transactions could result in a loss to the fund if the counterparty to the transaction does not perform as promised.

The fund may invest in derivatives, which are financial contracts with a value that depends on, or is derived from, the value of underlying assets, reference rates, or indexes. Derivatives may relate to stocks, bonds, interest rates, currencies, or currency exchange rates, and related indexes. The fund may use derivatives for many purposes, including for hedging, and as a substitute for direct investment in securities or other assets. Derivatives may be used in a way to efficiently adjust the exposure of the fund to various securities, markets, and currencies without the fund actually having to sell existing investments and make new investments. This generally will be done when the adjustment is expected to be relatively temporary or in anticipation of effecting the sale of fund assets and making new investments over time. Further, since many derivatives have a leverage component, adverse changes in the value or level of the underlying asset, reference rate, or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. When the fund uses derivatives for leverage, investments in the fund will tend to be more volatile, resulting in larger gains or losses in response to market changes. The fund will only engage in transactions in futures contracts and related options subject to complying with the Derivatives Rule. The Derivatives Rule requirements are outlined in the “Government Regulation of Derivatives” section. The fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Internal Revenue Code of 1986, as amended (the “Code”) in order to maintain its qualification as a regulated investment company (“RIC”) for federal income tax purposes. For a description of the various derivative instruments the fund may utilize, refer to the Prospectus.

The regulation of the U.S. and foreign derivatives markets has undergone substantial change in recent years and such change may continue. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and regulation proposed to be promulgated thereunder require many derivatives to be cleared and traded on an exchange, expand entity registration requirements, impose business conduct requirements on dealers that enter into swaps with a pension plan, endowment, retirement plan or government entity, and required banks to move some derivatives trading units to a non-guaranteed affiliate separate from the deposit-taking bank or divest them altogether. Although the Commodity Futures Trading Commission has released final rules relating to clearing, reporting, recordkeeping and registration requirements under the legislation, many of the provisions are subject to further final rule making, and thus its ultimate impact remains unclear. New regulations could, among other things, restrict the fund’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the fund) and/or increase the costs of such derivatives transactions (for example, by increasing margin or capital requirements), and the fund may be unable to fully execute its investment strategies as a result. Limits or restrictions applicable to the counterparties with which the fund engages in derivative transactions also could prevent the fund from using these instruments or affect the pricing or other factors relating to these instruments, or may change the availability of certain investments.

At any time after the date of this SAI, legislation may be enacted that could negatively affect the assets of the fund. Legislation or regulation may change the way in which the fund itself is regulated. The advisor cannot predict the effects of any new governmental regulation that may be implemented, and there can be no assurance that any new governmental regulation will not adversely affect the fund’s ability to achieve its investment objective.

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The use of derivative instruments may involve risks different from, or potentially greater than, the risks associated with investing directly in securities and other, more traditional assets. In particular, the use of derivative instruments exposes the fund to the risk that the counterparty to an OTC derivatives contract will be unable or unwilling to make timely settlement payments or otherwise honor its obligations. OTC derivatives transactions typically can only be closed out with the other party to the transaction, although either party may engage in an offsetting transaction that puts that party in the same economic position as if it had closed out the transaction with the counterparty or may obtain the other party’s consent to assign the transaction to a third party. If the counterparty defaults, the fund will have contractual remedies, but there is no assurance that the counterparty will meet its contractual obligations or that, in the event of default, the fund will succeed in enforcing them. For example, because the contract for each OTC derivatives transaction is individually negotiated with a specific counterparty, the fund is subject to the risk that a counterparty may interpret contractual terms (e.g., the definition of default) differently than the fund when the fund seeks to enforce its contractual rights. If that occurs, the cost and unpredictability of the legal proceedings required for the fund to enforce its contractual rights may lead it to decide not to pursue its claims against the counterparty. The fund, therefore, assumes the risk that it may be unable to obtain payments owed to it under OTC derivatives contracts or that those payments may be delayed or made only after the fund has incurred the costs of litigation. While the managers intend to monitor the creditworthiness of counterparties, there can be no assurance that a counterparty will meet its obligations, especially during unusually adverse market conditions. To the extent the fund contracts with a limited number of counterparties, the fund’s risk will be concentrated and events that affect the creditworthiness of any of those counterparties may have a pronounced effect on the fund. Derivatives are also subject to a number of other risks, including market risk and liquidity risk. Since the value of derivatives is calculated and derived from the value of other assets, instruments, or references, there is a risk that they will be improperly valued. Derivatives also involve the risk that changes in their value may not correlate perfectly with the assets, rates, or indexes they are designed to hedge or closely track. Suitable derivatives transactions may not be available in all circumstances. The fund is also subject to the risk that the counterparty closes out the derivatives transactions upon the occurrence of certain triggering events. In addition, a portfolio manager may determine not to use derivatives to hedge or otherwise reduce risk exposure. Government legislation or regulation could affect the use of derivatives transactions and could limit the fund’s ability to pursue its investment strategies.

Options on Securities and Securities Indices. The fund may purchase and write (sell) call and put options on any securities and securities indices. These options may be listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The fund may write covered put and call options and purchase put and call options as a substitute for the purchase or sale of securities or to protect against declines in the value of portfolio securities and against increases in the cost of securities to be acquired.

Writing Covered Options. A call option on securities written by the fund obligates the fund to sell specified securities to the holder of the option at a specified price if the option is exercised at any time before the expiration date. A put option on securities written by the fund obligates the fund to purchase specified securities from the option holder at a specified price if the option is exercised at any time before the expiration date. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security. Writing covered call options may deprive the fund of the opportunity to profit from an increase in the market price of the securities in its portfolio. Writing covered put options may deprive the fund of the opportunity to profit from a decrease in the market price of the securities to be acquired for its portfolio.

All call and put options written by the fund are subject to the requirements outlined in the “Government Regulation of Derivatives” section.

The fund may terminate its obligations under an exchange-traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as “closing purchase transactions.”

Illiquid and Restricted Securities Risk. The fund may have significant exposure to restricted securities. Restricted securities are securities with restrictions on public resale, such as securities offered in accordance with an exemption under Rule 144A under the Securities Act of 1933 (the “1933 Act”), or commercial paper issued under Section 4(a)(2) of the 1933 Act. Restricted securities are often required to be sold in private sales to institutional buyers, markets for restricted securities may or may not be well developed, and restricted securities can be illiquid. The

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extent (if at all) to which a security may be sold or a derivative position closed without negatively impacting its market value may be impaired by reduced market activity or participation, legal restrictions or other economic and market impediments. Funds with principal investment strategies that involve investments in securities of companies with smaller market capitalizations, foreign securities, derivatives, or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. Exposure to liquidity risk may be heightened for funds that invest in securities of emerging markets and related derivatives that are not widely traded, and that may be subject to purchase and sale restrictions.

The capacity of traditional dealers to engage in fixed-income trading has not kept pace with the bond market’s growth. As a result, dealer inventories of corporate bonds, which indicate the ability to “make markets,” i.e., buy or sell a security at the quoted bid and ask price, respectively, are at or near historic lows relative to market size. Because market makers provide stability to fixed-income markets, the significant reduction in dealer inventories could lead to decreased liquidity and increased volatility, which may become exacerbated during periods of economic or political stress.

Purchasing Options. The fund would normally purchase call options in anticipation of an increase, or put options in anticipation of a decrease (“protective puts”), in the market value of securities of the type in which it may invest. The fund may also sell call and put options to close out its purchased options.

The purchase of a call option would entitle the fund, in return for the premium paid, to purchase specified securities or currency at a specified price during the option period. The fund would ordinarily realize a gain on the purchase of a call option if, during the option period, the value of such securities or currency exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the fund would realize either no gain or a loss on the purchase of the call option.

The purchase of a put option would entitle the fund, in exchange for the premium paid, to sell specified securities at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of the fund’s portfolio securities. Put options may also be purchased by the fund for the purpose of affirmatively benefiting from a decline in the price of securities which it does not own. The fund would ordinarily realize a gain if, during the option period, the value of the underlying securities decreased below the exercise price sufficiently to cover the premium and transaction costs; otherwise the fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of put options may be offset by countervailing changes in the value of the fund’s portfolio securities.

The fund’s options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Advisor. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

Risks Associated with Options Transactions. There is no assurance that a liquid secondary market on a domestic or foreign options exchange will exist for any particular exchange-traded option or at any particular time. If the fund is unable to effect a closing purchase transaction with respect to covered options it has written, the fund will not be able to sell the underlying securities and may not be able to dispose of assets held as collateral until the options expire or are exercised. Similarly, if the fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities or currencies.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times

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be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

The fund’s ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. The Advisor will determine the liquidity of each over-the-counter option in accordance with guidelines adopted by the Board of Trustees of the fund (the “Board”).

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the Advisor’s ability to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

Futures Contracts and Options on Futures Contracts. The fund may purchase and sell futures contracts based on various securities (such as U.S. government securities) and securities indices, and any other financial instruments and indices and purchase and write call and put options on these futures contracts. The fund may also enter into closing purchase and sale transactions with respect to any of these contracts and options. All futures contracts entered into by the fund are traded on U.S. or foreign exchanges or boards of trade that are licensed, regulated or approved by the Commodity Futures Trading Commission (“CFTC”).

Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments or currencies for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions, which may result in a profit or a loss. While futures contracts on securities will usually be liquidated in this manner, the fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures contracts are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

The fund may, for example, take a “short” position in the futures market by selling futures contracts in an attempt to hedge against an anticipated decline in market prices that would adversely affect the value of the fund’s portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the fund or securities with characteristics similar to those of the fund’s portfolio securities.

Options on Futures Contracts. The purchase of put and call options on futures contracts will give the fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of the fund’s assets. By writing a call option, the fund becomes obligated, in exchange for the premium (upon exercise of the option) to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the fund intends to purchase. However, the fund becomes obligated (upon exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. The loss incurred by the fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option of the same series. There is no guarantee that such closing transactions can be effected. The fund’s ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

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Other Considerations. The fund will engage in futures and related options transactions either for bona fide hedging or to facilitate portfolio management. The fund will not engage in futures or related options for speculative purposes. To the extent that the fund is using futures and related options for hedging purposes, futures contracts will be sold to protect against a decline in the price of securities that the fund owns or futures contracts will be purchased to protect the fund against an increase in the price of securities it intends to purchase. The fund will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities held by the fund or securities or instruments which it expects to purchase. To the extent that the fund engages in non-hedging transactions in futures contracts and options on futures to facilitate portfolio management, the aggregate initial margin and premiums required to establish these nonhedging positions will not exceed 5% of the net asset value of the fund’s portfolio, after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase.

Transactions in futures contracts and options on futures involve brokerage costs and require margin deposits. If the fund enters into a futures or options transaction, the fund will comply with the regulatory limitations outlined in the “Government Regulation of Derivatives” section.

While transactions in futures contracts and options on futures may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates or securities prices may result in a poorer overall performance for the fund than if it had not entered into any futures contracts or options transactions.

Perfect correlation between the fund’s futures positions and portfolio positions will be impossible to achieve. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the fund may be exposed to risk of loss.

Some futures contracts or options on futures may become illiquid under adverse market conditions. In addition, during periods of market volatility, a commodity exchange may suspend or limit trading in a futures contract or related option, which may make the instrument temporarily illiquid and difficult to price. Commodity exchanges may also establish daily limits on the amount that the price of a futures contract or related option can vary from the previous day’s settlement price. Once the daily limit is reached, no trades may be made that day at a price beyond the limit. This may prevent the fund from closing out positions and limiting its losses.

Interest Rate Swaps, Collars, Caps and Floors. In order to hedge the value of the fund’s portfolio against interest rate fluctuations or to facilitate portfolio management, the fund may, but is not required to, enter into various interest rate transactions such as interest rate swaps and the purchase or sale of interest rate caps and floors. To the extent that the fund enters into these transactions, the fund expects to do so primarily to preserve a return or spread on a particular investment or portion of its portfolio, to protect against any increase in the price of securities the fund anticipates purchasing at a later date or to manage the fund’s interest rate exposure on any debt securities or preferred shares issued by the fund for leverage purposes. The fund intends to use these transactions only as a hedge or to facilitate portfolio management. The fund is not required to hedge its portfolio and may choose not to do so. The fund cannot guarantee that any hedging strategies it uses will work.

Interest Rate Swaps. In an interest rate swap, the fund exchanges with another party their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). For example, if the fund holds a debt instrument with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. This would enable the fund to offset a decline in the value of the debt instrument due to rising interest rates but would also limit its ability to benefit from falling interest rates. Conversely, if the fund holds a debt instrument with an interest rate that is reset every week and it would like to lock in what it believes to be a high interest rate for one year, it may swap the right to receive interest at this variable weekly rate for the right to receive interest at a rate that is fixed for one year. Such a swap would protect the fund from a reduction in yield due to falling interest rates and may permit the fund to enhance its income through the positive differential between one week and one year interest rates, but would preclude it from taking full advantage of rising interest rates.

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The fund usually will enter into interest rate swaps on a net basis (i.e., the two payment streams are netted out with the fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the fund’s obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis. If the interest rate swap transaction is entered into on other than a net basis, the full amount of the fund’s obligations will be accrued on a daily basis.

Interest Rate Collars, Caps and Floors. The fund also may engage in interest rate transactions in the form of purchasing or selling interest rate caps or floors. The fund will not sell interest rate caps or floors that it does not own. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest equal to the difference of the index and the predetermined rate on a notional principal amount (i.e., the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor.

Typically, the parties with which the fund will enter into interest rate transactions will be broker-dealers and other financial institutions. The fund will not enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims-paying ability of the other party thereto is rated investment grade quality by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed by the Advisor to be equivalent to such rating. If there is a default by the other party to such a transaction, the fund will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with other similar instruments traded in the interbank market. Caps and floors, however, are less liquid than swaps. Certain federal income tax requirements may limit the fund’s ability to engage in interest rate swaps.

Credit Default Swap Agreements. The fund may enter into credit default swap agreements. The “buyer” in a credit default contract is obligated to pay the “seller” a periodic stream of payments over the term of the contract provided that no event of default on an underlying reference obligation has occurred. If an event of default occurs, the seller must pay the buyer the “par value” (full notional value) of the reference obligation in exchange for the reference obligation. The fund may be either the buyer or seller in the transaction. If the fund is a buyer and no event of default occurs, the fund loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for a reference obligation that may have little or no value. As a seller, the fund receives a fixed rate of income throughout the term of the contract, which can run between six months and ten years but is typically structured between three and five years, provided that there is no default event. If an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation. Credit default swaps involve greater risks than if the fund had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risks. The fund will enter into swap agreements only with counterparties who are rated investment grade by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed by the Advisor to be equivalent to such rating. A buyer also will lose its investment and recover nothing should an event of default occur. If an event of default were to occur, the value of the reference obligation received by the seller, coupled with the periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the fund.

If the fund enters into a credit default swap, the fund may be required to report the swap as a “listed transaction” for tax shelter reporting purposes on the fund’s federal income tax return. If the Internal Revenue Service (the “IRS”) were to determine that the credit default swap is a tax shelter, the fund could be subject to penalties under the Code.

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Warrants and Rights. Warrants and rights generally give the holder the right to receive, upon exercise and prior to the expiration date, a security of the issuer at a stated price. Funds typically use warrants and rights in a manner similar to their use of options on securities, as described in “General Characteristics of Options” above and elsewhere in this SAI. Risks associated with the use of warrants and rights are generally similar to risks associated with the use of options. Unlike most options, however, warrants and rights are issued in specific amounts, and warrants generally have longer terms than options. Warrants and rights are not likely to be as liquid as exchange-traded options backed by a recognized clearing agency. In addition, the terms of warrants or rights may limit the fund’s ability to exercise the warrants or rights at such time, or in such quantities, as the fund would otherwise wish.

The fund may in the future employ new or additional investment strategies and hedging instruments if those strategies and instruments are consistent with the fund’s investment objective and are permissible under applicable regulations governing the fund.

Additional Regulatory Limitations on the Use of Futures and Related Options, Interest Rate Floors, Caps and Collars and Interest Rate and Currency Swap Contracts. The CFTC has adopted regulations that subject registered investment companies and/or their investment advisors to regulation by the CFTC if the registered investment company invests more than a prescribed level of its NAV in commodity futures, options on commodities or commodity futures, swaps, or other financial instruments regulated under the Commodity Exchange Act (“CEA”) (“commodity interests”), or if the registered investment company markets itself as providing investment exposure to such commodity interests. The Advisor is registered as a commodity pool operator (“CPO”) under the CEA and is a National Futures Association member firm; however, the Advisor does not act in the capacity of a registered CPO with respect to the fund.

Although the Advisor is a registered CPO under the CEA and is a National Futures Association member firm, the Advisor has claimed an exemption from CPO registration pursuant to CFTC Rule 4.5 with respect to the fund. To remain eligible for this exemption, the fund must comply with certain limitations, including limits on trading in commodity interests, and restrictions on the manner in which the fund markets its commodity interests trading activities. These limitations may restrict the fund’s ability to pursue its investment strategy, increase the costs of implementing its strategy, increase its expenses and/or adversely affect its total return.

Government Regulation of Derivatives. The regulation of the U.S. and non-U.S. derivatives markets has undergone substantial change in recent years and such change may continue. In particular, on October 28, 2020, the SEC adopted new regulations governing the use of derivatives by registered investment companies (“Rule 18f-4” or the “Derivatives Rule”). Funds were required to implement and comply with Rule 18f-4 by August 19, 2022. Rule 18f-4 eliminates the asset segregation framework formerly used by funds to comply with Section 18 of the 1940 Act, as amended.

The Derivatives Rule mandates that the fund adopt and/or implement: (i) value-at-risk limitations (“VaR”); (ii) a written derivatives risk management program; (iii) new Board oversight responsibilities; and (iv) new reporting and recordkeeping requirements. In the event that a fund’s derivative exposure is 10% or less of its net assets, excluding certain currency and interest rate hedging transactions, it can elect to be classified as a limited derivatives user (“Limited Derivatives User”) under the Derivatives Rule, in which case the fund is not subject to the full requirements of the Derivatives Rule. Limited Derivatives Users are excepted from VaR testing, implementing a derivatives risk management program, and certain Board oversight and reporting requirements mandated by the Derivatives Rule. However, a Limited Derivatives User is still required to implement written compliance policies and procedures reasonably designed to manage its derivatives risks.

The Derivatives Rule also provides special treatment for reverse repurchase agreements, similar financing transactions and unfunded commitment agreements. Specifically, the fund may elect whether to treat reverse repurchase agreements and similar financing transactions as “derivatives transactions” subject to the requirements of the Derivatives Rule or as senior securities equivalent to bank borrowings for purposes of Section 18 of the 1940 Act. Repurchase agreements are not subject to the Derivatives Rule, but are still subject to other provisions of the 1940 Act. In addition, when-issued or forward settling securities transactions that physically settle within 35-days are deemed not to involve a senior security.

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Furthermore, it is possible that additional governmental regulation of various types of derivative instruments may limit or prevent the fund from using such instruments as part of its investment strategy, which could negatively impact the fund. New position limits imposed on the fund or its counterparty may also impact the fund’s ability to invest in futures, options, and swaps in a manner that efficiently meets its investment objective.

Use of extensive hedging and other strategic transactions by the fund will require, among other things, that the fund post collateral with counterparties or clearinghouses, and/or are subject to the Derivatives Rule regulatory limitations as outlined above.

Futures Contracts and Options on Futures Contracts. In the case of a futures contract or an option on a futures contract, the fund must deposit initial margin and, in some instances, daily variation margin, to meet its obligations under the contract. These assets may consist of cash, cash equivalents, liquid debt, equity securities or other acceptable assets.

Multinational Companies Risk. To the extent that the fund invests in the securities of companies with foreign business operations, it may be riskier than funds that focus on companies with primarily U.S. operations. Multinational companies may face certain political and economic risks, such as foreign controls over currency exchange; restrictions on monetary repatriation; possible seizure, nationalization or expropriation of assets; and political, economic or social instability. These risks are greater for companies with significant operations in developing countries.

Short-Term Trading and Portfolio Turnover. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. The fund may engage in short-term trading in response to stock market conditions, changes in interest rates or other economic trends and developments, or to take advantage of yield disparities between various fixed-income securities in order to realize capital gains or improve income. Short-term trading may have the effect of increasing portfolio turnover rate. A high rate of portfolio turnover (100% or greater) involves correspondingly greater brokerage transaction expenses and may make it more difficult for the fund to qualify as a RIC for federal income tax purposes (for additional information about qualification as a RIC under the Code, see “Additional Information Concerning Taxes” in this SAI). See specific fund details in the “Portfolio Turnover” section of this SAI.

Real Estate Securities. Investing in securities of companies in the real estate industry subjects the fund to the risks associated with the direct ownership of real estate. These risks include:

•	Declines in the value of real estate;

•	Risks related to general and local economic conditions;

•	Possible lack of availability of mortgage funds;

•	Overbuilding;

•	Extended vacancies of properties;

•	Increased competition;

•	Increases in property taxes and operating expenses;

•	Changes in zoning laws;

•	Losses due to costs resulting from the cleanup of environmental problems;

•	Liability to third parties for damages resulting from environmental problems;

•	Casualty or condemnation losses;

•	Limitations on rents;

•	Changes in neighborhood values and the appeal of properties to tenants;

•	Changes in interest rates; and

•	Liquidity risk.

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Therefore, to the extent that the fund invests a substantial amount of its assets in securities of companies in the real estate industry, the value of the fund’s shares may change at different rates compared to the value of shares of the fund with investments in a mix of different industries.

Securities of companies in the real estate industry have been and may continue to be negatively affected by a widespread health crisis such as a global pandemic. Potential impacts on the real estate market may include lower occupancy rates, decreased lease payments, defaults and foreclosures, among other consequences. These impacts could adversely affect corporate borrowers and mortgage lenders, the value of mortgage-backed securities, the bonds of municipalities that depend on tax revenues and tourist dollars generated by such properties, and insurers of the property and/or of corporate, municipal or mortgage-backed securities. It is not known how long such impacts, or any future impacts of other significant events, will last.

Securities of companies in the real estate industry include equity real estate investment trusts (“REITs”) and mortgage REITs. Equity REITs may be affected by changes in the value of the underlying property owned by the REIT, while mortgage REITs may be affected by the quality of any credit extended. Further, equity and mortgage REITs are dependent upon management skills and generally may not be diversified. Equity and mortgage REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidations. In addition, equity and mortgage REITs could possibly fail to qualify for tax-free pass-through of income under the Code or to maintain their exemptions from registration under the Investment Company Act of 1940, as amended (the “1940 Act”). The above factors may also adversely affect a borrower’s or a lessee’s ability to meet its obligations to a REIT. In the event of a default by a borrower or lessee, a REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

In addition, even the larger REITs in the industry tend to be small- to medium-sized companies in relation to the equity markets as a whole. Moreover, shares of REITs may trade less frequently and, therefore, are subject to more erratic price movements, than securities of larger issuers.

Operational and Cybersecurity Risk. With the increased use of technologies, such as mobile devices and cloud-based service offerings and the dependence on the internet and computer systems to perform necessary business functions, the fund’s service providers are susceptible to operational and information or cybersecurity risks that could result in losses to the fund and its shareholders. Cybersecurity breaches are either intentional or unintentional events that allow an unauthorized party to gain access to fund assets, customer data, or proprietary information, or cause the fund or a fund service provider to suffer data corruption or lose operational functionality. Intentional cybersecurity incidents include: unauthorized access to systems, networks, or devices (such as through “hacking” activity or “phishing”); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cyberattacks can also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on the service providers’ systems or websites rendering them unavailable to intended users or via “ransomware” that renders the systems inoperable until appropriate actions are taken. In addition, unintentional incidents can occur, such as the inadvertent release of confidential information.

A cybersecurity breach could result in the loss or theft of customer data or funds, loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs, any of which could have a substantial impact on the fund. For example, in a denial of service, fund shareholders could lose access to their electronic accounts indefinitely, and employees of the Advisor, the Subadvisor, or the fund’s other service providers may not be able to access electronic systems to perform critical duties for the fund, such as trading, NAV calculation, shareholder accounting, or fulfilment of fund share purchases and redemptions. Cybersecurity incidents could cause the fund, the Advisor, the Subadvisor, or other service provider to incur regulatory penalties, reputational damage, compliance costs associated with corrective measures, or financial loss. They may also result in violations of applicable privacy and other laws. In addition, such incidents could affect issuers in which the fund invests, thereby causing the fund’s investments to lose value.

Cyber-events have the potential to materially affect the fund and the Advisor’s relationships with accounts, shareholders, clients, customers, employees, products, and service providers. The fund has established risk management systems reasonably designed to seek to reduce the risks associated with cyber-events. There is no guarantee that the fund will be able to prevent or mitigate the impact of any or all cyber-events.

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The fund is exposed to operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the fund’s service providers, counterparties, or other third parties, failed or inadequate processes and technology or system failures.

The Advisor, the Subadvisor, and their affiliates have established risk management or operational failure systems that seek to reduce cybersecurity and operational risks, and business continuity plans in the event of a cybersecurity breach or operational failure. However, there are inherent limitations in such plans, including that certain risks have not been identified, and there is no guarantee that such efforts will succeed, especially since none of the Advisor, the Subadvisor, or their affiliates controls the cybersecurity or operational systems of the fund’s third-party service providers (including the fund’s Custodian), or those of the issuers of securities in which the fund invests.

In addition, other disruptive events, including (but not limited to) natural disasters and public health crises, may adversely affect the fund’s ability to conduct business, in particular if the fund’s employees or the employees of its service providers are unable or unwilling to perform their responsibilities as a result of any such event. Even if the fund’s employees and the employees of its service providers are able to work remotely, those remote work arrangements could result in the fund’s business operations being less efficient than under normal circumstances, could lead to delays in its processing of transactions, and could increase the risk of cyber-events.

Market Events. Events in certain sectors have historically resulted, and may in the future result, in an unusually high degree of volatility in the financial markets, both domestic and foreign. These events have included, but are not limited to: bankruptcies, corporate restructurings, and other similar events; bank failures; governmental efforts to limit short selling and high frequency trading; measures to address U.S. federal and state budget deficits, social, political, and economic instability in Europe; economic stimulus by the Japanese central bank; dramatic changes in energy prices and currency exchange rates; and China’s economic slowdown. Interconnected global economies and financial markets increase the possibility that conditions in one country or region might adversely impact issuers in a different country or region. Both domestic and foreign equity markets have experienced increased volatility and turmoil, with issuers that have exposure to the real estate, mortgage, and credit markets particularly affected. Financial institutions could suffer losses as interest rates rise or economic conditions deteriorate.

In addition, relatively high market volatility and reduced liquidity in credit and fixed-income markets may adversely affect many issuers worldwide. Actions taken by the U.S. Federal Reserve (the “Fed”) or foreign central banks to stimulate or stabilize economic growth, such as interventions in currency markets, could cause high volatility in the equity and fixed-income markets. Reduced liquidity may result in less money being available to purchase raw materials, goods, and services from emerging markets, which may, in turn, bring down the prices of these economic staples. It may also result in emerging-market issuers having more difficulty obtaining financing, which may, in turn, cause a decline in their securities prices.

In response to certain economic conditions, including periods of high inflation, governmental authorities and regulators may respond with significant fiscal and monetary policy changes such as raising interest rates. The fund may be subject to heightened interest rate risk when the Fed raises interest rates. Recent and potential future changes in government monetary policy may affect interest rates. It is difficult to accurately predict the timing, frequency or magnitude of potential interest rate increases or decreases by the Fed and the evaluation of macro-economic and other conditions that could cause a change in approach in the future. If the Fed and other central banks increase the federal funds rate and equivalent rates, such increases generally will cause market interest rates to rise, and could cause the value of the fund’s investments, and the fund’s NAV, to decline, potentially suddenly and significantly. As a result, the fund may experience high redemptions and, as a result, increased portfolio turnover, which could increase the costs that the fund incurs and may negatively impact the fund’s performance.

In addition, as the Fed increases the target Fed funds rate, any such rate increases, among other factors, could cause markets to experience continuing high volatility. A significant increase in interest rates may cause a decline in the market for equity securities. These events and the possible resulting market volatility may have an adverse effect on the fund.

Political turmoil within the United States and abroad may also impact the fund. Although the U.S. government has honored its credit obligations, it remains possible that the United States could default on its obligations. While it is impossible to predict the consequences of such an unprecedented event, it is likely that a default by the United States

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would be highly disruptive to the United States and global securities markets and could significantly impair the value of the fund’s investments. Similarly, political events within the United States at times have resulted, and may in the future result, in a shutdown of government services, which could negatively affect the U.S. economy, decrease the value of many fund investments, and increase uncertainty in or impair the operation of the United States or other securities markets. In recent years, the U.S. renegotiated many of its global trade relationships and imposed or threatened to impose significant import tariffs. These actions could lead to price volatility and overall declines in U.S. and global investment markets.

A widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, which may lead to less liquidity in certain instruments, industries, sectors or the markets generally, and may ultimately affect fund performance. For example, the coronavirus (COVID-19) pandemic has resulted and may continue to result in significant disruptions to global business activity and market volatility due to disruptions in market access, resource availability, facilities operations, imposition of tariffs, export controls and supply chain disruption, among others. While many countries have lifted some or all restrictions related to the coronavirus (COVID-19) and the United States ended the public health emergency and national emergency declarations relating to the coronavirus (COVID-19) pandemic on May 11, 2023, the continued impact of coronavirus (COVID-19) and related variants is uncertain. The impact of a health crisis and other epidemics and pandemics that may arise in the future, could affect the global economy in ways that cannot necessarily be foreseen at the present time. A health crisis may exacerbate other pre-existing political, social and economic risks. Any such impact could adversely affect the fund’s performance, resulting in losses to your investment.

Political and military events, including in Ukraine, North Korea, Russia, Venezuela, Iran, Syria, and other areas of the Middle East, and nationalist unrest in Europe and South America, also may cause market disruptions.

As a result of continued political tensions and armed conflicts, including the Russian invasion of Ukraine commencing in February of 2022, the extent and ultimate result of which are unknown at this time, the United States and the EU, along with the regulatory bodies of a number of countries, have imposed economic sanctions on certain Russian corporate entities and individuals, and certain sectors of Russia’s economy, which may result in, among other things, the continued devaluation of Russian currency, a downgrade in the country’s credit rating, and/or a decline in the value and liquidity of Russian securities, property or interests. These sanctions could also result in the immediate freeze of Russian securities and/or funds invested in prohibited assets, impairing the ability of the fund to buy, sell, receive or deliver those securities and/or assets. These sanctions or the threat of additional sanctions could also result in Russia taking counter measures or retaliatory actions, which may further impair the value and liquidity of Russian securities. The United States and other nations or international organizations may also impose additional economic sanctions or take other actions that may adversely affect Russia-exposed issuers and companies in various sectors of the Russian economy. Any or all of these potential results could lead Russia’s economy into a recession. Economic sanctions and other actions against Russian institutions, companies, and individuals resulting from the ongoing conflict may also have a substantial negative impact on other economies and securities markets both regionally and globally, as well as on companies with operations in the conflict region, the extent to which is unknown at this time. The United States and the EU have also imposed similar sanctions on Belarus for its support of Russia’s invasion of Ukraine. Additional sanctions may be imposed on Belarus and other countries that support Russia. Any such sanctions could present substantially similar risks as those resulting from the sanctions imposed on Russia, including substantial negative impacts on the regional and global economies and securities markets.

In addition, there is a risk that the prices of goods and services in the United States and many foreign economies may decline over time, known as deflation. Deflation may have an adverse effect on stock prices and creditworthiness and may make defaults on debt more likely. If a country’s economy slips into a deflationary pattern, it could last for a prolonged period and may be difficult to reverse. Further, there is a risk that the present value of assets or income from investments will be less in the future, known as inflation. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the fund’s investments may be affected, which may reduce the fund’s performance. Further, inflation may lead to the rise in interest rates, which may negatively affect the value of debt instruments held by the fund, resulting in a negative impact on the fund’s performance. Generally, securities issued in emerging markets are subject to a greater risk of inflationary or deflationary forces, and more developed markets are better able to use monetary policy to normalize markets.

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INVESTMENT RESTRICTIONS

The fund’s investment restrictions are subject to, and may be impacted and limited by, the federal securities laws, rules and regulations, including the 1940 Act and Rule 18f-4 thereunder.

The investment policies and strategies of the fund described in this SAI and the Prospectus, except for the seven investment restrictions designated as fundamental policies under this caption, are not fundamental and may be changed by the Board without shareholder approval.

Fundamental Investment Restrictions

As referred to above, the following seven investment restrictions of the fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the fund’s outstanding voting securities, which as used in this SAI means the lesser of (a) 67% of the shares of the fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the fund. As a matter of fundamental policy:

(1)

Concentration. The fund will not concentrate its investments in any industry. For purposes of this restriction, (1) “concentrate” means invest more than 25% of the fund’s total assets (measured at the time of any investment) in any industry and (2) the fund treats: (A) each of the following, without limitation, as a separate industry: commercial real estate (office), commercial real estate (warehouse), commercial real estate (retail), commercial real estate (hospitality), commercial real estate (multifamily), aircraft (narrow body), aircraft (wide body), shipping (bulk), shipping (container), shipping (tankers), healthcare (drugs), healthcare (devices), consumer loans, residential real estate loans and auto loans; (B) treats different types of securitizations as separate industries based on the underlying asset type (for example, investments in securitizations of commercial real estate (office), commercial real estate (warehouse), commercial real estate (retail), commercial real estate (hospitality), commercial real estate (multifamily), aircraft (narrow body), aircraft (wide body), shipping (bulk), shipping (container), shipping (tankers), healthcare (drugs), healthcare (devices), consumer loans, residential real estate loans and of auto loans are each treated as separate industries from each other); and (C) treats investments in securitizations of each type of underlying asset as a separate industry from investments directly in the underlying asset type (for example, investments in securitizations of residential real estate loans are treated as a separate industry from direct investments in such loans).

(2)	Borrowing. The fund may not borrow money, except as permitted under the 1940 Act and as interpreted or modified by regulatory authority having jurisdiction, from time to time.

(3)

Underwriting. The fund may not engage in the business of underwriting securities issued by others, except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.

(4)

Real Estate. The fund may not purchase or sell real estate, which term does not include securities of companies which deal in real estate or mortgages or investments secured by real estate or interests therein, except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.

(5)	Commodities. The fund may not purchase or sell commodities, except as permitted under the 1940 Act and as interpreted or modified by regulatory authority having jurisdiction, from time to time.

(6)	Loans. The fund may make loans to the extent permitted under the 1940 Act and as interpreted or modified by regulatory authority having jurisdiction, from time to time.

(7)	Senior Securities. The fund may not issue senior securities, except as permitted under the 1940 Act and as interpreted or modified by regulatory authority having jurisdiction, from time to time.

In regard to restriction (2), the fund may borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of fund securities. The 1940 Act currently requires that the fund have 300% asset coverage at the time of borrowing with respect to all borrowings other than temporary borrowings.

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For purposes of construing restriction (1), securities of the U.S. government, its agencies, or instrumentalities are not considered to represent industries. Tax-exempt municipal obligations backed by the credit of a governmental entity also are not considered to represent industries.

Whenever an investment policy or investment restriction set forth in the Prospectus or this SAI states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of the fund’s acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances or any subsequent rating change made by a rating agency (or as determined by the Subadvisor if the security is not rated by a rating agency) will not compel the fund to dispose of such security or other asset. Notwithstanding the foregoing, the fund must always be in compliance with the borrowing policies set forth above.

PERIODIC REPURCHASE OFFERS, MANDATORY REPURCHASES AND TRANSFERS OF SHARES

Periodic Repurchase Offers. As discussed in the Prospectus, offers to repurchase the fund’s shares of beneficial interest (the “Shares”) will be made by the fund on a regular basis. The fund is structured as an “interval fund” and has adopted a fundamental policy pursuant to Rule 23c-3 under the 1940 Act, to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV per share reduced by any applicable repurchase fee. Notices of each quarterly repurchase offer are sent to Shareholders of record at least 21 days before the “Repurchase Request Deadline” (i.e., the latest date on which Shareholders can tender their Shares in response to a repurchase offer). This notice may be included with a Shareholder report or other fund document. For the avoidance of doubt, Shareholders may withdraw or modify their tenders at any time prior to the Repurchase Request Deadline pursuant to Rule 23c-3(b)(6) under the 1940 Act. In addition, the fund cannot require that a minimum number of Shares be tendered pursuant to Rule 23c-3(b)(1) under the 1940 Act.

Shareholders which invest in the fund through a financial intermediary will be provided the notice by the financial intermediary. This notice will also be posted on the fund’s website at https://www.jhinvestments.com/investments/interval-and-tender-offer-funds/alternativefunds/cqs-multi-asset-credit-fund-i-jmcfx. The fund determines the net asset value applicable to repurchases no later than fourteen (14) days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The fund expects to distribute payment to Shareholders no later than seven (7) calendar days after such date (the “Repurchase Payment Deadline”). The fund’s Shares are not listed on any securities exchange, and the fund anticipates that no secondary market will develop for its Shares. Accordingly, investors may not be able to sell Shares when and/or in the amount desired. Thus, Shares are appropriate only as a long-term investment. In addition, the fund’s repurchase offers may subject the fund and Shareholders to special risks. The Repurchase Request Deadline will be strictly observed.

Mandatory Repurchases. As noted in the Prospectus, the fund has the right to repurchase Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances. Such mandatory repurchases may be made if:

•	Shares have been transferred or such Shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Shareholder; or

•

ownership of Shares by a Shareholder or other person will cause the fund to be in violation of, or subject the fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction; or

•

continued ownership of such Shares may be harmful or injurious to the business or reputation of the fund or the Advisor, or may subject the fund or any Shareholders to an undue risk of adverse tax or other fiscal consequences; or

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•	any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true; or

•	it would be in the best interests of the fund and Shareholders to repurchase Shares.

Transfer of Shares. No person shall become a substituted Shareholder of the fund without the consent of the fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other circumstances, with the consent of the fund (which may be withheld in its sole discretion).

Notice to the fund of any proposed transfer must include evidence satisfactory to the Board or its delegate that the proposed transferee, at the time of transfer, meets any requirements imposed by the fund with respect to investor eligibility and suitability. Notice of a proposed transfer of Shares must also be accompanied by a properly completed application in respect of the proposed transferee. In connection with any request to transfer Shares (or portions thereof), the fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the fund as to such matters as the fund may reasonably request. The Board generally will not consent to a transfer if, after the transfer of the Shares, the balance of the account of each of the transferee and transferor is less than $25,000. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the fund in connection with the transfer and such fees will be paid by the transferor prior to the transfer being effectuated. If such fees have been incurred by the fund and have not been paid by the transferor for any reason, including a decision to not transfer the interests, the fund reserves the right to deduct such expenses from the Shareholder’s account.

Any transferee meeting the fund’s eligibility requirements that acquires Shares in the fund by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Shareholder or otherwise, will be entitled to the allocations and distributions allocable to the Shares so acquired and to transfer such Shares in accordance with the terms of the Declaration of Trust, but will not be entitled to the other rights of a Shareholder unless and until such transferee becomes a substituted Shareholder as provided in the Declaration of Trust. If a Shareholder transfers Shares with the approval of the Board, the fund will promptly take all necessary actions to admit such transferee or successor to the fund as a Shareholder. Each Shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the fund in connection with such transfer. If such a transferee does not meet the Shareholder eligibility requirements, the fund reserves the right to repurchase its Shares. Any transfer of Shares in violation of the Declaration of Trust will not be permitted and will be void.

The Declaration of Trust provides, in part, that each Shareholder has agreed to indemnify and hold harmless the fund, the Subadvisor, the Advisor, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Shareholder in violation of these provisions or any misrepresentation made by such Shareholder in connection with any such transfer.

PORTFOLIO TURNOVER

The fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Subadvisor, investment considerations warrant such action. The fund’s annual rate of portfolio turnover may vary from year to year as well as within a year. A high rate of portfolio turnover (100% or more) generally involves correspondingly greater brokerage commission expenses, which must be borne directly by the fund and could generate short-term capital gain taxable as ordinary income, which could have a negative impact on the fund’s performance over time. Portfolio turnover is calculated by dividing the lesser of purchases or sales of fund securities during the fiscal year by the monthly average of the value of the fund’s securities (excluded from the computation are all securities, including options, with maturities at the time of acquisition of one year or less). The portfolio turnover rate for the fund for the fiscal period ended October 31, 2024 was 28%.

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MANAGEMENT OF THE FUND

Board’s Oversight Role in Management

Pursuant to the Declaration of Trust and By-Laws, the fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the fund’s management and operations. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the fund, primarily the Advisor, have responsibility for the day-to-day management of the fund, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the Board, acting at its scheduled meetings and between Board meetings, regularly interacts with and receives reports from senior personnel of service providers, including the Advisor’s senior managerial and financial officers, the fund’s and the Advisor’s Chief Compliance Officer and portfolio management personnel. The Board’s Audit Committee, which consists of all of the fund’s Independent Trustees, meets during its scheduled meetings, and, as appropriate, the chair of the Audit Committee maintains contact with the independent registered public accounting firm and Principal Accounting Officer of the fund. The Audit Committee met three times during the fiscal period ended October 31, 2024. The Board also receives periodic presentations from senior personnel of the Advisor regarding risk management generally, as well as information regarding specific operational, compliance or investment areas, such as business continuity, valuation and investment research. The Board has adopted policies and procedures designed to address certain risks to the fund. In addition, the Advisor and other service providers to the fund have adopted a variety of policies, procedures and controls designed to address particular risks to the fund. Different processes, procedures and controls are employed with respect to different types of risks. However, it is not possible to eliminate all of the risks applicable to the fund. The Board also receives reports from counsel to the fund or the Board’s own independent legal counsel regarding regulatory compliance and governance matters. The Board’s oversight role does not make the Board a guarantor of the fund’s investments or activities.

Board Composition and Leadership Structure

To rely on certain exemptive rules under the 1940 Act, a majority of the fund’s Board members must not be “interested persons” (as defined in the 1940 Act) of the fund (the “Independent Trustees”), and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. The Trustees elect officers who are responsible for the day-to-day operations of the fund and who execute policies formulated by the Trustees. Currently, the Board has four Trustees, three of whom are Independent Trustees, including the Chairman of the Board.

The fund’s Trustees, including the three Independent Trustees, interact directly with senior management of the Advisor at scheduled meetings and between meetings as appropriate and an Independent Trustee chairs the Audit Committee. The Board has determined that its leadership structure, is appropriate in light of the specific characteristics and circumstances of the fund, including, but not limited to: (i) the services that the Advisor provides to the fund and potential conflicts of interest that could arise from this relationship, (ii) the extent to which the day-to-day operations of the fund are conducted by fund officers, respectively, and employees of the Advisor, (iii) the Board’s oversight role in management of the fund, and (iv) the Board’s size and the cooperative working relationship among the Independent Trustees and among all Trustees.

Risk Oversight

As a registered investment company, the fund is subject to a variety of risks, including investment risks (such as, among others, market risk, credit risk and interest rate risk), financial risks (such as, among others, settlement risk, liquidity risk and valuation risk), compliance risks, and operational risks. As a part of its overall activities, the Board oversees the fund’s risk management activities that are implemented by the Advisor, the fund’s Chief Compliance Officer (“CCO”) and other service providers to the fund. The Advisor has primary responsibility for the fund’s risk management on a day-to-day basis as a part of its overall responsibilities. The Subadvisor, subject to oversight of the Advisor, is primarily responsible for managing investment and financial risks as a part of its day-to-day investment responsibilities, as well as operational and compliance risks at its firm. The Advisor and the CCO also assist the Board in overseeing compliance with investment policies of the fund and regulatory requirements, and monitor the implementation of the various compliance policies and procedures approved by the Board as a part of its oversight responsibilities.

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The Advisor identifies to the Board the risks that it believes may affect the fund and develops processes and controls regarding such risks. However, risk management is a complex and dynamic undertaking and it is not always possible to comprehensively identify and/or mitigate all such risks at all times since risks are at times impacted by external events. In discharging its oversight responsibilities, the Board considers risk management issues throughout the year with the assistance of its Audit Committee. The Audit Committee meets at least quarterly and presents reports to the Board, which may prompt further discussion of issues concerning the oversight of the fund’s risk management. The Board as a whole also reviews written reports or presentations on a variety of risk issues as needed and may discuss particular risks that are not addressed in the committee process.

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Information About Each Board Member’s Experience, Qualifications, Attributes or Skills

The tables below present certain information regarding the Trustees and officers of the fund, including their principal occupations which, unless specific dates are shown, are of at least five years’ duration. In addition, the table includes information concerning other directorships held by each Trustee in other registered investment companies or publicly traded companies. Information is listed separately for each Trustee who is an “interested person” (as defined in the 1940 Act) of the fund (each a “Non-Independent Trustee”) and the Independent Trustees. As of October 31, 2024, the “John Hancock Fund Complex” consisted of 185 funds (including separate series of series mutual funds). Board members of the fund, together with information as to their positions with the fund, principal occupations and other board memberships for the past five years, are shown below. The address of each Trustee and officer of the fund is 197 Clarendon Street, Boston, Massachusetts, 02116.

Name (Birth Year)	Current Position with the Fund	Principal Occupation(s) and Other Directorships During the Past 5 Years	Number of Funds in John Hancock Fund Complex Overseen by Trustee
Independent Trustees

Hassell H. McClellan (1945)	Trustee and Chairperson of the Board (since 2024)	Trustee of Berklee College of Music (since 2022); Director/Trustee, Virtus Funds (2008-2020); Director, The Barnes Group (2010-2021); Associate Professor, The Wallace E. Carroll School of Management, Boston College (retired 2013). Trustee (since 2005) and Chairperson of the Board (since 2017) of various trusts within the John Hancock Fund Complex.	185

William H. Cunningham (1944)	Trustee (since 2024)	Professor, University of Texas, Austin, Texas (since 1971); former Chancellor, University of Texas System and former President of the University of Texas, Austin, Texas; Director (since 2006), Lincoln National Corporation (insurance); Chairman of the Board, Nuclein (since 2020); Director, Southwest Airlines (2000–2024). Trustee of various trusts within the John Hancock Fund Complex (since 1986).	182

Grace K. Fey (1946)	Trustee (since 2024)	Chief Executive Officer, Grace Fey Advisors (since 2007); Director and Executive Vice President, Frontier Capital Management Company (1988–2007); Director, Fiduciary Trust (since 2009). Trustee of various trusts within the John Hancock Fund Complex (since 2008).	185

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Non-Independent Trustee

Name (Birth Year)	Current Position with the Fund	Principal Occupation(s) and Other Directorships During the Past 5 Years	Number of Funds in John Hancock Fund Complex Overseen by Trustee

Andrew G. Arnott[1] (1971)	Trustee and President (since 2024)

Global Head of Retail for Manulife (since 2022); Head of Wealth and Asset Management, United States and Europe, for John Hancock and Manulife (2018-2023); Director and Chairman, John Hancock Investment Management LLC (2005-2023, including prior positions); Director and Chairman, John Hancock Variable Trust Advisers LLC (2006-2023, including prior positions); Director and Chairman, John Hancock Investment Management Distributors LLC (2004-2023, including prior positions); President of various trusts within the John Hancock Fund Complex (since 2007, including prior positions).

Trustee of various trusts within the John Hancock Fund Complex (since 2017).

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[1]	The Trustee is a Non-Independent Trustee due to current or former positions with the Advisor and certain of its affiliates.

The following table presents information regarding the current principal officers of the fund who are not Trustees, including their principal occupations which, unless specific dates are shown, are of at least five years’ duration. Each of the officers is an affiliated person of the Advisor. All of the officers listed are officers or employees of the Advisor or its affiliates.

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Principal Officers who are not Trustees

Name (Birth Year)	Current Position(s) with the Fund1	Principal Occupation(s) During Past 5 Years

Fernando A. Silva (1977)	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) (since 2024)	Director, Fund Administration and Assistant Treasurer, John Hancock Funds (2016-2020); Assistant Treasurer, John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (since 2020); Assistant Vice President, John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (since 2021); Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) of various trusts within the John Hancock Fund Complex (since 2024).

Salvatore Schiavone (1965)	Treasurer (since 2024)	Assistant Vice President, John Hancock Financial Services (since 2007); Vice President, John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (since 2007); Treasurer of various trusts within the John Hancock Fund Complex (since 2007, including prior positions).

Christopher (Kit) Sechler (1973)	Secretary and Chief Legal Officer (since 2024)	Vice President and Deputy Chief Counsel, John Hancock Investment Management (since 2015); Assistant Vice President and Senior Counsel (2009–2015), John Hancock Investment Management; Assistant Secretary of John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (since 2009); Chief Legal Officer and Secretary of various trusts within the John Hancock Fund Complex (since 2009, including prior positions).

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Name (Birth Year)	Current Position(s) with the Fund1	Principal Occupation(s) During Past 5 Years
Trevor Swanberg (1979)	Chief Compliance Officer (since 2024)	Chief Compliance Officer, John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (since 2020); Deputy Chief Compliance Officer, John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (2019–2020); Assistant Chief Compliance Officer, John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (2016–2019); Vice President, State Street Global Advisors (2015–2016); Chief Compliance Officer of various trusts within the John Hancock Fund Complex (since 2016, including prior positions).

1	Each officer holds office for an indefinite term until his or her successor is duly elected and qualified or until he/she dies, retires, resigns, is removed or becomes disqualified.

Additional Information about the Trustees

Additional information about each Trustee follows (supplementing the information provided in the table above) that describes some of the specific experiences, qualifications, attributes or skills that the Trustee possesses which the Board believes has prepared them to be effective Board members. Each Trustee believes that the significance of each Trustee’s experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Trustee may not have the same value for another) and that these factors are best evaluated at the board level, with no single Trustee, or particular factor, being indicative of board effectiveness. Each Board member believes that collectively the Trustees have balanced and diverse experience, skills, attributes and qualifications that allow the Board to operate effectively in governing the fund and protecting the interests of Investors. Among the attributes common to all Trustees is their ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; each Board member believes that each member satisfies this standard. Experience relevant to having this ability may be achieved through a Trustee’s educational background; business, professional training or practice (e.g., accounting or securities), public service or academic positions; experience from service as a board member; and/or other life experiences. The Board and any committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.

Independent Trustees

William H. Cunningham — Mr. Cunningham has management and operational oversight experience as a former Chancellor and President of a major university. Mr. Cunningham regularly teaches a graduate course in corporate governance at the law school and at the Red McCombs School of Business at The University of Texas at Austin. He also has oversight and corporate governance experience as a current and former director of a number of operating companies, including an insurance company. For the fund, Mr. Cunningham serves on the Board’s Audit Committee and as Chair of the Nominating and Governance Committee.

Grace K. Fey — Ms. Fey has significant governance, financial services, and asset management industry expertise based on her extensive non-profit board experience, as well as her experience as a consultant to non-profit and corporate boards, and as a former director and executive of an investment management firm. For the fund, Ms. Fey serves as Chair of the Board’s Audit Committee and serves on the Nominating and Governance Committee.

Hassell H. McClellan — As a former professor of finance and policy in the graduate management department of a major university, a director of a public company, and as a former director of several privately held companies, Mr. McClellan has experience in corporate and financial matters. He also has experience as a director of other investment companies not affiliated with the fund. For the fund, Mr. McClellan serves as Chairman of the Board and serves on the Board’s Audit Committee and Nominating and Governance Committee.

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Non-Independent Trustee

Andrew G. Arnott — As current and former President of various trusts within the John Hancock Fund Complex, and through his positions as Global Head of Retail for Manulife; and Trustee of the John Hancock Fund Complex, Mr. Arnott has experience in the management of investments, registered investment companies, variable annuities and retirement products, enabling him to provide management input to the Board.

Compensation of Trustees

The fund pays fees to its Independent Trustees. Trustees also are reimbursed for travel and other out-of-pocket expenses.

The following table provides information regarding the compensation paid by the fund and the other investment companies in the John Hancock Fund Complex to the Independent Trustees for their services during the fund’s fiscal period ended October 31, 2024.

Compensation Table1

Independent Trustees	Fund	John Hancock Fund Complex
William H. Cunningham, Trustee	$12,500	$546,520
Grace K. Fey, Trustee	$12,500	$704,020
Hassell H. McClellan, Trustee	$15,000	$859,220

[1]	The fund does not have a pension or retirement plan for its Trustees.

Trustee Ownership of Shares of John Hancock Funds

The table below sets forth the aggregate dollar range of equity securities beneficially owned by the Trustees in the fund and in all other funds in the family of investment companies of the fund overseen by each Trustee as of December 31, 2024. The information as to beneficial ownership is based on statements furnished to the fund by the Trustees. Each of the Trustees has all voting and investment powers with respect to the shares indicated.

Trustees	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds Overseen by Trustee
Independent Trustees
William H. Cunningham	None	Over $100,000
Grace K. Fey	None	Over $100,000
Hassell H. McClellan	None	Over $100,000
Interested Trustee
Andrew G. Arnott	None	Over $100,000

CONTROL PERSONS

As of February 1, 2025, the officers and Trustees of the fund as a group owned beneficially less than 1% of the outstanding shares of the fund.

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As of February 1, 2025, John Hancock Life Insurance Company (U.S.A.) and its partners, located at 200 Berkeley Street, Boston, Massachusetts, 02116, owned beneficially 100% of the outstanding Class I Shares of the fund. For so long as such entity has a greater than 25% interest in the outstanding voting securities of the fund, it may be deemed to be a “control person” of the fund for purposes of the 1940 Act and therefore could determine the outcome of a Shareholder meeting with respect to a proposal directly affecting the fund or that share class, as applicable.

Codes of Ethics

Each of the fund, the Advisor, the Distributor, and the Subadvisor has adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes apply to the fund and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings, private placements or certain other securities. The Ethics Codes can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Codes are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-0102.

INVESTMENT ADVISORY AND OTHER SERVICES

THE ADVISOR

The Advisor is a Delaware limited liability company whose principal offices are located at 200 Berkeley Street, Boston, Massachusetts 02116 and serves as the fund’s investment advisor. The Advisor is registered with the SEC as an investment advisor under the Advisers Act.

Founded in 1968, the Advisor is an indirect principally owned subsidiary of John Hancock Life Insurance Company (U.S.A.), a subsidiary of Manulife Financial Corporation (“Manulife Financial” or the “Company”). Manulife Financial is the holding company of The Manufacturers Life Insurance Company (the “Life Company”) and its subsidiaries. John Hancock Life Insurance Company (U.S.A.) and its subsidiaries (“John Hancock”) offer a broad range of financial products and services, including whole, term, variable, and universal life insurance, as well as college savings products, mutual funds, fixed and variable annuities, long-term care insurance and various forms of business insurance. Additional information about John Hancock may be found on its website at johnhancock.com.

The Advisor’s parent company has been helping individuals and institutions work toward their financial goals since 1862. The Advisor offers investment solutions managed by institutional money managers, taking a disciplined team approach to portfolio management and research, leveraging the expertise of seasoned investment professionals. The Advisor has been managing closed-end funds since 1971. As of December 31, 2024, the Advisor had total assets under management of approximately $165.2 billion.

Manulife Financial Corporation is a leading international financial services group with principal operations in Asia, Canada and the United States. Operating primarily as John Hancock in the United States and Manulife elsewhere, it provides financial protection products and advice, insurance, as well as wealth and asset management services through its extensive network of solutions for individuals, groups and institutions. Its global headquarters are in Toronto, Canada, and it trades as ‘MFC’ on the Toronto Stock Exchange, New York Stock Exchange (the “NYSE”), and the Philippine Stock Exchange, and under ‘945’ in Hong Kong. Manulife Financial Corporation can be found on the Internet at manulife.com.

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Pursuant to an investment advisory agreement approved by the Board (the “Advisory Agreement”), the Advisor is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the fund. The Advisory Agreement was initially approved by the fund’s full Board and by the Independent Trustees at a meeting held on April 17, 2024, and is also approved by the initial Shareholder of the fund. The Advisory Agreement is terminable without penalty, on 60 days prior written notice by the Board, by vote of a majority of the outstanding Shares of the fund, or by the Advisor. The Advisory Agreement has an initial term that expires two years after the fund has commenced investment operations. Thereafter, the Advisory Agreement will continue in effect from year to year if its continuance is approved annually by either the Board or the vote of a majority of the outstanding Shares of the fund, respectively, provided that, in either event, the continuance also is approved by a majority of the Independent Trustees by vote cast at a meeting called for the purpose of voting on such approval. The Advisory Agreement also provides that it will terminate automatically in the event of its “assignment” (as defined in the 1940 Act).

The fund will pay to the Advisor, as full compensation for all services provided under the Advisory Agreement with respect to the fund, a Management Fee accrued daily and paid at the end of each month at an annual rate as follows:

First $250 Million of Net Assets	Next $500 Million of Net Assets	Excess over $750 Million of Net Assets
1.25%	1.20%	1.175%

From time to time, the Advisor may reduce its fee or make other arrangements to limit the fund’s expenses to a specified percentage of average daily net assets. The Advisor retains the right to re-impose a fee and recover any other payments to the extent that, during the fiscal period in which such expense limitation is in place, the fund’s annual expenses fall below this limit. The following table shows the advisory fees that the fund incurred and paid to the Advisor for the fiscal period ended October 31, 2024.

Advisory Fee Paid in Fiscal Period Ended October 31, 2024
Gross Fees	$345,046
Waivers	$-345,046
Net Fees	$0.00

The Subadvisory Agreement

The Advisor entered into a Subadvisory Agreement dated May 21, 2024, with the Subadvisor (the “Subadvisory Agreement”). The Subadvisor handles the fund’s portfolio management activities, subject to oversight by the Advisor. The Subadvisor is CQS (US), LLC. As of December 31, 2024, the Subadvisor had total assets under management of approximately $2,688 million. The Subadvisor is located at 152 West 57th Street, 40th Floor, New York, NY 10019.

Duties of the Subadvisor. Under the terms of the current subadvisory agreement (the “Subadvisory Agreement”), the Subadvisor manages the investment and reinvestment of the assets of the fund, subject to the supervision of the Board and the Advisor. The Subadvisor formulates a continuous investment program for the fund consistent with its investment objective and policies outlined in the Prospectus. The Subadvisor regularly reports to the Advisor and the Board with respect to the implementation of such programs. The Subadvisor, at its expense, furnishes all necessary investment and management facilities, including salaries of personnel required for it to execute its duties, as well as

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administrative facilities, including bookkeeping, clerical personnel, and equipment necessary for the conduct of the investment affairs of the fund. Additional information about the fund’s portfolio managers, including other accounts managed, ownership of fund shares, and compensation structure, can be found below in the “Portfolio Managers” section.

The Advisor has delegated to the Subadvisor the responsibility to vote all proxies, to the extent such may be relevant, relating to the securities held by the fund. See “Other Services — Proxy Voting” below, for additional information.

Additional Information Applicable to Subadvisory Agreement

Subadvisory Arrangement for the fund. In rendering investment advisory services to the fund, the Subadvisor, may use the portfolio management, research and other resources of CQS (UK) LLP (the “Participating Affiliate”), an affiliate of the Subadvisor. The Participating Affiliate is not registered as an investment adviser for the purposes of the Advisers Act. The Subadvisor has entered into an agreement with the Participating Affiliate (the “Participating Affiliate Agreement”) pursuant to which the Participating Affiliate (and certain of its investment professionals) are considered “persons associated” with the Subadvisor as defined in Section 202(a)(17) of the Advisers Act. Pursuant to the terms of the Participating Affiliate Agreement, the Participating Affiliate is permitted to provide portfolio management, research and other services to the fund through the Subadvisor, in compliance with the Advisers Act and the rules and regulations of the SEC promulgated thereunder and in accordance with the essential terms and conditions set forth in the letter dated on or around 28 July 1992 from the SEC to Uniao de Bancos de Brasileiros S.A. forming the basis upon which the SEC provided enforcement action assurances.

Term of the Subadvisory Agreement. The Subadvisory Agreement will initially continue in effect as to the fund for a period no more than two years from the date of its execution (or the execution of an amendment making the agreement applicable to that fund) and thereafter if such continuance is specifically approved at least annually either: (a) by the Trustees; or (b) by the vote of a majority of the outstanding voting securities of the fund. In either event, such continuance also shall be approved by the vote of the majority of the Trustees who are not interested persons of any party to the Subadvisory Agreement.

Any required shareholder approval of any continuance of the Subadvisory Agreement shall be effective with respect to the fund if a majority of the outstanding voting securities of the fund votes to approve such continuance, even if such continuance may not have been approved by a majority of the outstanding voting securities of the fund.

Failure of Shareholders to Approve Continuance of the Subadvisory Agreement. If the outstanding voting securities of the fund fail to approve any continuance of the Subadvisory Agreement, the party may continue to act as investment subadvisor with respect to the fund pending the required approval of the continuance of the Subadvisory Agreement or a new agreement with either that party or a different subadvisor, or other definitive action.

Termination of the Subadvisory Agreement. The Subadvisory Agreement may be terminated at any time without the payment of any penalty on 60 days’ written notice to the other party or parties to the Agreement, and also to the fund. The following parties may terminate the Subadvisory Agreement:

•	the Board;

•	a majority of the outstanding voting securities of the fund;

•	the Advisor; and

•	the Subadvisor.

The Subadvisory Agreement will automatically terminate in the event of its assignment or upon termination of the Advisory Agreement.

Amendments to the Subadvisory Agreement. The Subadvisory Agreement may be amended by the parties to the agreement, provided that the amendment is approved by the vote of a majority of the outstanding voting securities of the fund (except as noted below) and by the vote of a majority of the Independent Trustees. The required shareholder approval of any amendment to the Subadvisory Agreement shall be effective with respect to the fund if a majority of the outstanding voting securities of the fund votes to approve the amendment, even if the amendment may not have been approved by a majority of the outstanding voting securities of the fund.

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Service Agreement

The description below of the Service Agreement is only a summary and is not necessarily complete. The description set forth below is qualified in its entirety by reference to the Service Agreement attached as an exhibit to this Registration Statement.

Pursuant to a Service Agreement, the Advisor is responsible for providing, at the expense of the fund, certain financial, accounting and administrative services such as legal services, tax, accounting, valuation, financial reporting and performance, compliance and service oversight. Pursuant to the Service Agreement, the Advisor shall determine, subject to Board approval, the expenses to be reimbursed by the fund, including an overhead allocation. The payments under the Service Agreement are not intended to provide a profit to the Advisor. Instead, the Advisor provides the services under the Service Agreement because it also provides advisory services under the Advisory Agreement. The reimbursement shall be calculated and paid monthly in arrears.

The Advisor is not liable for any error of judgment or mistake of law or for any loss suffered by the fund in connection with the matters to which the Service Agreement relates, except losses resulting from willful misfeasance, bad faith or negligence by the Advisor in the performance of its duties or from reckless disregard by the Advisor of its obligations under the Agreement.

The Advisor is reimbursed by the fund for its costs in providing non-advisory services to the fund under the Service Agreement. The expense incurred by the Advisor in providing services under the Services Agreement for the last fiscal period ended October 31, 2024 was $5,400.

The Service Agreement has an initial term of two years, and continues thereafter so long as such continuance is specifically approved at least annually by a majority of the Board and a majority of the Independent Trustees. The fund or the Advisor may terminate the Agreement at any time without penalty on 60 days’ written notice to the other party. The Agreement may be amended by mutual written agreement of the parties, without obtaining Shareholder approval.

PORTFOLIO MANAGERS

The Subadvisor handles the fund’s portfolio management activities, subject to oversight by the Advisor. The individuals jointly and primarily responsible for the day-to-day management of the fund’s portfolio are listed below.

The following tables present information regarding accounts other than the fund for which each portfolio manager has day-to-day management responsibilities. Accounts are grouped into three categories: (i) other investment companies, (ii) other pooled investment vehicles, and (iii) other accounts. To the extent that any of these accounts pay advisory fees based on account performance, information on those accounts is specifically broken out. In addition, any assets denominated in foreign currencies have been converted into U.S. dollars using the exchange rates as of the applicable date. Also shown below the chart is each portfolio manager’s investment in the fund.

The following table reflects approximate information as of October 31, 2024:

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million
Craig Scordellis	0	0	2	5,388	3	3,374
Jim Fitzpatrick	0	0	4	1,500	0	0

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Performance-Based Fees for Other Accounts Managed. Of the accounts listed in the table above, those for which the Subadvisor receives a fee based on investment performance are listed in the table below.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million
Craig Scordellis	0	0	0	0	1	488
Jim Fitzpatrick	0	0	4	1,500	0	0

Portfolio Manager Ownership of Shares of the Fund

The following table indicates as of October 31, 2024, the value of shares beneficially owned by the portfolio managers in the fund.

Portfolio Manager	Range of Beneficial Ownership in the Fund
Craig Scordellis	0
Jim Fitzpatrick	0

Conflicts of Interest. Material conflicts of interest exist whenever a portfolio manager simultaneously manages multiple accounts. A conflict of interest may arise as a result of the portfolio manager being responsible for multiple accounts, including the fund, which may have different investment guidelines and objectives. In addition to the fund, these accounts may include accounts of other registered investment companies for which the Subadvisor serves as sub-advisor, private pooled investment vehicles and other accounts. The Subadvisor has adopted aggregation and allocation of investments procedures designed to ensure that all of its clients are treated fairly and equitably over time and to prevent this form of conflict from influencing the allocation of investment opportunities among its clients. As a general matter, the Subadvisor will offer clients the right to participate in all investment opportunities that it determines are appropriate for the client in view of relative amounts of capital available for new investments, each client’s investment program, and the then current portfolios of its clients at the time an allocation decision is made. As a result, in certain situations priority or weighted allocations can be expected to occur in respect of certain accounts, including but not limited to situations where clients have differing: (A) portfolio concentrations with respect to geography, asset class, issuer, sector or rating, (B) investment restrictions, (C) tax or regulatory limitations, (D) leverage limitations or volatility targets, (E) ramp up or ramp down scenarios or (F) counterparty relationships. The Subadvisor maintains conflicts of interest policies and procedures containing provisions designed to prevent potential conflicts related to personal trading, allocation, and fees among other potential conflicts of interest. Such potential conflicts and others are disclosed in Subadvisor’s Form ADV Part 2A filing.

Compensation of Portfolio Managers

The Subadvisor follows a remuneration strategy that promotes an effective risk management culture, aligning the interests of its clients, the firm, and its staff. All remuneration is made on a discretionary basis and incorporates a number of factors, including an individual’s performance, as assessed across a range of metrics, including, where relevant, the performance of any funds that they manage.

The Subadvisor’s remuneration framework includes deferral arrangements whereby 40% of performance-related pay is invested in funds managed by the Subadvisor and/or its affiliates and pays out to staff over a three-year period. The extent of the deferred amount is dependent on regulatory status of the individual, their seniority and overall compensation level. Portfolio managers align with investors by investing in their own strategies.

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As part of the acquisition by Manulife Investment Management, long-term incentive plan awards have been made to key staff, including portfolio managers, for retention and incentivization purposes.

Other Services

Proxy Voting Policies and Procedures

The fund’s proxy voting policies and procedures (the “fund’s procedures”) delegate to the Subadvisor the responsibility to vote all proxies relating to securities held by the fund in accordance with the Subadvisor’s proxy voting policies and procedures. The Subadvisor has a duty to vote such proxies in the best interests of the fund and its shareholders. Complete descriptions of the fund’s procedures and the proxy voting procedures of the Subadvisor are set forth in Appendix B to this SAI.

It is possible that conflicts of interest could arise for the Subadvisor when voting proxies. Such conflicts could arise, for example, when the Subadvisor or its affiliate has a client or other business relationship with the issuer of the security being voted or with a third party that has an interest in the vote.

In the event that the Subadvisor becomes aware of a material conflict of interest, the fund’s procedures generally require the Subadvisor to follow any conflicts procedures that may be included in the Subadvisor’s proxy voting procedures. The conflict procedures generally will include one or more of the following:

(a)	voting pursuant to the recommendation of a third party voting service;

(b)	voting pursuant to pre-determined voting guidelines; or

(c)	referring voting to a special compliance or oversight committee.

The specific conflicts procedures of the Subadvisor are set forth in the Subadvisor’s proxy voting procedures included in Appendix B. While these conflicts procedures may reduce, they will not necessarily eliminate, any influence on proxy voting of conflicts of interest.

Although the Subadvisor has a duty to vote all proxies on behalf of the fund, it is possible that the Subadvisor may not be able to vote proxies under certain circumstances. For example, it may be impracticable to translate in a timely manner voting materials that are written in a foreign language or to travel to a foreign country when voting in person rather than by proxy is required. In addition, if the voting of proxies for shares of a security prohibits the Subadvisor from trading the shares in the marketplace for a period of time, the Subadvisor may determine that it is not in the best interests of the fund to vote the proxies. The Subadvisor also may choose not to recall securities that have been lent in order to vote proxies for shares of the security since the fund would lose security lending income if the securities were recalled.

Information regarding how the fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th is available: (1) without charge, upon request, by calling 800-225-5291; (2) on www.jhinvestments.com; and (3) on the SEC’s website at sec.gov.

DETERMINATION OF NET ASSET VALUE

The net asset value per share for each class of Shares of the fund is determined as of the close of regular trading on the NYSE (typically 4:00 p.m., Eastern time, on each business day that the NYSE is open) (or more frequently as needed)by dividing the value of total assets for the class of Shares minus liabilities for the class of Shares by the total number of shares outstanding for such class at the date as of which the determination is made. The Class I Shares’ net asset value, plus the Class A Shares’ net asset value, plus the Class U Shares’ net asset value equals the total net asset value of the fund. The Class I Share net asset value, the Class A Share net asset value and the Class U Share net asset value will be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses, the per Share net asset value of the classes will vary over time. A “Business Day” with respect to the fund is each day the New York Stock Exchange and the fund are open.

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The Board has designated the Advisor as the valuation designee to perform fair value functions for the fund in accordance with the Advisor’s valuation policies and procedures. As valuation designee, the Advisor will determine the fair value, in good faith, of securities and other assets held by the fund for which market quotations are not readily available and, among other things, will assess and manage material risks associated with fair value determinations, select, apply and test fair value methodologies, and oversee and evaluate pricing services and other valuation agents used in valuing the fund’s investments. The Advisor is subject to Board oversight and reports to the Board information regarding the fair valuation process and related material matters. The Advisor carries out its responsibilities as valuation designee through its Pricing Committee.

Portfolio securities are valued by various methods that are generally described below. Portfolio securities also may be fair valued by the Advisor’s Pricing Committee in certain instances pursuant to procedures established by the Advisor and adopted by the Board. Equity securities are generally valued at the last sale price or, for certain markets, the official closing price as of the close of the relevant exchange. Securities not traded on a particular day are valued using last available bid prices. A security that is listed or traded on more than one exchange is typically valued at the price on the exchange where the security was acquired or most likely will be sold. In certain instances, the Pricing Committee may determine to value equity securities using prices obtained from another exchange or market if trading on the exchange or market on which prices are typically obtained did not open for trading as scheduled, or if trading closed earlier than scheduled, and trading occurred as normal on another exchange or market. Equity securities traded principally in foreign markets are typically valued using the last sale price or official closing price in the relevant exchange or market, as adjusted by an independent pricing vendor to reflect fair value as of the close of the NYSE. On any day a foreign market is closed and the NYSE is open, any foreign securities will typically be valued using the last price or official closing price obtained from the relevant exchange on the prior business day adjusted based on information provided by an independent pricing vendor to reflect fair value as of the close of the NYSE. Debt obligations are typically valued based on evaluated prices provided by an independent pricing vendor. The value of securities denominated in foreign currencies is converted into U.S. dollars at the exchange rate supplied by an independent pricing vendor. Forward foreign currency contracts are valued at the prevailing forward rates which are based on foreign currency exchange spot rates and forward points supplied by an independent pricing vendor. Exchange-traded options are valued at the mid-price of the last quoted bid and ask prices. Futures contracts whose settlement prices are determined as of the close of the NYSE are typically valued based on the settlement price while other futures contracts are typically valued at the last traded price on the exchange on which they trade. Foreign equity index futures that trade in the electronic trading market subsequent to the close of regular trading may be valued at the last traded price in the electronic trading market as of the close of the NYSE, or may be fair valued based on fair value adjustment factors provided by an independent pricing vendor in order to adjust for events that may occur between the close of foreign exchanges or markets and the close of the NYSE. Swaps and unlisted options are generally valued using evaluated prices obtained from an independent pricing vendor. Shares of other open-end investment companies that are not ETFs (underlying funds) are valued based on the NAVs of such underlying funds.

Pricing vendors may use matrix pricing or valuation models that utilize certain inputs and assumptions to derive values, including transaction data, broker-dealer quotations, credit quality information, general market conditions, news, and other factors and assumptions. The fund may receive different prices when it sells odd-lot positions than it would receive for sales of institutional round lot positions. Pricing vendors generally value securities assuming orderly transactions of institutional round lot sizes, but the fund may hold or transact in such securities in smaller, odd lot sizes.

The Pricing Committee engages in oversight activities with respect to pricing vendors, which includes, among other things, monitoring significant or unusual price fluctuations above predetermined tolerance levels from the prior day, back-testing of pricing vendor prices against actual trades, conducting periodic due diligence meetings and reviews, and periodically reviewing the inputs, assumptions and methodologies used by these vendors. Nevertheless, market quotations, official closing prices, or information furnished by a pricing vendor could be inaccurate, which could lead to a security being valued incorrectly.

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If market quotations, official closing prices, or information furnished by a pricing vendor are not readily available or are otherwise deemed unreliable or not representative of the fair value of such security because of market- or issuer-specific events, a security will be valued at its fair value as determined in good faith by the Board’s valuation designee, the Advisor. In certain instances, therefore, the Pricing Committee may determine that a reported valuation does not reflect fair value, based on additional information available or other factors, and may accordingly determine in good faith the fair value of the assets, which may differ from the reported valuation.

Fair value pricing of securities is intended to help ensure that the fund’s NAV reflects the fair market value of the fund’s portfolio securities as of the close of regular trading on the NYSE (as opposed to a value that no longer reflects market value as of such close), thus limiting the opportunity for aggressive traders or market timers to purchase shares of the fund at deflated prices reflecting stale security valuations and promptly sell such shares at a gain, thereby diluting the interests of long term shareholders. However, a security’s valuation may differ depending on the method used for determining value, and no assurance can be given that fair value pricing of securities will successfully eliminate all potential opportunities for such trading gains.

The use of fair value pricing has the effect of valuing a security based upon the price the fund might reasonably expect to receive if it sold that security in an orderly transaction between market participants, but does not guarantee that the security can be sold at the fair value price. Further, because of the inherent uncertainty and subjective nature of fair valuation, a fair valuation price may differ significantly from the value that would have been used had a readily available market price for the investment existed and these differences could be material.

Regarding the fund’s investment in an underlying fund that is not an ETF, which (as noted above) is valued at such underlying fund’s NAV, the prospectus for such underlying fund explains the circumstances and effects of fair value pricing for that underlying fund.

SALES CHARGES ON CLASS A SHARES

Shareholders may qualify for a reduced Class A sales charge. More specifically, there are several ways Shareholders can combine purchases of shares of certain other John Hancock continuously offered, closed-end interval funds, which include: (i) the fund; and (ii) John Hancock CQS Asset Backed Securities Fund (collectively, the “Eligible Funds”), to take advantage of the breakpoints in the sales charge schedule. The following ways can be combined in any manner:

•

Rights of Accumulation and combination –When purchasing Shares of the fund, a Shareholder may combine the value of Class A, Class I and Class U shares of any Eligible Fund currently owned by themselves, their spouse or their children under the age of 21 with a new purchase of Class A Shares of the fund in order to reduce the sales charge on the new purchase. The fund will credit the combined value, at the aggregate current maximum offering price, of such existing Class A, Class I and Class U shares of Eligible Funds to determine whether a Shareholder qualifies for a reduced sales charge in its new purchase. The assets held in the following account types are eligible to be combined:

•	his or her own individual or joint account;

•	his or her trust account of which one of the above persons is the grantor or the beneficial owner;

•	a Uniform Gift/Transfer to Minor Account or Coverdell Savings Account (“ESA”) in which one of the above persons is the custodian or the beneficiary;

•	a single participant retirement/benefit plan account as long as it established solely for the benefit of the individual account owner;

•	an IRA, including traditional IRAs. Roth IRAs and SEP IRAs; and

•	his or her sole proprietorship.

•

Letter of Intention – In order to reduce its Class A sales charge, a Shareholder may combine purchases of Class A, Class I and Class U shares of any Eligible Fund the Shareholder intended to make over the next 13 months in determining the applicable sales charge. The 13-month Letter of Intention period commences on the day that the Letter of Intention is received by the fund, and the Shareholder must tell the fund that later purchases are subject to the Letter of Intention. Purchases submitted prior to the date the Letter of Intention is received by the fund are not counted toward the sales charge reduction. Current holdings under Rights of Accumulation may be included in a Letter of Intention in order to reduce the sales charge for purchases during the 13-month period covered by the Letter of Intention. Shares purchased through reinvestment of dividends or distributions are not included. The Letter of Intention is neither a binding obligation on the Shareholder to buy, nor on the fund to sell, any or all of the intended purchase amount.

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The sales charge applicable to all amounts invested after a Letter of Intention is signed is computed as if the aggregate amount intended to be invested had been invested immediately. If such aggregate amount is not actually invested, the difference in the sales charge actually paid and the sales charge that would have been paid had the Letter of Intention not been in effect is due from the Shareholder. In such cases, the sales charge applicable will be assessed based on the amount actually invested. However, for the purchases actually made within the specified period of 13 months, the applicable sales charge will not be higher than that which would have applied (including accumulations and combinations) had the Letter of Intention been for the amount actually invested. The asset inclusion criteria stated under the Rights of Accumulation applies to accounts eligible under the Letter of Intention. If such assets exceed the Letter of Intention amount at the conclusion of the Letter of Intention period, the Letter of Intention will be considered to have been met.

The Letter of Intention authorizes SS&C GIDS, Inc., the fund’s transfer agent (“SS&C”), to hold in escrow sufficient Class A shares (approximately 5% of the aggregate) to make up any difference in sales charges on the amount intended to be invested and the amount actually invested, until such investment is completed within the 13-month period. At that time, the escrowed shares will be released. If the total investment specified in the Letter of Intention is not completed, the shares held in escrow may be redeemed and the proceeds used as required to pay such sales charge as may be due. By signing the Letter of Intention, the Shareholder authorizes SS&C to act as his or her attorney-in-fact to redeem any escrowed Class A shares and adjust the sales charge, if necessary. A Letter of Intention does not constitute a binding commitment by an investor to purchase, or by a fund to sell, any additional Class A shares, and may be terminated at any time.

To utilize any reduction, a Class A Shareholder must tell its broker or financial professional and its financial professional must notify SS&C at the time such Class A Shareholder purchases the fund’s Class A Shares about any other fund assets held by the Class A Shareholder, such Class A Shareholder’s spouse or such Class A Shareholder’s children under the age of 21. This includes assets held in an IRA, including those held at a broker or financial professional other than the one handling such Class A Shareholder’s current purchase. Additionally, individual purchases by a trustee(s) or other fiduciary(ies) also may be aggregated if the investments are for a single trust estate or for a group retirement plan. Assets held within a group retirement plan may not be combined with any assets held by those same participants outside of the plan.

Financial intermediaries may also impose fees (subject to compliance with applicable FINRA rules), terms and conditions on investor accounts and investments in the fund that are in addition to the fees, terms and conditions set forth in the Prospectus. Such terms and conditions are not imposed by the fund, the Distributor or any other service provider of the fund. Any terms and conditions imposed by a financial intermediary, or operational limitations applicable to such parties, may affect or limit a Shareholder’s ability to subscribe for Shares, or otherwise transact business with the fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to the financial intermediary.

BROKERAGE ALLOCATION

Pursuant to the Subadvisory Agreement, the Subadvisor is responsible for placing all orders for the purchase and sale of portfolio securities of the fund. The Subadvisor has no formula for the distribution of the fund’s brokerage business; rather it places orders for the purchase and sale of securities with the primary objective of obtaining the most favorable overall results for the fund and the Subadvisor’s other clients. The cost of securities transactions for the fund primarily consists of brokerage commissions or dealer or underwriter spreads. Fixed-income securities and money market instruments generally are traded on a net basis and normally do not involve either brokerage commissions or transfer taxes.

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Occasionally, securities may be purchased directly from the issuer. For securities traded primarily in the OTC market, the Subadvisor will, where possible, deal directly with dealers who make a market in the securities unless better prices and execution are available elsewhere. Such dealers usually act as principals for their own account.

Brokerage Commissions Paid

The aggregate amount of brokerage commissions paid by the fund for the last fiscal period ended October 31, 2024 was $0.

No brokerage commissions were paid by the fund during the last fiscal period ended October 31, 2024 to any broker that: (i) is an affiliated person of the fund; (ii) is an affiliated person of an affiliated person of the fund; or (iii) has an affiliated person that is an affiliated person of the fund, Advisor, Subadvisor, or principal underwriter.

Approved Trading Counterparties

The Subadvisor maintains and periodically updates a list of approved trading counterparties. Portfolio managers may execute trades only with pre-approved broker-dealer/counterparties. The Subadvisor’s Best Execution Committee reviews and approves all broker-dealers/counterparties.

Selection of Brokers, Dealers, and Counterparties

In placing orders for purchase and sale of securities and selecting trading counterparties (including banks or broker-dealers) to effect these transactions, the Subadvisor seeks prompt execution of orders at the most favorable prices reasonably obtainable. The Subadvisor will consider a number of factors when selecting trading counterparties, including the overall direct net economic result to the fund (including commissions, which may not be the lowest available, but which ordinarily will not be higher than the generally prevailing competitive range), the financial strength, reputation and stability of the counterparty, the efficiency with which the transaction is effected, the ability to effect the transaction when a large block trade is involved, the availability of the counterparty to stand ready to execute possibly difficult transactions in the future, and other matters involved in the receipt of brokerage and research services.

Best Execution

The Subadvisor owes a duty to its clients to seek best execution when executing trades on behalf of clients. “Best execution” generally is understood to mean the most favorable cost or net proceeds reasonably obtainable under the circumstances. However, the SEC has stated that in deciding what constitutes best execution, the determinative factor is not necessarily the lowest possible commission cost, but whether the transaction represents the best qualitative execution. The Subadvisor is not obligated to choose the broker-dealer offering the lowest available commission rate if, in the Subadvisor’s reasonable judgment, there is a material risk that the total cost or proceeds from the transaction might be less favorable than may be obtained elsewhere, or, if a higher commission is justified by the trading provided by the broker-dealer, or if other considerations dictate using a different broker-dealer. Negotiated commission rates generally will reflect overall execution requirements of the transaction without regard to whether the broker may provide other services in addition to execution.

The Subadvisor may pay higher or lower commissions to different brokers that provide different categories of services.

The reasonableness of brokerage commission is evaluated on an ongoing basis and at least semi-annually on a formal basis.

When more than one broker-dealer is believed to be capable of providing the best combination of price and execution with respect to a particular portfolio transaction, the Subadvisor will select a broker-dealer based on factors that include, as applicable, average commission rate charged by each broker, finance rates and related services, the brokers inventory of, and ability to obtain, “ hard to locate” securities, the services provided by the broker other than execution (i.e., research or other services used in the management of client accounts), whether the execution and other services provided by the broker were satisfactory (taking into account such factors as the speed of

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execution, the certainty of execution, and the ability to handle large orders or orders requiring special handling), reason for using that broker (i.e., research, execution only, etc.), unusual trends (such as higher than usual commission rates or a large volume of business directed to an unknown broker), and potential conflicts of interest. The amount of brokerage allotted to a particular broker-dealer is not made pursuant to any binding agreement or commitment with any selected broker-dealer.

Soft Dollar Considerations

While the Subadvisor generally does not enter into traditional “soft dollar” arrangements, the Subadvisor cannot be certain that it does not “pay-up” for the execution of trades; thus, the fund may be deemed to be paying for research services provided by the broker. Research and related products or services furnished by brokers will be limited to services that constitute research within the meaning of Section 28(e) of the 1934 Act. Accordingly, research and related products or services may include, but are not limited to, written information and analyses concerning specific securities, companies or sectors; market, financial and economic studies and forecasts, as well as discussions with research personnel; financial and industry publications; and statistical and pricing services utilized in the investment management process. The research and related products or services may include both proprietary research created or developed by the broker-dealer and research created or developed by a third party. Research services obtained by the use of commissions arising from the fund’s portfolio transactions may not only benefit the fund, but may be used by the Subadvisor in its other investment activities.

When the Subadvisor receives research or other products or services from brokers or dealers to whom it directs trades, it may receive a benefit because it does not have to produce or pay for such research, products, or services. The receipt of research and other “soft-dollar” benefits from broker-dealers may provide an incentive for the Subadvisor to select or recommend a broker-dealer based on its interest in receiving the research or other products or services, rather than on the fund’s interest in receiving the most favorable execution. Using a broker who provides the Subadvisor with research or other “soft-dollar” benefits may cause the fund to pay commissions higher than the commissions charged by broker-dealers who do not so provide.

Previously, the Subadvisor has acquired the following types of research and related products or services from brokers with whom it did business: written information and analyses concerning specific securities, companies or sectors; market, financial and economic studies and forecasts, as well as discussions with research personnel; financial and industry publications; statistical and pricing services, along with software, databases and other technical and telecommunication services utilized in the investment management process.

Trade Aggregation by the Subadvisor

Because investment decisions often affect more than one client, the Subadvisor frequently will attempt to acquire or dispose of the same security for more than one client at the same time. The Subadvisor, to the extent permitted by applicable law, regulations and advisory contracts, may aggregate purchases and sales of securities on behalf of its various clients for which it has discretion, provided that in the Subadvisor’s opinion, all client accounts are treated equitably and fairly and that block trading will result in a more favorable overall execution. Trades will not be combined when a client has directed transactions to a particular broker-dealer or when the Subadvisor determines that combined orders would not be efficient or practical.

When appropriate, the Subadvisor will allocate such block orders at the average price obtained or according to a system that the Subadvisor considers to be fair to all clients over time. Generally speaking, the Subadvisor shall exercise best efforts to allocate such opportunity pro rata based upon the total notional capital of each client account devoted to such security, sector or strategy.

Affiliated Underwriting Transactions by the Subadvisor

The Board has approved procedures in conformity with Rule 10f-3 under the 1940 Act whereby the fund may purchase securities that are offered in underwritings in which an affiliate of the Advisor or a Subadvisor participates. These procedures prohibit the fund from directly or indirectly benefiting an Advisor or Subadvisor affiliate in connection with such underwritings. In addition, for underwritings where an Advisor or Subadvisor affiliate participates as a principal underwriter, certain restrictions may apply that could, among other things, limit the amount of securities that the fund could purchase.

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ERISA AND OTHER CONSIDERATIONS

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and other tax-exempt entities, including employee benefit plans, individual retirement accounts (each, an IRA) and 401(k) Plans (collectively, “ERISA Plans”) may purchase Shares. Because the fund is an investment company registered under the 1940 Act, the underlying assets of the fund will not be considered to be “plan assets” of an ERISA Plan investing in the fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, the Advisor will not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the fund.

ADDITIONAL INFORMATION CONCERNING TAXES

The following discussion of U.S. federal income tax matters is based on the advice of K&L Gates LLP, counsel to the fund. The fund intends to elect to be treated and to qualify each year as a regulated investment company (“RIC”) under the Code.

To qualify as a RIC for income tax purposes, the fund must derive at least 90% of its annual gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in stock, securities and currencies, and net income derived from an interest in a qualified publicly traded partnership. A “qualified publicly traded partnership” is a publicly traded partnership that meets certain requirements with respect to the nature of its income. To qualify as a RIC, the fund must also satisfy certain requirements with respect to the diversification of its assets. The fund must have, at the close of each quarter of the taxable year, at least 50% of the value of its total assets represented by cash, cash items, U.S. government securities, securities of other regulated investment companies, and other securities that, in respect of any one issuer, do not represent more than 5% of the value of the assets of the fund nor more than 10% of the voting securities of that issuer. In addition, at those times not more than 25% of the market value (or fair value if market quotations are unavailable) of the fund’s assets can be invested in securities (other than United States government securities or the securities of other regulated investment companies) of any one issuer, or of two or more issuers, which the fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses, or of one or more qualified publicly traded partnerships. If the fund fails to meet the annual gross income test described above, the fund will nevertheless be considered to have satisfied the test if (i) (a) such failure is due to reasonable cause and not due to willful neglect and (b) the fund reports the failure, and (ii) the fund pays an excise tax equal to the excess non-qualifying income. If the fund fails to meet the asset diversification test described above with respect to any quarter, the fund will nevertheless be considered to have satisfied the requirements for such quarter if the fund cures such failure within 6 months and either (i) such failure is de minimis or (ii) (a) such failure is due to reasonable cause and not due to willful neglect and (b) the fund reports the failure and pays an excise tax.

As a RIC, the fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deductions for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders; provided that it distributes at least the sum of 90% of its investment company taxable income and 90% of its net tax-exempt interest income for such taxable year. The fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income, net tax-exempt interest income and net capital gain. In order to avoid incurring a nondeductible 4% U.S. federal excise tax obligation, the Code requires that the fund distribute (or be deemed to have distributed) by December 31 of each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (which is the excess of its realized net long-term capital gain over its realized net short-term capital loss), generally computed on the basis of the one-year period ending on December 31 of such year, after reduction by any available capital loss carryforwards and (iii) 100% of any ordinary income and capital gain net income from the prior year (as previously computed) that were not paid out during such year and on which the fund paid no U.S. federal income tax. Under current law, provided that the fund qualifies as a RIC for U.S. federal income tax purposes, the fund should not be liable for any income, corporate excise or franchise tax in the Commonwealth of Massachusetts.

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If the fund does not qualify as a RIC or fails to satisfy the 90% distribution requirement for any taxable year, subject to the opportunity to cure such failures under applicable provisions of the Code as described above, the fund’s taxable income will be subject to corporate income taxes, and distributions from earnings and profits, including distributions of net capital gain (if any), will generally constitute ordinary dividend income for U.S. federal income tax purposes. To the extent so designated by the fund, such distributions generally would be eligible (i) to be treated as qualified dividend income in the case of individual and other noncorporate shareholders and (ii) for the dividends received deduction (“DRD”) in the case of corporate shareholders. In addition, in order to requalify for taxation as a RIC, the fund may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

For U.S. federal income tax purposes, distributions paid out of the fund’s current or accumulated earnings and profits will, except in the case of distributions of qualified dividend income and capital gain dividends described below, be taxable as ordinary dividend income. Certain income distributions paid by the fund (whether paid in cash or reinvested in additional fund shares) to individual taxpayers that are attributable to the fund’s qualified dividend income and capital gain are taxed at rates applicable to net long-term capital gains (maximum rates of 20% 15%, or 0% for individuals depending on the amount of their taxable income for the year). This tax treatment applies only if certain holding period requirements and other requirements are satisfied by the shareholder and the dividends are attributable to qualified dividend income received by the fund itself. For this purpose, “qualified dividend income” means dividends received by the fund from United States corporations and “qualified foreign corporations,” provided that the fund satisfies certain holding period and other requirements in respect of the stock of such corporations. Only a small portion, if any of the distributions from the fund may consist of income eligible to be treated as qualified dividend income. An additional 3.8% Medicare tax will also apply in the case of some individuals.

Shareholders receiving any distribution from the fund in the form of additional shares pursuant to the dividend reinvestment plan will be treated as receiving a taxable distribution in an amount equal to the fair market value of the shares received, determined as of the reinvestment date.

Distributions of net capital gain, if any, reported as capital gains dividends are taxable to a shareholder as long-term capital gains, regardless of how long the shareholder has held fund shares. A distribution of an amount in excess of the fund’s current and accumulated earnings and profits will be treated by a shareholder as a return of capital which is applied against and reduces the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Distributions of gains from the sale of investments that the fund owned for one year or less will be taxable as ordinary income.

The fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each shareholder will (i) be required to report his pro rata share of such gain on his tax return as long-term capital gain, (ii) receive a refundable tax credit for his pro rata share of tax paid by the fund on the gain and (iii) increase the tax basis for his shares by an amount equal to the deemed distribution less the tax credit.

Selling shareholders generally will recognize gain or loss in an amount equal to the difference between the shareholder’s adjusted tax basis in the shares sold and the sale proceeds. If the shares are held as a capital asset, the gain or loss will be a capital gain or loss. The current maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the maximum ordinary income tax rate for gains recognized on the sale of capital assets held for one year or less, or (ii) for gains recognized on the sale of capital assets held for more than one year (as well as certain capital gain distributions) (20%, 15%, or 0% for individuals depending on the amount of their taxable income for the year). An additional 3.8% Medicare tax will also apply in the case of some individuals.

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Any loss realized upon the sale or exchange of fund shares with a holding period of six months or less will be treated as a long-term capital loss to the extent of any capital gain distributions received (or amounts designated as undistributed capital gains) with respect to such shares. In addition, all or a portion of a loss realized on a sale or other disposition of fund shares may be disallowed under “wash sale” rules to the extent the shareholder acquires other shares of the fund (whether through the reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the Common Shares. Any disallowed loss will result in an adjustment to the shareholder’s tax basis in some or all of the other shares acquired.

Sales charges paid upon a purchase of shares cannot be taken into account for purposes of determining gain or loss on a sale of the shares before the 91st day after their purchase to the extent a sales charge is reduced or eliminated in a subsequent acquisition of shares of the fund (or of another fund), during the period beginning on the date of such sale and ending on January 31 of the calendar year following the calendar year in which such sale was made, pursuant to the reinvestment or any exchange privilege. Any disregarded amounts will result in an adjustment to the shareholder’s tax basis in some or all of any other shares acquired.

For federal income tax purposes, the fund is permitted to carry forward a net capital loss incurred in any year to offset net capital gains, if any, in any subsequent year until such loss carry forwards have been fully used. Capital losses carried forward will retain their character as either short-term or long-term capital losses. The fund’s ability to utilize capital losses in a given year or in total may be limited. To the extent subsequent net capital gains are offset by such losses, they would not result in federal income tax liability to the fund and would not be distributed as such to shareholders.

Certain net investment income received by an individual having adjusted gross income in excess of $200,000 (or $250,000 for married individuals filing jointly) will be subject to a tax of 3.8%. Undistributed net investment income of trusts and estates in excess of a specified amount will also be subject to this tax. Dividends and capital gains distributed by the fund, and gain realized on redemption of fund shares, will constitute investment income of the type subject to this tax.

Below are the capital loss carryforwards available to the fund as of October 31, 2024 to the extent provided by regulations, to offset future net realized capital gains:

Fund	Short-term Losses	Long-term Losses	Total
John Hancock CQS Multi Asset Credit Fund (formerly, “John Hancock Multi Asset Credit Fund”)	$0	$0	$0

Only a small portion, if any, of the distributions from the fund may qualify for the dividends-received deduction for corporations, subject to the limitations applicable under the Code. The qualifying portion is limited to properly designated distributions attributed to dividend income (if any) the fund receives from certain stock in U.S. domestic corporations and the deduction is subject to holding period requirements and debt-financing limitations under the Code.

If the fund should have dividend income that qualifies for the reduced tax rate applicable to qualified dividend income, the maximum amount allowable will be designated by the fund. This amount will be reflected on Form 1099-DIV for the current calendar year.

Dividends and distributions on the fund’s shares generally are subject to U.S. federal income tax as described herein to the extent they do not exceed the fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the fund’s net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when the fund’s net asset value also reflects unrealized losses. Certain distributions declared in October, November or December to shareholders of record of such month and paid in the following January will be taxed to shareholders as if received

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on December 31 of the year in which they were declared. In addition, certain other distributions made after the close of a taxable year of the fund may be “spilled back” and treated as paid by the fund (except for purposes of the non-deductible 4% U.S. federal excise tax) during such taxable year. In such case, shareholders will be treated as having received such dividends in the taxable year in which the distributions were actually made.

The fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

The fund (or its administrative agent) reports to the IRS and furnish to shareholders the cost basis information and holding period for the fund’s shares purchased on or after January 1, 2012, and repurchased by the fund on or after that date. The fund will permit shareholders to elect from among several permitted cost basis methods. In the absence of an election, the fund will use a default cost basis method. The cost basis method a shareholder elects may not be changed with respect to a repurchase of shares after the settlement date of the repurchase. Shareholders should consult with their tax advisors to determine the best permitted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.

The benefits of the reduced tax rates applicable to long-term capital gains and qualified dividend income may be impacted by the application of the alternative minimum tax to individual shareholders.

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisor to determine the suitability of shares of the fund as an investment through such plans.

The fund may invest in debt obligations that are in the lowest rating categories or are unrated, including debt obligations of issuers not currently paying interest or who are in default. Investments in debt obligations that are at risk of or in default present special tax issues for the fund. Tax rules are not entirely clear about issues such as when the fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities and how payments received on obligations in default should be allocated between principal and income, and whether exchanges of debt obligations in a workout context are taxable. These and other issues will be addressed by the fund if it acquires such obligations in order to reduce the risk of distributing insufficient income to preserve its status as a regulated investment company and to seek to avoid becoming subject to federal income or excise tax.

The fund is required to accrue income on any debt securities that have more than a de minimis amount of original issue discount (or debt securities acquired at a market discount, if the fund elects to include market discount in income currently) prior to the receipt of the corresponding cash payments. The mark to market or constructive sale rules applicable to certain options, futures, forwards, short sales or other transactions also may require the fund to recognize income or gain without a concurrent receipt of cash. Additionally, some countries restrict repatriation, which may make it difficult or impossible for the fund to obtain cash corresponding to its earnings or assets in those countries. However, the fund must distribute to shareholders for each taxable year substantially all of its net income and net capital gains, including such income or gain, to qualify as a regulated investment company and avoid liability for any federal income or excise tax. Therefore, the fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or borrow cash, to satisfy these distribution requirements. The fund may recognize gain (but not loss) from a constructive sale of certain “appreciated financial positions” if the fund enters into a short sale, offsetting notional principal contract, or forward contract transaction with respect to the appreciated position or substantially identical property. Appreciated financial positions subject to this constructive sale treatment include interests (including options and forward contracts and short sales) in stock and certain other instruments. Constructive sale treatment does not apply if the transaction is closed out not later than thirty days after the end of the taxable year in which the transaction was initiated, and the underlying appreciated securities position is held unhedged for at least the next sixty days after the hedging transaction is closed.

Gain or loss from a short sale of property generally is considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the fund’s hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, “substantially identical property” has been held by the fund for more than one year. In addition, entering into a short sale may result in suspension of the holding period of “substantially identical property” held by the fund.

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Gain or loss on a short sale generally will not be realized until such time as the short sale is closed. However, as described above in the discussion of constructive sales, if the fund holds a short sale position with respect to securities that have appreciated in value, and it then acquires property that is the same as or substantially identical to the property sold short, the fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the fund holds an appreciated financial position with respect to securities and then enters into a short sale with respect to the same or substantially identical property, the fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

The fund’s transactions in futures contracts and options will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the fund (i.e., may affect whether gains or losses are ordinary or capital, or short-term or long-term), may accelerate recognition of income to the fund and may defer fund losses. These rules could, therefore, affect the character, amount and timing of distributions to shareholders. These provisions also (a) will require the fund to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out), and (b) may cause the fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement for qualifying to be taxed as a RIC and the distribution requirement for avoiding excise taxes. The fund will monitor its transactions, will make the appropriate tax elections and will make the appropriate entries in its books and records when it acquires any futures contract, option or hedged investment in order to mitigate the effect of these rules and prevent disqualification of the fund from being taxed as a RIC.

For the fund’s options and futures contracts that qualify as “section 1256 contracts,” Code Section 1256 generally will require any gain or loss arising from the lapse, closing out or exercise of such positions to be treated as 60% long-term and 40% short-term capital gain or loss. In addition, the fund generally will be required to “mark to market” (i.e., treat as sold for fair market value) each outstanding “section 1256 contract” position at the close of each taxable year (and on December 31 of each year for excise tax purposes). If a “section 1256 contract” held by the fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the “mark to market” rules. The fund’s options that do not qualify as “section 1256 contracts” under the Code generally will be treated as equity options governed by Code Section 1234. Pursuant to Code Section 1234, if a written option expires unexercised, the premium received is short-term capital gain to the fund. If the fund enters into a closing transaction, the difference between the premium received for writing the option, and the amount paid to close out its position generally is short-term capital gain or loss. If a call option written by the fund that is not a “section 1256 contract” is cash settled, any resulting gain or loss will be short-term.

The Code contains special rules that apply to “straddles,” defined generally as the holding of “offsetting positions with respect to personal property.” For example, the straddle rules normally apply when a taxpayer holds stock and an offsetting option with respect to such stock or substantially identical stock or securities. In general, investment positions will be offsetting if there is a substantial diminution in the risk of loss from holding one position by reason of holding one or more other positions. If two or more positions constitute a straddle, recognition of a realized loss from one position generally must be deferred to the extent of unrecognized gain in an offsetting position. In addition, long-term capital gain may be recharacterized as short-term capital gain, or short-term capital loss as long-term capital loss. Interest and other carrying charges allocable to personal property that is part of a straddle are not currently deductible but must instead be capitalized. Similarly, “wash sale” rules apply to prevent the recognition of loss by the fund from the disposition of stock or securities at a loss in a case in which identical or substantially identical stock or securities (or an option to acquire such property) is or has been acquired within a prescribed period.

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The Code allows a taxpayer to elect to offset gain and loss from positions that are part of a “mixed straddle.” A “mixed straddle” is any straddle in which one or more but not all positions are “section 1256 contracts.” The fund may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily “marking to market” of all open positions in the account and a daily netting of gain and loss from all positions in the account. At the end of a taxable year, the annual net gain or loss from the mixed straddle account are recognized for tax purposes. The net capital gain or loss is treated as 60% long-term and 40% short-term capital gain or loss if attributable to the “section 1256 contract” positions, or all short-term capital gain or loss if attributable to the non-section 1256 contract positions.

Further, certain of the fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) convert dividends that would otherwise constitute qualified dividend income into short-term capital gain or ordinary income taxed at the higher rate applicable to ordinary income, (ii) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert long-term capital gain into short-term capital gain or ordinary income, (v) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited), (vi) cause the fund to recognize income or gain without a corresponding receipt of cash, (vii) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (viii) adversely alter the characterization of certain complex financial transactions, and (ix) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. While it may not always be successful in doing so, the fund will seek to avoid or minimize any adverse tax consequences of its investment practices.

Dividends and interest received, and gains realized, by the fund on foreign securities may be subject to income, withholding or other taxes imposed by foreign countries and United States possessions (collectively “foreign taxes”) that would reduce the return on its securities. Tax conventions between certain countries and the United States, however, may reduce or eliminate foreign taxes, and many foreign countries do not impose taxes on capital gains in respect of investments by U.S. investors. Depending on the number of foreign shareholders in the fund, however, such reduced foreign withholding tax rates may not be available for investments in certain jurisdictions.

The fund may invest in the stock of “passive foreign investment companies” (“PFICs”). A PFIC is any foreign corporation (with certain exceptions) that, in general, meets either of the following tests: (1) at least 75% of its gross income is passive or (2) an average of at least 50% of its assets produce, or are held for the production of, passive income. Under certain circumstances, the fund will be subject to U.S. federal income tax on a portion of any “excess distribution” received on the stock of a PFIC or of any gain from disposition of that stock (collectively “PFIC income”), plus interest thereon, even if the fund distributes the PFIC income as a taxable dividend to its shareholders. The balance of the PFIC income will be included in the fund’s investment company taxable income and, accordingly, will not be taxable to it to the extent it distributes that income to its shareholders.

If the fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” (“QEF”), then in lieu of the foregoing tax and interest obligation, the fund will be required to include in income each year its pro rata share of the QEF’s annual ordinary earnings and net capital gain—which it may have to distribute to satisfy the distribution requirement and avoid imposition of the excise tax—even if the QEF does not distribute those earnings and gain to the fund. In most instances it will be very difficult, if not impossible, to make this election because of certain of its requirements.

The fund may elect to “mark-to-market” its stock in any PFIC. “Marking-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of a PFIC’s stock over the fund’s adjusted basis therein as of the end of that year. Pursuant to the election, the fund also would be allowed to deduct (as an ordinary, not capital, loss) the excess, if any, of its adjusted basis in PFIC stock over the fair market value thereof as of the taxable year-end, but only to the extent of any net mark-to-market gains (reduced by any prior deductions) with respect to that stock included by the fund for prior taxable years under the election. The fund’s adjusted basis in each PFIC’s stock with respect to which it has made this election will be adjusted to reflect the amounts of income included and deductions taken thereunder. The reduced rates for “qualified dividend income” are not applicable to (i) dividends paid by a foreign corporation that is a PFIC, (ii) income inclusions from a QEF election with respect to a PFIC, and (iii) ordinary income from a “mark-to-market” election with respect to a PFIC.

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The fund may invest a portion of its assets in one or more subsidiaries organized outside of the United States (each, a “Non-US Subsidiary”). A foreign corporation, such as a Non-US Subsidiary, generally is not subject to federal income tax unless it is engaged in the conduct of a trade or business in the United States. Many of a Non-US Subsidiary’s investments will be outside of the United States. With respect to its investments in the United States, a Non-US Subsidiary intends to operate in a manner that is expected to meet the requirements of a safe harbor under section 864(b)(2) of the Code, under which it may trade in stocks or securities or certain commodities for its own account without being deemed to be engaged in a U.S. trade or business. If, however, certain of a Non-US Subsidiary’s activities did not meet those safe harbor requirements, it might be considered as engaging in such a trade or business. Even if a Non-US Subsidiary is not so engaged, it may be subject to a withholding tax at a rate of 30% on some portion of its U.S.-source gross income that is not effectively connected with the conduct of a U.S. trade or business.

A Non-US Subsidiary will be treated as a controlled foreign corporation (a “CFC”), and the fund will be a “United States shareholder” thereof. As a result, the fund will be required to include in its gross income each taxable year all of a Non-US Subsidiary’s “subpart F income” and its “GILTI” income. It is expected that much of each Non-US Subsidiary’s income will be “subpart F income.” If a Non-US Subsidiary realizes a net loss, that loss generally will not be available to offset the fund’s income. The fund’s inclusion of a Non-US Subsidiary’s ‘subpart F income’ in its gross income will increase the fund’s tax basis in its shares of the Non-US Subsidiary. Distributions by the Subsidiary to the fund will not be taxable to the extent of its previously undistributed “subpart F income” and will reduce the fund’s tax basis in those shares. A Non-U.S. Subsidiary may be subject to foreign withholding taxes or income taxes on its income or gains.

Although income from certain asset based investments held by a Non-US Subsidiary would not be qualifying income if received directly by the fund, the Code provides that a RIC’s “subpart F income” inclusions will be treated as qualifying income if the CFC distributes such income to the RIC during the year of inclusion. Further, the IRS has issued Regulations providing that the annual net profit, if any, realized by a Non-US Subsidiary in which the fund invests as part of its business of investing in stock or securities and included in the fund’s income under the subpart F rules will constitute “qualifying income” for purposes of remaining qualified as a RIC whether or not the included income is distributed by a Non-US Subsidiary to the fund.

For U.S. federal income tax purposes, a Non-US Subsidiary is treated as a corporation. A Non-US Subsidiary would be subject to U.S. federal income tax, at the 21% rate currently applicable to U.S. corporations, on its net income that is treated as “effectively connected” with the conduct of a trade or business in the United States (“effectively connected income”). In addition, a Non-US Subsidiary would be subject to a 30% U.S. branch profits tax in respect of its “dividend equivalent amount,” as defined in Section 884 of the Code, attributable to effectively connected income. The fund expects that, in general, the activities of each Non-US Subsidiary will be conducted in a manner such that the Non-US Subsidiary will not be treated as engaged in the conduct of a U.S. trade or business. There can be no assurance, however, that a Non-US Subsidiary will not recognize any effectively connected income. The imposition of U.S. federal tax on a Non-US Subsidiary’s effectively connected income could significantly reduce the fund’s returns.

The federal income tax treatment of the fund’s income from a Non-US Subsidiary also may be adversely affected by future legislation, Regulations, and/or other guidance that could affect the character, timing of recognition, and/or amount of the fund’s taxable income and/or net capital gains and, therefore, the distributions it makes.

Income from certain asset based investments will not be qualifying income if received by the fund and, in some cases, income from those investments also would result in ‘effectively connected income” if received by a Non-US Subsidiary. For that reason, certain investments may be held by the fund indirectly through one or more subsidiaries organized in the United States (each, a “Domestic Subsidiary”). A Domestic Subsidiary would be subject to U.S. federal income tax, at the 21% rate currently applicable to U.S. corporations, on its net income and gains, as well as any applicable state income tax. Dividends paid by a Domestic Subsidiary to the fund would be qualifying income for the fund.

The RIC diversification requirements provide that not more than 25% of the value of the fund’s total assets can be invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the fund controls and that are engaged in the same, similar or related trades or businesses. As a result, the fund’s total investment in certain Non-US Subsidiaries and Domestic Subsidiaries that are engaged in the same, similar or related trades or business is limited to no more than 25% of the value of the fund’s total assets.

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Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the fund actually collects such income or receivables or pays such liabilities generally are treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt securities denominated in a foreign currency, to the extent attributable to fluctuations in exchange rate between the acquisition and disposition dates, also are treated as ordinary income or loss.

If a shareholder realizes a loss on disposition of the fund’s shares of $2 million or more in any single taxable year (or $4 million or more in any combination of taxable years in which the transaction is entered into and the five succeeding taxable years) for an individual shareholder, corporation or Trust or $10 million or more in any single taxable year (or $20 million or more in any combination of taxable years in which the transaction is entered into and the five succeeding taxable years) for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Amounts paid by the fund to individuals and certain other shareholders who have not provided the fund with their correct taxpayer identification number (“TIN”) and certain certifications required by the IRS as well as shareholders with respect to whom the fund has received certain information from the IRS or a broker may be subject to “backup” withholding of U.S. federal income tax arising from the fund’s taxable dividends and other distributions as well as the gross proceeds of sales of shares, at a rate of 24%. An individual’s TIN generally is his or her social security number. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder’s U.S. federal income tax liability, if any; provided that the required information is furnished to the IRS.

Distributions will not be subject to backup withholding to the extent they are subject to the withholding tax on foreign persons described in the next paragraph.

Dividend distributions are in general subject to a U.S. withholding tax of 30% when paid to a nonresident alien individual, foreign estate or trust, a foreign corporation, or a foreign partnership (“foreign shareholder”). Persons who are resident in a country, such as the U.K., that has an income tax treaty with the U.S. may be eligible for a reduced withholding rate (upon filing of appropriate forms), and are urged to consult their tax advisors regarding the applicability and effect of such a treaty. Distributions of capital gain dividends paid by the fund to a foreign shareholder, and any gain realized upon the sale of fund shares by such a shareholder, will ordinarily not be subject to U.S. taxation, unless the recipient or seller is a nonresident alien individual who is present in the United States for more than 182 days during the taxable year. Such distributions and sale proceeds may be subject, however, to backup withholding, unless the foreign investor certifies his non-U.S. residency status. Also, foreign shareholders with respect to whom income from the fund is “effectively connected” with a U.S. trade or business carried on by such shareholder will in general be subject to U.S. federal income tax on a net basis on the income derived from the fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares, and, in the case of a foreign corporation, also may be subject to a branch profits tax. Properly-designated dividends are generally exempt from U.S. federal withholding tax where they are (i) “interest-related dividends” paid in respect of the fund’s “qualified net interest income” (generally, the fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the fund is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) “short-term capital gain dividends” paid in respect of the fund’s “qualified short-term gains” (generally, the excess of the fund’s net short-term capital gain over the fund’s long-term capital loss for such taxable year). Depending on its circumstances, the fund may designate all, some or none of its potentially eligible dividends as such interest-related dividends or as short-term capital gain dividends and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. The fund’s capital gain distributions are also exempt from such withholding. Foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results, and are urged to consult their tax advisors.

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The Foreign Account Tax Compliance Act (FATCA), imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (even if the interest is otherwise exempt from the withholding rules described above), dividends and other fixed or determinable annual or periodical income (“Withholdable Payments”), if paid to a foreign financial institution, unless such institution registers with the IRS and enters into an agreement with the IRS or a governmental authority in its own jurisdiction to collect and provide substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. These withholding and reporting requirements generally apply to income payments made after June 30, 2014. A withholding tax that would apply to the gross proceeds from the disposition of certain investment property and that was scheduled to go into effect in 2019 would be eliminated by proposed regulations (having an immediate effect while pending). Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the fund.

The foregoing briefly summarizes some of the important U.S. federal income tax consequences to Common Shareholders of investing in Common Shares, reflects U.S. federal tax law as of the date of this SAI, and does not address special tax rules applicable to certain types of investors, such as corporate and foreign investors. Unless otherwise noted, this discussion assumes that an investor is a United States person and holds Common Shares as a capital asset. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change or differing interpretations by the courts or the IRS retroactively or prospectively. Investors should consult their tax advisors regarding other U.S. federal, state or local tax considerations that may be applicable to their particular circumstances, as well as any proposed tax law changes.

OTHER INFORMATION

The fund is an organization of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders of such a trust may, in certain circumstances, be held personally liable as partners for the obligations of the trust. The Declaration of Trust contains an express disclaimer of shareholder liability in connection with fund property or the acts, obligations or affairs of the fund. The Declaration of Trust also provides for indemnification out of fund property of any shareholder held personally liable for the claims and liabilities to which a shareholder may become subject by sole reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the fund itself is unable to meet its obligations. The fund has been advised by its counsel that the risk of any shareholder incurring any liability for the obligations of the fund is remote.

The Declaration of Trust provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law; but nothing in the Declaration of Trust protects a Trustee against any liability to the fund or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office. Voting rights are not cumulative with respect to the election of Trustees, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees and, in such event, the holders of the remaining less than 50% of the shares voting on the matter will not be able to elect any Trustees.

The foregoing description of the Declaration of Trust and By-Laws are qualified in their entirety by the full text of the Declaration of Trust and By-Laws, each effective as of January 10, 2024, which is available by writing to the Secretary of the fund at 200 Berkeley Street, Boston, Massachusetts 02116, and are available on the SEC’s website. The Declaration of Trust also is available on the Secretary of the Commonwealth of Massachusetts’ website.

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CUSTODIAN

State Street Bank and Trust Company (“State Street”) located at One Congress Street, Suite 1, Boston, Massachusetts 02114, currently acts as custodian with respect to the fund’s assets. State Street has selected various banks and trust companies in foreign countries to maintain custody of certain foreign securities. The fund also may use special purpose custodian banks from time to time for certain assets. State Street is authorized to use the facilities of the Depository Trust Company, the Participants Trust Company and the book-entry system of the Federal Reserve Banks.

TRANSFER AGENT

SS&C, located at 80 Lamberton Road, Windsor, Connecticut 06095, currently acts as transfer agent and dividend paying agent with respect to the fund’s assets.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, who has offices at 200 Clarendon Street, Boston, MA 02116, is the independent registered public accounting firm for the fund and audits the fund’s financial statements.

FINANCIAL STATEMENTS

The financial statements of the fund for the fiscal period ended October 31, 2024, including the related financial highlights that appear in the Prospectus, have been audited by Ernst &Young LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated herein by reference from the fund’s most recent Annual Report to Shareholders filed with the SEC on Form N-CSR pursuant to Rule 30b2-1 under the 1940 Act.

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John Hancock CQS Multi Asset Credit Fund (formerly, “John Hancock Multi Asset Credit Fund”)

Statement of Additional Information

March 1, 2025

Investment Advisor

John Hancock Investment Management LLC

200 Berkeley Street

Boston, Massachusetts 02116

1-800-225-6020

Subadvisor

CQS (US), LLC

152 West 57th Street 40th Floor

New York, NY 10019

Custodian

State Street Bank and Trust Company

One Congress Street, Suite 1

Boston, Massachusetts 02114

Transfer Agent

SS&C GIDS, Inc.

80 Lamberton Road

Windsor, Connecticut 06095

Independent Registered Public Accounting Firm

Ernst & Young LLP

200 Clarendon Street

Boston, MA 02116

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APPENDIX A–DESCRIPTION OF BOND RATINGS

DESCRIPTIONS OF CREDIT RATING SYMBOLS AND DEFINITIONS

The ratings of Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings and Fitch Ratings (“Fitch”) represent their respective opinions as of the date they are expressed and not statements of fact as to the quality of various long-term and short-term debt instruments they undertake to rate. It should be emphasized that ratings are general and are not absolute standards of quality. Consequently, debt instruments with the same maturity, coupon and rating may have different yields while debt instruments of the same maturity and coupon with different ratings may have the same yield.

Ratings do not constitute recommendations to buy, sell, or hold any security, nor do they comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of any payments of any security.

IN GENERAL

Moody’s. Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Note that the content of this Appendix A, to the extent that it relates to the ratings determined by Moody’s, is derived directly from Moody’s electronic publication of “Ratings Symbols and Definitions” which is available at: https://ratings.moodys.com/api/rmc-documents/53954.

S&P Global Ratings. An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue ratings are an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy.

Note that the content of this Appendix A, to the extent that it relates to the ratings determined by S&P Global Ratings, is derived directly from S&P Global Ratings’ electronic publication of “S&P’s Global Ratings Definitions,” which is available at: https://www.standardandpoors.com/en_US/web/guest/article/-/view/sourceId/504352.

Fitch. Fitch Ratings publishes credit ratings that are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issuer default ratings (IDRs) are assigned to corporations, sovereign entities, financial institutions such as banks, leasing companies and insurers, and public finance entities (local and regional governments). Issue level ratings are also assigned, often include an expectation of recovery and may be notched above or below the issuer level rating. Issue ratings are assigned to secured and unsecured debt securities, loans, preferred stock and other instruments. Structured finance ratings are issue ratings to securities backed by receivables or other financial assets that consider the obligations’ relative vulnerability to default.

Fitch’s credit rating scale for issuers and issues is expressed using the categories ‘AAA’ to ‘BBB’ (investment grade) and ‘BB’ to ‘D’ (speculative grade) with an additional +/- for AA through CCC levels indicating relative differences of probability of default or recovery for issues. The terms “investment grade” and “speculative grade” are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. Investment grade categories indicate relatively low to moderate credit risk, while ratings in the speculative categories signal either a higher level of credit risk or that a default has already occurred.

Note that the content of this Appendix A, to the extent that it relates to the ratings determined by Fitch, is derived directly from Fitch’s electronic publication of “Definitions of Ratings and Other Forms of Opinion” which is available at: https://www.fitchratings.com/products/rating-definitions.

GENERAL PURPOSE RATINGS

LONG-TERM ISSUE RATINGS

MOODY’S GLOBAL LONG-TERM RATING SCALE

Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Aaa: Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa: Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A: Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa: Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba: Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B: Obligations rated B are considered speculative and are subject to high credit risk.

Caa: Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca: Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C: Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Addition of a Modifier 1, 2 or 3: Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment.

Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

S&P GLOBAL RATINGS LONG-TERM ISSUE CREDIT RATINGS

Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

AAA: An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

BB, B, CCC, CC and C: Obligations rated ‘BB’, ‘B’, ‘CCC’ ‘CC’ and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

CCC: An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC: An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C: An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D: An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

Note: Addition of a Plus (+) or minus (-) sign: The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Dual Ratings – Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, ‘AAA/A-1+’ or ‘A-1+/A-1’). With U. S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, ‘SP-1+/A-1+’).

FITCH CORPORATE FINANCE OBLIGATIONS – LONG-TERM RATING SCALES

Ratings of individual securities or financial obligations of a corporate issuer address relative vulnerability to default on an ordinal scale. In addition, for financial obligations in corporate finance, a measure of recovery given default on that liability is also included in the rating assessment. This notably applies to covered bond ratings, which incorporate both an indication of the probability of default and of the recovery given a default of this debt instrument.

AAA: Highest credit quality. ‘AAA’ ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very high credit quality. ‘AA’ ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High credit quality. ‘A’ ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good credit quality. ‘BBB’ ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative. ‘BB’ ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

B: Highly speculative. ‘B’ ratings indicate that material credit risk is present.

CCC: Substantial credit risk. “CCC” ratings indicate that substantial credit risk is present.

CC: Very high levels of credit risk. “CC” ratings indicate very high levels of credit risk.

C: Exceptionally high levels of credit risk. “C” indicates exceptionally high levels of credit risk.

Corporate finance defaulted obligations typically are not assigned ‘RD’ or ‘D’ ratings but are instead rated in the ‘CCC’ to ‘C’ rating categories, depending on their recovery prospects and other relevant characteristics. This approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.

Note: Addition of a Plus (+) or minus (-) sign: Within rating categories, Fitch may use modifiers. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. For example, the rating category ‘AA’ has three notch-specific rating levels (‘AA+’; ‘AA’; ‘AA-’; each a rating level). Such suffixes are not added to ‘AAA’ ratings and ratings below the ‘CCC’ category. For the short-term rating category of ‘F1’, a ‘+’ may be appended. For Viability Ratings, the modifiers ‘+’ or ‘-’ may be appended to a rating to denote relative status within categories from ‘aa’ to ‘ccc’.

CORPORATE AND TAX-EXEMPT COMMERCIAL PAPER RATINGS SHORT-TERM ISSUE RATINGS

MOODY’S GLOBAL SHORT-TERM RATING SCALE

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

P-1: Ratings of Prime-1 reflect a superior ability to repay short-term obligations.

P-2: Ratings of Prime-2 reflect a strong ability to repay short-term obligations .

P-3: Ratings of Prime-3 reflect an acceptable ability to repay short-term obligations .

NP: Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

The following table indicates the long-term ratings consistent with different short-term ratings when such long-term ratings exist. (Note: Structured finance short-term ratings are usually based either on the short-term rating of a support provider or on an assessment of cash flows available to retire the financial obligation).

S&P GLOBAL RATINGS’ SHORT-TERM ISSUE CREDIT RATINGS

S&P Global Ratings’ short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market, typically with an original maturity of no more than 365 days. Short-term issue credit ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. A long-term issue credit rating is typically assigned to an obligation with an original maturity of greater than 365 days. Ratings are graded into several categories, ranging from ‘A’ for the highest-quality obligations to ‘D’ for the lowest. These categories are as follows:

A-1: A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

A-2: A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

A-3: A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

B: A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

C: A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

D: A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

Dual Ratings – Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, ‘AAA/A-1+’ or ‘A-1+/A-1’). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, ‘SP-1+/A-1+’).

FITCH’S SHORT-TERM ISSUER OR OBLIGATION RATINGS

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

F1: Highest short-term credit quality.

Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added (“+”) to denote any exceptionally strong credit feature.

F2: Good short-term credit quality.

Good intrinsic capacity for timely payment of financial commitments.

F3: Fair short-term credit quality.

The intrinsic capacity for timely payment of financial commitments is adequate.

B: Speculative short-term credit quality.

Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C: High short-term default risk.

Default is a real possibility.

RD: Restricted default.

Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D: Default.

Indicates a broad-based default event for an entity, or the default of a short-term obligation.

TAX-EXEMPT NOTE RATINGS

MOODY’S U.S. MUNICIPAL SHORT-TERM DEBT RATINGS

While the global short-term ‘prime’ rating scale is applied to US municipal tax-exempt commercial A-8 paper, these programs are typically backed by external letters of credit or liquidity facilities and their short-term prime ratings usually map to the long-term rating of the enhancing bank or financial institution and not to the municipality’s rating. Other short-term municipal obligations, which generally have different funding sources for repayment, are rated using two additional short-term rating scales (i.e., the MIG and VMIG scale discussed below).

The Municipal Investment Grade (MIG) scale is used to rate US municipal bond anticipation notes of up to five years maturity. Municipal notes rated on the MIG scale may be secured by either pledged revenues or proceeds of a take-out financing received prior to note maturity. MIG ratings expire at the maturity of the obligation, and the issuer’s long-term rating is only one consideration in assigning the MIG rating. MIG ratings are divided into three levels—MIG 1 through MIG 3—while speculative grade short-term obligations are designated SG.

MIG 1: This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2: This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3: This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG: This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Variable Municipal Investment Grade (VMIG) ratings of demand obligations with unconditional liquidity support are mapped from the short-term debt rating (or counterparty assessment) of the support provider, or the underlying obligor in the absence of third party liquidity support, with VMIG 1 corresponding to P-1, VMIG 2 to P-2, VMIG 3 to P-3 and SG to not prime. For example, the VMIG rating for an industrial revenue bond with Company XYZ as the underlying obligor would normally have the same numerical modifier as Company XYZ’s prime rating. Transitions of VMIG ratings of demand obligations with conditional liquidity support, as shown in the diagram below, differ from transitions on the Prime scale to reflect the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade.

VMIG 1: This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections.

VMIG 2: This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections.

VMIG 3: This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections.

SG: This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

•

For VRDBs supported with conditional liquidity support, short-term ratings transition down at higher long-term ratings to reflect the risk of termination of liquidity support as a result of a downgrade below investment grade.

VMIG ratings of VRDBs with unconditional liquidity support reflect the short-term debt rating (or counterparty assessment) of the liquidity support provider with VMIG 1 corresponding to P-1, VMIG 2 to P-2, VMIG 3 to P-3 and SG to not prime.

For more complete discussion of these rating transitions, please see Annex B of Moody’s Methodology titled Variable Rate Instruments Supported by Conditional Liquidity Facilities.

US Municipal Short-Term Versus Long-Term Ratings

NOTES	LONG-TERM RATING	DEMAND OBLIGATIONS WITH CONDITIONAL LIQUIDITY SUPPORT
MIG 1	Aaa Aa1 Aa2 Aa3 A1 A2	VMIG 1
MIG 2	A3	VMIG 2
MIG 3	Baa1 Baa2 Baa3	VMIG 3* SG
SG	Ba1, Ba2, Ba3 B1, B2, B3 Caa1, Caa2, Caa3 Ca, C

*	For SBPA-backed VRDBs, the rating transitions are higher to allow for distance to downgrade to below investment grade due to the presence of automatic termination events in the SBPAs.

S&P GLOBAL RATINGS’ MUNICIPAL SHORT-TERM NOTE RATINGS

An S&P Global Ratings municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

•	Amortization schedule – the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

•	Source of payment – the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

SP-1: Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2: Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3: Speculative capacity to pay principal and interest.

D: ‘D’ is assigned upon failure to pay the note when due, completion of a distressed debt restructuring, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

FITCH PUBLIC FINANCE RATINGS

See FITCH SHORT-TERM ISSUER OR OBLIGATIONS RATINGS above.

APPENDIX B –PROXY VOTING POLICIES AND PROCEDURES

07H: Proxy Voting Procedures-TO General Compliance Policies for Funds & Advisers Section 7: Disclosures, Filings, and Reporting Applies to Funds Risk Theme Proxy Voting Policy Owner Jim Interrante Effective Date 08-27-2024

Overview

The Funds are required to disclose their proxy voting policies and procedures in their registration statements and, pursuant to Rule 30b1-4 under the 1940 Act, file annually with the Securities and Exchange Commission and make available to shareholders its actual proxy voting record.

Investment Company Act

An investment company is required to disclose in its SAI, or private placement memorandum, as applicable,either (a) a summary of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities or (b) a copy of its proxy voting policies.

The Funds are also required by Rule 30b1-4 of the Investment Company Act of 1940 to file Form N-PX annually with the SEC, which contains a record of how the Funds voted proxies relating to portfolio securities. For each matter relating to a portfolio security considered at any shareholder meeting, Form N-PX is required to include, among other information, the name of the issuer of the security, a brief identification of the matter voted on, whether and how the Funds cast their votes, and whether such votes were for or against management. In addition, the Funds are required to disclose in their SAIs, or private placement memoranda, as applicable, and their annual and semi-annual reports to shareholders that such voting record may be obtained by shareholders, either by calling a toll-free number through the Funds’ website, or on the Securities and Exchange Commission’s website at www.sec.gov.

Advisers Act

Under Advisers Act Rule 206(4)-6, investment advisers are required to adopt proxy voting policies and procedures, and investment companies typically rely on the policies of their advisers or sub-advisers.

Policy

The majority of the Independent Boards of Trustees (the “Boards”) of the Funds, have adopted these proxy voting policies and procedures (the “Fund Proxy Policy”).

It is the Advisers’ policy to comply with Rule 206(4)-6 of the Advisers Act and Rule 30b1-4 of the 1940 Act as described above. In general, the Advisers defer proxy voting decisions to the applicable Sub-adviser(s). It is the policy of the Funds to delegate the responsibility for voting proxies to its Adviser or, if the applicable Fund’s Adviser has delegated portfolio management responsibilities to the Sub-adviser, to the Sub-adviser, subject to the Board’s continued oversight. The Sub-advisers shall vote all proxies relating to securities held by the applicable Fund and, in that connection, and subject to any further policies and procedures contained herein, shall use proxy voting policies and procedures adopted by the Sub-advisers in conformance with Rule 206(4)-6 under the Advisers Act.

If an instance occurs where a conflict of interest arises between the shareholders and the applicable Sub-adviser, however, the Advisers retain the right to influence and/or direct the conflicting proxy voting decisions in the best interest of shareholders.

Delegation of Proxy Voting Responsibilities

It is the policy of the Funds to delegate the responsibility for voting proxies relating to portfolio securities held by the applicable Fund to its Adviser or, if its Adviser has delegated portfolio management responsibilities to the applicable Sub-adviser, to the Sub-adviser, subject to the applicable Board’s continued oversight. The relevant Sub-adviser shall vote all proxies relating to securities held by the applicable Fund and in that connection, and subject to any further policies and procedures contained herein, shall use proxy voting policies and procedures adopted by the relevant Sub-adviser in conformance with Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Except as noted below under Material Conflicts of Interest, the Fund Proxy Policy shall incorporate that adopted by the Sub-advisers with respect to voting proxies held by its clients (the “Sub-adviser Proxy Policy”). The Sub-adviser Proxy Policy, as it may be amended from time to time, is hereby incorporated by reference into the Fund Proxy Policy. The Sub-advisers are directed to comply with these policies and procedures in voting proxies relating to portfolio securities held by the Funds, subject to oversight by the Advisers and by the Boards. The Advisers retain the responsibility, and are directed, to oversee the applicable Sub-adviser’s compliance with these policies and procedures, and to adopt and implement such additional policies and procedures as it deems necessary or appropriate to discharge its oversight responsibility. Additionally, the Fund’s Chief Compliance Officer (“CCO”) shall conduct such monitoring and supervisory activities as the CCO or the Boards deem necessary or appropriate in order to appropriately discharge the CCO’s role in overseeing the Sub-advisers’ compliance with these policies and procedures.

The delegation by the Boards of the authority to vote proxies relating to portfolio securities of the Funds is entirely voluntary and may be revoked by the Boards, in whole or in part, at any time.

Voting Proxies of Underlying Funds of a Fund of Funds

A.	Where the Fund of Funds is not the Sole Shareholder of the Underlying Fund

With respect to voting proxies relating to the shares of an underlying fund (an “Underlying Fund”) held by a Fund operating as a fund of funds (a “Fund of Funds”) in reliance on Section 12(d)(1)(G) of the 1940 Act where the Underlying Fund has shareholders other than the Fund of Funds which are not other Fund of Funds, the Fund of Funds will vote proxies relating to shares of the Underlying Fund in the same proportion as the vote of all other holders of such Underlying Fund shares.

B.	Where the Fund of Funds is the Sole Shareholder of the Underlying Fund

In the event that one or more Funds of Funds are the sole shareholders of an Underlying Fund, the Adviser(s) to the Fund of Funds will vote proxies relating to the shares of the Underlying Fund as set forth below unless the applicable Board elects to have the Fund of Funds seek voting instructions from the shareholders of the Funds of Funds in which case the Fund of Funds will vote proxies relating to shares of the Underlying Fund in the same proportion as the instructions timely received from such shareholders.

1.	Where Both the Underlying Fund and the Fund of Funds are Voting on Substantially Identical Proposals

In the event that the Underlying Fund and the Fund of Funds are voting on substantially identical proposals (the “Substantially Identical Proposal”), then the Adviser(s) or the Fund of Funds will vote proxies relating to shares of the Underlying Fund in the same proportion as the vote of the shareholders of the Fund of Funds on the Substantially Identical Proposal.

2.	Where the Underlying Fund is Voting on a Proposal that is Not Being Voted on by the Fund of Funds

(a)	Where there is No Material Conflict of Interest Between the Interests of the Shareholders of the Underlying Fund and the Adviser(s) Relating to the Proposal

In the event that the Fund of Funds is voting on a proposal of the Underlying Fund and the Fund of Funds is not also voting on a substantially identical proposal and there is no material conflict of interest between the interests of the shareholders of the Underlying Fund and the Adviser(s) relating to the Proposal, then the Adviser(s) will vote proxies relating to the shares of the Underlying Fund pursuant to its Proxy Voting Procedures.

(b)	Where there is a Material Conflict of Interest Between the Interests of the Shareholders of the Underlying Fund and the Adviser(s) Relating to the Proposal

In the event that the Fund of Funds is voting on a proposal of the Underlying Fund and the Fund of Funds is not also voting on a substantially identical proposal and there is a material conflict of interest between the interests of the shareholders of the Underlying Fund and the Adviser(s) relating to the Proposal, then the Fund of Funds will seek voting instructions from the shareholders of the Fund of Funds on the proposal and will vote proxies relating to shares of the Underlying Fund in the same proportion as the instructions timely received from such shareholders. A material conflict is generally defined as a proposal involving a matter in which the Adviser(s) or one of its affiliates has a material economic interest.

Material Conflicts of Interest

If (1) the Sub-advisers become aware that a vote presents a material conflict between the interests of (a) shareholders of the applicable Fund; and (b) the applicable Fund’s Adviser, Sub-adviser, principal underwriter, or any of their affiliated persons, and (2) the applicable Sub-adviser does not propose to vote on the particular issue in the manner prescribed by its Sub-adviser Proxy Policy or the material conflict of interest procedures set forth in its Sub-adviser Proxy Policy are otherwise triggered, then the relevant Sub-adviser will follow the material conflict of interest procedures set forth in its Sub-adviser Proxy Policy when voting such proxies.

If the Sub-adviser Proxy Policy provides that in the case of a material conflict of interest between shareholders of the Funds and another party, the applicable Sub-adviser will ask the relevant Board to provide voting instructions, the said Sub-adviser shall vote the proxies, in its discretion, as recommended by an independent third party, in the manner prescribed by its applicable Sub-adviser Proxy Policy or abstain from voting the proxies.

Proxy Voting Committee(s)

The Advisers will from time to time, and on such temporary or longer-term basis as they deem appropriate, establish one or more Proxy Voting Committees. A Proxy Voting Committee shall include the Advisers’ CCO and may include legal counsel. The terms of reference and the procedures under which a Proxy Voting Committee will operate will be reviewed from time to time by the Legal and Compliance Department. Records of the deliberations and proxy voting recommendations of a Proxy Voting Committee will be maintained in accordance with applicable law, if any, and these Proxy Procedures. Requested shareholder proposals or other Shareholder Advocacy in the name of the Funds must be submitted for consideration pursuant to the Shareholder Advocacy Policy and Procedures.

Disclosure of Proxy Voting Policies and Procedures in the Funds’ Statement of Additional Information (“SAI”) or Private Placement Memoranda, as applicable

The Funds shall include in their SAIs, or private placement memoranda, as applicable, a summary of the Fund Proxy Policy and of the applicable Sub-adviser Proxy Policy included therein. (In lieu of including a summary of these policies and procedures, the Funds may include each full Fund Proxy Policy and Sub-adviser Proxy Policy in their SAIs, or private placement memoranda, as applicable.)

Disclosure of Proxy Voting Policies and Procedures in Annual and Semi-Annual Shareholder Reports

The Funds shall disclose in annual and semi-annual shareholder reports that a description of the Fund Proxy Policy, including the Sub-adviser Proxy Policy, and the applicable Fund’s proxy voting record for the most recent 12 months are available on the Securities and Exchange Commission’s (“SEC”) website, and without charge, upon request, by calling a specified toll-free telephone number. The Funds will send these documents within three business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery. The Fund Administration Department is responsible for preparing appropriate disclosure regarding proxy voting for inclusion in shareholder reports and distributing reports. The Legal Department supporting the Funds is responsible for reviewing such disclosure once it is prepared by the Fund Administration Department.

Filing of Proxy Voting Record on Form N-PX

The Funds will annually file their complete proxy voting record with the SEC on Form N-PX. The Form N-PX shall be filed for the most recent twelve months of that year. The Fund Administration department, supported by the Legal Department supporting the Funds, is responsible for the annual filing.

Regulatory Requirement

Rule 206(4)-6 of the Advisers Act and Rule 30b1-4 of the 1940 Act

Reporting

Disclosures in SAI or Private Placement Memorandum, as applicable: The Funds shall disclose in annual and semi-annual shareholder reports that a description of the Fund Proxy Policy, including the Sub-adviser Proxy Policy, and the Fund’s proxy voting record for the most recent 12 months.

Form N-PX: The proxy voting service will file Form N-PX for each twelve-month period.

Procedure

Review of Sub-advisers’ Proxy Voting

The Funds have delegated proxy voting authority with respect to the applicable Fund portfolio securities in accordance with the Fund Proxy Policy, as set forth above.

Consistent with this delegation, the relevant Sub-adviser is responsible for the following:

1.

Implementing written policies and procedures, in compliance with Rule 206(4)-6 under the Advisers Act, reasonably designed to ensure that the Sub-adviser votes portfolio securities in the best interest of shareholders of the Funds.

2.

Providing the applicable Adviser with a copy and description of the Sub-adviser Proxy Policy prior to being approved by the relevant Board as the Sub-adviser, accompanied by a certification that represents that the Sub-adviser Proxy Policy has been adopted in conformance with Rule 206(4)-6 under the Advisers Act. Thereafter, providing the Adviser with notice of any amendment or revision to that Sub-adviser Proxy Policy or with a description thereof. The applicable Adviser is required to report all material changes to a Sub-adviser Proxy Policy quarterly to the relevant Board. The CCO’s annual written compliance report to said Board will contain a summary of the material changes to the applicable Sub-adviser Proxy Policy during the period covered by the report.

3.

Providing the relevant Adviser with a quarterly certification indicating that the applicable Sub-adviser did vote proxies of the relevant Fund and that the proxy votes were executed in a manner consistent with the Sub-adviser Proxy Policy. If the said Sub-adviser voted any proxies in a manner inconsistent with the Sub-adviser Proxy Policy, it will provide the relevant Adviser with a report detailing the exceptions.

Adviser Responsibilities

The Funds have retained a proxy voting service to coordinate, collect, and maintain all proxy-related information, and to prepare and file the Funds’ reports on Form N-PX with the SEC.

The Advisers, in accordance with their general oversight responsibilities, will periodically review the voting records maintained by the proxy voting service in accordance with the following procedures:

1.	Receive a file with the proxy voting information directly from the applicable Sub-adviser on a quarterly basis.

2.	Select a sample of proxy votes from the files submitted by said Sub-adviser and compare them against the proxy voting service files for accuracy of the votes.

3.	Deliver instructions to shareholders on how to access proxy voting information via the applicable Fund’s semi-annual and annual shareholder reports.

The Fund Administration Department, in conjunction with the Legal Department supporting the Funds, is responsible for the foregoing procedures.

Proxy Voting Service Responsibilities

Proxy voting services retained by the Funds are required to undertake the following procedures:

•	Aggregation of Votes:

The proxy voting service’s proxy disclosure system will collect Fund-specific and/or account-level voting records, including votes cast by multiple sub-advisers or third-party voting services.

•	Reporting:

The proxy voting service’s proxy disclosure system will provide the following reporting features:

1.	multiple report export options;

2.	report customization by fund-account, portfolio manager, security, etc.; and

3.	account details available for vote auditing.

•	Form N-PX Preparation and Filing:

The Advisers will be responsible for oversight and completion of the filing of the Funds’ reports on Form N-PX with the SEC. The proxy voting service will prepare the EDGAR version of Form N-PX and will submit it to the Advisers for review and approval prior to filing with the SEC. The proxy voting service will file Form N-PX for each twelve-month period The Fund Administration Department, in conjunction with the Legal Department supporting the Funds, is responsible for the foregoing procedures.

The Fund Administration Department in conjunction with the CCO oversees compliance with this policy.

The Fund Administration Department maintains operating procedures affecting the administration and disclosure of the Funds’ proxy voting records.

The Fund’s Chief Legal Counsel is responsible for including in the Funds’ SAIs, or private placement memoranda, as applicable, information regarding the proxy voting policies as required by applicable rules and form requirements.

Key Contacts

Investment Compliance

Escalation/Reporting Violations

All John Hancock employees are required to report any known or suspected violation of this policy to the CCO of the Funds.

Related Policies and Procedures

07B Registration Statements and Prospectuses

Document Retention Requirements

The Fund Administration Department and the CCO’s Office is responsible for maintaining all documentation created in connection with this policy. Documents will be maintained for the period set forth in the Records Retention Schedule. See Compliance Policy: Books and Records.

Version History
Date	Effective Date	Approving Party
1	06-15-2022	Board
2	07-24-2023	Board
3	08-27-2024	CCO

05E: ProxyVoting Policies and Procedures for the Adviser General Compliance Policies for Trust & Adviser Section 5: Fiduciary Standards & Affiliated Persons Issues Applies to Adviser Risk Theme Proxy Voting Policy Owner Jim Interrante Effective Date 08-20-2024

CONFIDENTIAL

Overview

The SEC adopted Rule 206(4)-6 under the Advisers Act, which requires investment advisers with voting authority to adopt and implement written policies and procedures that are reasonably designed to ensure that the investment adviser votes client securities in the best interest of clients. The procedures must include how the investment adviser addresses material conflicts that may arise between the interests of the investment adviser and those of its clients. The Advisers are registered investment advisers under the Advisers Act and serve as the investment advisers to the Funds. The Advisers generally retain one or more sub-advisers to manage the assets of the Funds, including voting proxies with respect to a Fund’s portfolio securities. From time to time, however, the Advisers may elect to manage directly the assets of a Fund, including voting proxies with respect to such Fund’s portfolio securities, or a Fund’s Board may otherwise delegate to the Advisers authority to vote such proxies. Rule 206(4)-6 under the Advisers Act requires that a registered investment adviser adopt and implement written policies and procedures reasonably designed to ensure that it votes proxies with respect to a client’s securities in the best interest of the client.

Firms are required by Advisers Act Rule 204-2(c)(2) to maintain records of their voting policies and procedures, a copy of each proxy statement that the investment adviser receives regarding client securities, a record of each vote cast by the investment adviser on behalf of a client, a copy of any document created by the investment adviser that was material to making a decision how to vote proxies on behalf of a client, and a copy of each written client request for information on how the adviser voted proxies on behalf of the client, as well as a copy of any written response by the investment adviser to any written or oral client request for information on how the adviser voted that client’s proxies.

Investment companies must disclose information about the policies and procedures used to vote proxies on the investment company’s portfolio securities and must file the fund’s entire proxy voting record with the SEC annually on Form N-PX.

Advisers that are subject to the reporting requirements of Section 13(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) are required by Exchange Act Rule 14Ad-1 to file Form N-PX annually to report how they voted proxies regarding certain executive compensation matters (known as “say-on-pay” matters). However, an Adviser that has a disclosed policy of not voting proxies, and that did not in fact vote during the reporting period, must only complete a notice report filing on Form N-PX marking the appropriate box on the cover page to confirm these facts.

Pursuant thereto, the Advisers have adopted and implemented these proxy voting policies and procedures (the “Proxy Procedures”).

Policy

It is the Advisers’ policy to comply with Rule 206(4)-6 and Rule 204-2(c)(2) under the Advisers Act and Rule 14Ad-1 under the Exchange Act as described above. In general, the Advisers delegate proxy voting decisions to the sub-advisers managing the funds. If an instance occurs where a conflict of interest arises between the shareholders and a particular sub-adviser, however, the Adviser retains the right to influence and/or direct the conflicting proxy voting decisions.

Filing of Proxy Voting Record on Form N-PX

The Advisers will annually file their proxy voting notice report with the SEC on Form N-PX. The Form N-PX shall be filed for the twelve months ended June 30 no later than August 31 of that year. The Investment Standards & Monitoring (ISM) CoE Team, supported by the Legal Department supporting the Advisers, is responsible for the annual filing.

Regulatory Requirement

Rule 206(4)-6 under the Advisers Act and Rule 14Ad-1 under the Exchange Act

Reporting

Form N-PX: The ISM CoE Team will file Form N-PX for each twelve-month period ending on June 30. The filing must be submitted to the SEC on or before August 31 of each year.

Advisers will provide the Board with notice and a copy of any amendments or revisions to the Procedures and will report quarterly to the Board all material changes to these Proxy Procedures.

The CCO’s annual written compliance report to the Board will contain a summary of material changes to the Proxy Procedures during the period covered by the report.

If the Advisers or the Designated Person vote any proxies in a manner inconsistent with either these Proxy Procedures or a Fund’s proxy voting policies and procedures, the CCO will provide the Board with a report detailing such exceptions.

Procedure

Fiduciary Duty

The Advisers have a fiduciary duty to vote proxies on behalf of a Fund in the best interest of the Fund and its shareholders.

Voting of Proxies - Advisers

The Advisers will vote proxies with respect to a Fund’s portfolio securities when authorized to do so by the Fund and subject to the Fund’s proxy voting policies and procedures and any further direction or delegation of authority by the Fund’s Board. The decision on how to vote a proxy will be made by the person(s) to whom the Advisers have from time to time delegated such responsibility (the “Designated Person”). The Designated Person may include the Fund’s portfolio manager(s) or a Proxy Voting Committee, as described below.

When voting proxies with respect to a Fund’s portfolio securities, the following standards will apply:

•	The Designated Person will vote based on what it believes is in the best interest of the Fund and its shareholders and in accordance with the Fund’s investment guidelines.

•

Each voting decision will be made independently. To assist with the analysis of voting issues and/or to carry out the actual voting process the Designated Person may enlist the services of (1) reputable professionals (who may include persons employed by or otherwise associated with the Advisers or any of its affiliated persons) or (2) independent proxy evaluation services such as Institutional Shareholder Services. However, the ultimate decision as to how to vote a proxy will remain the responsibility of the Designated Person.

•

The Advisers believe that a good management team of a company will generally act in the best interests of the company. Therefore, the Designated Person will take into consideration as a key factor in voting proxies with respect to securities of a company that are held by the Fund the quality of the company’s management. In general, the Designated Person will vote as recommended by company management except in situations where the Designated Person believes such recommended vote is not in the best interests of the Fund and its shareholders.

•	As a general principle, voting with respect to the same portfolio securities held by more than one Fund should be consistent among those Funds having substantially the same investment mandates.

•

The Advisers will provide the Fund, from time to time in accordance with the Fund’s proxy voting policies and procedures and any applicable laws and regulations, a record of the Advisers’ voting of proxies with respect to the Fund’s portfolio securities.

Material Conflicts of Interest

In carrying out its proxy voting responsibilities, the Advisers will monitor and resolve potential material conflicts (“Material Conflicts”) between the interests of (a) a Fund and (b) the Advisers or any of its affiliated persons. Affiliates of the Advisers include Manulife Financial Corporation and its subsidiaries. Material Conflicts may arise, for example, if a proxy vote relates to matters involving any of these companies or other issuers in which the Advisers or any of their affiliates has a substantial equity or other interest.

If the Advisers or a Designated Person become aware that a proxy voting issue may present a potential Material Conflict, the issue will be referred to the Advisers’ Legal Department and/or the Office of the CCO. If the Legal Department and/or the Office of the CCO, as applicable determines that a potential Material Conflict does exist, a Proxy Voting Committee will be appointed to consider and resolve the issue. The Proxy Voting Committee may make any determination that it considers reasonable and may, if it chooses, request the advice of an independent, third-party proxy service on how to vote the proxy.

Voting Proxies of Underlying Funds of a Fund of Funds

The Advisers or the Designated Person will vote proxies with respect to the shares of a Fund that are held by another Fund that operates as a Fund of Funds”) in the manner provided in the proxy voting policies and procedures of the Fund of Funds (including such policies and procedures relating to material conflicts of interest) or as otherwise directed by the board of trustees or directors of the Fund of Funds.

Proxy Voting Committee(s)

The Advisers will from time to time, and on such temporary or longer-term basis as they deem appropriate, establish one or more Proxy Voting Committees. A Proxy Voting Committee shall include the Advisers’ CCO and may include legal counsel. The terms of reference and the procedures under which a Proxy Voting Committee will operate will be reviewed from time to time by the Legal and Compliance Department. Records of the deliberations and proxy voting recommendations of a Proxy Voting Committee will be maintained in accordance with applicable law, if any, and these Proxy Procedures. Requested shareholder proposals or other Shareholder Advocacy must be submitted for consideration pursuant to the Shareholder Advocacy Policy and Procedures.

Voting of Proxies - SubAdvisers

In the case of proxies voted by a sub-adviser to a Fund pursuant to the Fund’s proxy voting procedures, the Advisers will request the sub-adviser to certify to the Advisers that the sub-adviser has voted the Fund’s proxies as required by the Fund’s proxy voting policies and procedures and that such proxy votes were executed in a manner consistent with these Proxy Procedures and to provide the Advisers with a report detailing any instances where the sub-adviser voted any proxies in a manner inconsistent with the Fund’s proxy voting policies and procedures. The CCO of the Advisers will then report to the Board on a quarterly basis regarding the sub-adviser certification and report to the Board any instance where the sub-adviser voted any proxies in a manner inconsistent with the Fund’s proxy voting policies and procedures.

The Fund Administration Department maintains procedures affecting all administration functions for the mutual funds. These procedures detail the disclosure and administration of the Trust’s proxy voting records.

The Trust’s Chief Legal Counsel is responsible for including, in the SAI of each Trust, information about the proxy voting of the Advisers and each sub-adviser.

Reporting to Fund Boards

The CCO of the Advisers will provide the Board with a copy of these Proxy Procedures, accompanied by a certification that represents that the Proxy Procedures have been adopted by the Advisers in conformance with Rule 206(4)-6 under the Advisers Act. Thereafter, the Advisers will provide the Board with notice and a copy of any amendments or revisions to the Procedures and will report quarterly to the Board all material changes to these Proxy Procedures.

The CCO’s annual written compliance report to the Board will contain a summary of material changes to the Proxy Procedures during the period covered by the report.

If the Advisers or the Designated Person vote any proxies in a manner inconsistent with either these Proxy Procedures or a Fund’s proxy voting policies and procedures, the CCO will provide the Board with a report detailing such exceptions.

Form N-PX Preparation and Filing:

The Advisers will be responsible for oversight and completion of the filing of the Advisers’ notice reports on Form N-PX with the SEC. The ISM CoE Team will prepare the EDGAR version of Form N-PX and will submit it to the applicable Adviser for review and approval prior to filing with the SEC. The ISM CoE Team will file Form N-PX for each twelve-month period ending on June 30. The filing must be submitted to the SEC on or before August 31 of each year.

Key Contacts

Investment Compliance

Escalation/Reporting Violations

All John Hancock employees are required to report any known or suspected violation of this policy to the CCO of the Funds.

Related Policies and Procedures

N/A

Document Retention Requirements

The Advisers will retain (or arrange for the retention by a third party of) such records relating to proxy voting pursuant to these Proxy Procedures as may be required from time to time by applicable law and regulations, including the following:

1.	These Proxy Procedures and all amendments hereto;

2.	All proxy statements received regarding Fund portfolio securities;

3.	Records of all votes cast on behalf of a Fund;

4.	Records of all Fund requests for proxy voting information;

5.	Any documents prepared by the Designated Person or a Proxy Voting Committee that were material to or memorialized the basis for a voting decision;

6.	All records relating to communications with the Funds regarding Conflicts; and

7.	All minutes of meetings of Proxy Voting Committees.

The Office of the CCO, and/or the Legal Department are responsible for maintaining the documents set forth above as needed and deemed appropriate. Such documents will be maintained in the Office of the CCO, and/or the Legal Department for the period set forth in the Records Retention Schedule.

Version History
Date	Effective Date	Approving Party
1	01-01-2012
2	02-01-2015
3	Sept. 2015
4	05-01-2017
5	12-01-2019
6	08-20-2024	CCO

CQS (US), LLC

PROXY VOTING POLICIES AND PROCEDURES

September 1, 2021

General Guidelines

CQS will vote where it is proportionate and in the best interests of the Funds. In considering whether or not to vote, CQS will take into consideration a broad range of factors and the potential benefits of voting.

Generally, CQS opts to retain authority for voting all proxies delegated by the Funds and does not further delegate voting authority to proxy advisors. CQS approaches proxy voting in a proportionate manner and, as such, may not always vote at all meetings and on all proposals. Where CQS does exercise a proxy vote, however, it generally aims to vote consistently across the Funds.

As an authorised and regulated firm, CQS has a fiduciary obligation to act in the best interests of its clients. Where CQS does determine it is in the Fund’s interest to vote a proxy, CQS will vote such proxies in the best interests of its clients. CQS believes that actively exercising voting rights enhances the long term sustainable value of the companies in which the Funds invest. CQS is aware of the importance of voting securities in a timely manner and of giving due consideration to all proposed resolutions. By exercising the right to vote, CQS seeks both to add value to on behalf of clients and to protect the Fund’s interests as shareholders. Prior to exercising voting rights, CQS will consider the issues, meet management if necessary, and vote accordingly.

In the event of the assets of the relevant Fund being subject to re-hypothecation or repurchase agreements (repo), stock loan or similar transfer of title arrangements, CQS may not have the legal right to vote in relation to those assets for the duration of the transfer.

CQS will generally vote proxies in a manner that serves what CQS deems to be in the best interests of the Funds and their investors. CQS will review proxy proposals on a case by case basis and each proxy is considered on its merits. However, CQS will also take into consideration general guidelines in line with the relevant issuer’s management’s recommendation for certain routine matters including:

•	approval of auditors;

•	name changes;

•	declaring stock splits;

•	changing the date and/or the location of the annual meeting;

•	minor amendments to the articles of incorporation;

•	election of Directors (unless circumstances dictate a vote against); and

•	any other issues that do not adversely affect the Funds’ economic interests.

Although CQS believes that management’s recommendations should be given considerable weight, CQS will consider whether any proposals from management would be detrimental to the underlying value of the Funds’ positions, or where proposals are inconsistent with the investment objective and policy of the relevant Fund or CQS adopted client guidelines.

CQS may elect to act collectively with other shareholders or third parties where appropriate, and subject to relevant law and regulation, in order to protect and enhance shareholder value.

CQS may choose to refrain from voting proxies for various reasons including (without limitation):

•	if the effect on the Fund’s economic interests or the value of the portfolio holding is indeterminable or insignificant;

•	where it is disproportionate to do so having due to regard to the relevant facts and circumstances;

•	if voting the proxy results in (or may result in) a conflict of interest; or

•	if a jurisdiction imposes share blocking restrictions which prevent CQS from exercising discretionary authority.

In the instance that a Fund’s offering documentation, investment policy and/or restrictions, constitutional documents, management agreement, or similar (together “Relevant Documentation”) stipulates or provides guidelines as to how to vote proxies, CQS will vote those proxies in line with the requirements of the Relevant Documentation. CQS may decline to vote if voting would not be in accordance with the requirements of the Relevant Documentation. Should no guidelines or requirements be provided in the Relevant Documentation, proxies for Funds will be voted in accordance with this Policy.

Proxy Voting Procedures

The CQS Corporate Actions Team is responsible for proxy voting processes, with assistance and support from the Legal and Compliance Teams.

The CQS Corporate Actions Team will notify the relevant Portfolio Managers of an impending proxy vote, who will confirm to the team the way in which they wish to vote. CQS does not issue automated standing instructions to vote in a certain way. Each proxy vote is considered by the Portfolio Manager(s) responsible for the Fund holding the position.

CQS uses a voting agency when engaging in proxy voting for the Funds. Certain sub-advised Funds or bespoke mandates may request that other voting agency providers be used. In these circumstances CQS will use those other providers to the extent practicable.

The voting agency provides administrative services related to proxy voting. CQS’ existing agency allows CQS to manage, track, reconcile and report the Funds’ proxy voting through electronic delivery of ballots, online voting and integrated reporting and record keeping.

Role of Third Parties

CQS generally does not use proxy advisors or similar service providers. However, CQS may, on a case by case basis, decide to avail of such services in relation to a particular issue or vote. While such proxy advisor services may provide further analysis and recommendations regarding the relevant proxy proposal, the relevant Portfolio Managers are ultimately responsible for providing the voting recommendation for a given proposal.

MACSAI

3/1/2025

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

Included in Part A: Financial Highlights

Included in Part B: Financial Statements are incorporated in Part B by reference to the Fund’s October 31, 2024 annual shareholder report (audited) on Form N-CSR as filed with the Securities and Exchange Commission (“SEC”) on January 3, 2025 (Accession No. 0001683863-25-000054).

(2)	Exhibits

(a)	Agreement and Declaration of Trust dated January 10, 2024 – previously filed as exhibit (a) to the Fund’s Registration Statement on Form N-2 filed on March 6, 2024, accession number 0001193125-24-059443.

(b)	By-laws dated January 19, 2024 – previously filed as exhibit (b) to the Fund’s Registration Statement on Form N-2 filed on March 6, 2024, accession number 0001193125-24-059443.

(c)	Not applicable.

(d)	Refer to Exhibit (2)(a) and (b).

(e)	Dividend Reinvestment Plan – previously filed as exhibit (e) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(f)	Not applicable.

(g)(i)	Investment Advisory Agreement, dated April 17, 2024 – previously filed as exhibit (g)(i) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(g)(ii)	Subadvisory Agreement, dated May 21, 2024 – previously filed as exhibit (g)(ii) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(h)(i)	Distribution Agreement, dated April 17, 2024 – previously filed as exhibit (h)(i) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(h)(ii)	Class I Distribution Plan Pursuant to Rule 12b-1 – previously filed as exhibit (h)(ii) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(h)(iii)	Class A Distribution Plan Pursuant to Rule 12b-1– previously filed as exhibit (h)(iii) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(h)(iv)	Class U Distribution Plan Pursuant to Rule 12b-1– previously filed as exhibit (h)(iv) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(i)	Not applicable.

(j)(i)	Master Custodian Agreement, dated September 10, 2008 – previously filed as exhibit (j)(i) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(j)(ii)	Custodian Agreement Notice, dated April 17, 2024 – previously filed as exhibit (j)(iii) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(k)(i)	Master Agreement SS&C Digital Solutions Services by and among SS&C and Funds, dated September 25, 2023 – previously filed as exhibit (k)(i) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(k)(ii)	Services Agreement by and among SS&C and Funds, dated July 14, 2023 – previously filed as exhibit (k)(ii) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(k)(ii)(a)	Amendment 5 to the Services Agreement, dated May 8, 2024 – previously filed as exhibit (k)(ii)(a) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(k)(iii)	Expense Limitation Agreement, dated April 17, 2024 – previously filed as exhibit (k)(iii) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(k)(iv)	Agreement to Waive Advisory Fees and Reimburse Expenses, dated June 29, 2023 – previously filed as exhibit (k)(iv) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(k)(v)	Multiple Class Plan Pursuant to Rule 18f-3, dated April 17, 2024 – previously filed as exhibit (k)(v) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(l)	Consent and Opinion of Betsy Anne Seel, dated May 29, 2024 – previously filed as exhibit (l) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm – FILED HEREWITH.

(o)	Not applicable.

(p)	Initial Subscription Agreement, dated May 16, 2024 – previously filed as exhibit (p) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(q)	Not applicable.

(r)(i)	Code of Ethics dated January 1, 2008 (as revised April 1, 2024) of John Hancock Investment Management LLC, John Hancock Variable Trust Advisers LLC, John Hancock Investment Management Distributors LLC, John Hancock Distributors, LLC, and each open-end fund, closed-end fund, and exchange traded fund advised by a John Hancock advisor– previously filed as exhibit (r)(i) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

(r)(ii)	Code of Ethics of CQS (US), LLC, dated April 2024 – FILED HEREWITH.

(r)(iii)	Code of Ethics for the Independent Trustees of the John Hancock Alternative Funds, effective June 15, 2022, amended and restated February 5, 2025 – FILED HEREWITH.

(s)	Not applicable.

(t)	Power of Attorney – previously filed as exhibit (t) to the Fund’s Registration Statement on Form N-2 filed on May 29, 2024, accession number 0001193125-24-149210.

Item 26. Marketing Arrangements

Distribution Agreement is filed as Exhibit (h)(i).

Item 27. Other Expenses of Issuance and Distribution

Legal Fees	$225,000
Audit	$79,000
Miscellaneous expenses	$258,758
Total	$562,758

Item 28. Persons Controlled by or Under Common Control with Registrant

After completion of the private offering of Shares, the Registrant expects that no person will be directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by the Adviser or an affiliate until the effectiveness. Information regarding the ownership of the Adviser is set forth in its Form ADV as filed with the Securities and Exchange Commission (the “SEC”) (File No. 801-8124), and is incorporated herein by reference.

Item 29. Number of Holders of Securities

Title of Class	Number of Record Holders
Common Shares, par value $0.001	1

Item 30. Indemnification

Reference is made to Article 4 of the Registrant’s Agreement and Declaration of Trust (the “Agreement and Declaration of Trust”), filed as Exhibit (a) hereto. The Registrant hereby undertakes that it will apply the indemnification and limitation of liability provisions of the Agreement and Declaration of Trust in a manner consistent with Release 40-11330 of the SEC under the 1940 Act, so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant’s Distribution Agreement, filed as Exhibit (h)(i), is expected to contain provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Further, the Investment Advisory Agreement, filed as Exhibit (g)(i), is expected to contain provisions limiting the liability, and providing for indemnification, of the Advisor and its personnel under certain circumstances.

The Registrant’s Trustees and officers are expected to be insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor

For information as to the business, profession, vocation or employment of a substantial nature of each of the directors and executive officers of the Advisor and the Subadvisor, reference is made to the information set forth under: (i) the caption “Investment Advisory and Other Services” in the Statement of Additional Information; (ii) Item 6 of the Form ADV Part II of John Hancock Investment Management LLC (File No. 801-8124) filed with the SEC; and (iii) Item 6 of the Form ADV Part II of CQS (US), LLC (File No. 801-69452) filed with the SEC, all of which are incorporated herein by reference.

Item 32. Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Fund by Section 31(a) of the 1940 Act, and the rules promulgated thereunder are in the possession and custody of the Fund’s custodian, State Street Bank and Trust Company, located at One Congress Street, Suite 1, Boston, Massachusetts 02114, with the exception of certain corporate documents and portfolio trading documents that are in the possession and custody of the Advisor, 200 Berkeley Street, Boston, Massachusetts, 02116, and the Subadvisor, CQS (US), LLC, 40th Floor 152 West 57th Street New York, NY, 10019. The Fund is informed that all applicable accounts, books and documents required to be maintained by registered investment advisors are in the custody and possession of the Advisor and the Subadvisor.

Item 33. Management Services

Not applicable

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act to any purchaser, (1) if the Registrant is relying on Rule 430B: (A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or (2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by our on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Amendment to the Registration Statement on Form N-2 under Rule 486(b) under the 1933 Act (“Registration Statement”) has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts, on the 24th day of February 2025.

John Hancock CQS Multi Asset Credit Fund

By:	/s/ Andrew G. Arnott
	Name:	Andrew G. Arnott
	Title:	President, Chief Executive Officer and Principal Executive Officer, and Trustee

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement of the Registrant has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Andrew G. Arnott	President and Trustee	February 24, 2025
Andrew G. Arnott	(Chief Executive Officer and Principal Executive Officer)

/s/ Fernando A. Silva	Chief Financial Officer	February 24, 2025
Fernando A. Silva	(Principal Financial Officer and Principal Accounting Officer)

/s/ Grace K. Fey *	Trustee	February 24, 2025
Grace K. Fey

/s/ William H. Cunningham *	Trustee	February 24, 2025
William H. Cunningham

/s/ Hassell H. McClellan *	Trustee	February 24, 2025
Hassell H. McClellan

*By: Power of Attorney

*By:	/s/ Betsy Anne Seel
Betsy Anne Seel
Attorney-in-Fact

*	Pursuant to Power of Attorney filed on May 29, 2024

EXHIBIT INDEX

(n)	Consent of Independent Registered Public Accounting Firm

(r)(ii)	Code of Ethics of CQS (US), LLC, dated April 2024

(r)(iii)	Code of Ethics for the Independent Trustees of the John Hancock Alternative Funds, effective June 15, 2022, amended and restated February 5, 2025